Exhibit 2.1

Execution Version

EP/BRX HOLDINGS LLC

SLATE GROCERY REIT

and

1001700324 ONTARIO INC.

ARRANGEMENT AGREEMENT

September 27, 2026

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TABLE OF CONTENTS

Page

Article 1 Interpretation		2

1.1	Defined Terms	2

1.2	Certain Rules of Interpretation	22

Article 2 The Arrangement		23

2.1	Arrangement	23

2.2	Exemptive Relief and Pre-Meeting Conversion	23

2.3	Interim Order	24

2.4	Meeting	25

2.5	Circular	26

2.6	Final Order	28

2.7	Court Proceedings	28

2.8	Treatment of Officer Deferred Units and Trustee Deferred Units	30

2.9	Articles of Arrangement and Effective Date	30

2.10	Payment of Consideration	31

2.11	Withholding Taxes	32

2.12	Unitholder List	32

2.13	Tax Matters	32

Article 3 Representations and Warranties		34

3.1	Representations and Warranties of the REIT and ArrangementCo	34

3.2	Representations and Warranties of the Purchaser	35

Article 4 Covenants		35

4.1	Conduct of Business of the REIT	35

4.2	Covenants of the REIT Relating to the Arrangement	40

4.3	Covenants of the Purchaser Relating to the Arrangement	42

4.4	Access to Information; Confidentiality	44

4.5	Public Communications	45

4.6	Pre-Acquisition Reorganization	46

4.7	Notice and Cure Provisions	48

4.8	Insurance and Indemnification	49

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4.9	TSX Delisting	50

4.10	Financing Cooperation	51

4.11	Existing Lender and Joint Venture Access	55

4.12	Equity Financings	57

4.13	Expense Amounts	57

4.14	Manager Matters	57

Article 5 Additional Covenants Regarding Non-Solicitation		58

5.1	Non-Solicitation	58

5.2	Notification of Acquisition Proposals	60

5.3	Responding to an Acquisition Proposal	60

5.4	Right to Match	61

Article 6 Conditions		64

6.1	Mutual Conditions Precedent	64

6.2	Additional Conditions Precedent to the Obligations of the Purchaser	64

6.3	Additional Conditions Precedent to the Obligations of the REIT	65

6.4	Satisfaction of Conditions	66

Article 7 Term and Termination		66

7.1	Term	66

7.2	Termination	66

7.3	Effect of Termination/Survival	69

Article 8 General Provisions		69

8.1	Amendments	69

8.2	Termination Fees and Remedies	69

8.3	Acknowledgement	71

8.4	Expenses	72

8.5	Notices	73

8.6	Time of the Essence	74

8.7	Further Assurances	74

8.8	Specific Performance	74

8.9	Third Party Beneficiaries	76

8.10	Waiver	76

8.11	Entire Agreement	76

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8.12	Successors and Assigns	77

8.13	Severability	77

8.14	Governing Law and Process Agent	77

8.15	Rules of Construction	77

8.16	No Liability	78

8.17	Counterparts	78

8.18	Lender Related Parties	79

Schedule A Plan of Arrangement		A-1

Schedule B Arrangement Resolution		B-1

Schedule C REIT and ArrangementCo Representations and Warranties		C-1

Schedule D Purchaser Representations and WarrantieS		D-1

Schedule E Form of trustee support and voting agreement		E-1

ARRANGEMENT AGREEMENT

THIS AGREEMENT is made as of September 27, 2026.

BETWEEN:

EP/BRX HOLDINGS LLC, a Delaware limited liability company

(the “Purchaser”)

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SLATE GROCERY REIT, a trust created under and in accordance with the laws of the Province of Ontario

(the “REIT”)

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1001700324 ONTARIO INC., a corporation existing under the laws of the Province of Ontario

(the “ArrangementCo”)

WHEREAS the Purchaser wishes to acquire the Units of the REIT in exchange for consideration to the Unitholders consisting of the Consideration (as each such term is hereinafter defined);

AND WHEREAS the Special Committee, after consultation with its legal and financial advisors, has unanimously determined that the Arrangement is fair to the Unitholders and in the best interests of the REIT and the Unitholders, and recommended to the Board that the Board approve this Agreement and the Arrangement and recommend to the Unitholders that they vote in favour of the Arrangement Resolution;

AND WHEREAS the Board (with interested trustees abstaining from voting), upon the recommendation of the Special Committee and after consultation with the REIT’s financial advisors and outside legal counsel, has unanimously determined that the Consideration to be received by the Unitholders pursuant to the Arrangement is fair to such Unitholders and that the Arrangement is in the best interests of the REIT and the Unitholders, and the Board has unanimously (with interested trustees abstaining from voting) approved this Agreement and the Arrangement and unanimously resolved to recommend that the Unitholders vote in favour of the Arrangement Resolution;

AND WHEREAS the Parties intend to carry out the transactions contemplated herein by way of a plan of arrangement under the provisions of the OBCA and the Trustee Act;

AND WHEREAS the Parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters related to the transactions herein provided for;

AND WHEREAS simultaneously with the execution of this Agreement and as a material inducement to Purchaser to enter into this Agreement, (i) the Purchaser and Slate Asset Management L.P. have entered into the Manager Support and Voting Agreement, (ii) the REIT, Slate U.S. Opportunity (No. 1) Holding L.P., Slate U.S. Opportunity (No. 2) Holding L.P., Slate U.S. Opportunity (No. 3) Holding L.P., Slate U.S. Opportunity (No. 4) Holding L.P. and the Manager have entered into the Termination and Transaction Support Agreement and (iii) the Purchaser and Slate North American Essential Real Estate REIT, Inc. have entered into the NAEF Purchase Agreement;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the Parties agree as follows:

Article 1
Interpretation

1.1	Defined Terms

As used in this Agreement, the following terms have the following meanings, and grammatical variations thereof shall have corresponding meanings:

“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement in favour of the REIT entered into after the date hereof that (i) contains standstill provisions that are not materially less restrictive, in the aggregate, to the counterparty and its related parties than the standstill obligations applicable to the Purchaser and its related parties and Representatives in the Non-Disclosure Agreement; (ii) includes such other customary terms and conditions that are not materially less favorable, in the aggregate, to the REIT than those contained in the Non-Disclosure Agreement; (iii) does not contain any exclusivity provision or otherwise limit or prohibit the REIT from providing any information to the Purchaser and its related parties; and (iv) does not require the REIT or any of its Subsidiaries to reimburse the costs and expenses of any Person, it being understood, in each case, that such Acceptable Confidentiality Agreement may permit the counterparty to make a confidential Acquisition Proposal that may constitute a Superior Proposal to the Board.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction solely between the REIT, on the one hand, and/or one or more of its wholly-owned Subsidiaries, on the other hand, or solely between or among the REIT’s wholly-owned Subsidiaries, any offer, proposal, inquiry or expression of interest (whether written or oral) from any Person or group of Persons other than the Purchaser (or one or more of its affiliates or any Person acting jointly or in concert with the Purchaser or any of its affiliates) relating to, in each case whether in a single transaction or a series of related transactions, (i) any direct or indirect sale, disposition, alliance or joint venture (or any lease, license or other arrangement having the same economic effect as a sale, disposition, alliance or joint venture) of assets (including securities of any Subsidiary of the REIT) of the REIT or any of its Subsidiaries representing 20% or more of the consolidated assets, or contributing 20% or more of the consolidated revenue, of the REIT and its Subsidiaries taken as a whole (in each case based on the most recent publicly available consolidated financial statements of the REIT prior to such offer, proposal, inquiry or expression of interest); (ii) any direct or indirect purchase or acquisition by any such Person or group of Persons, or any Person acting jointly or in concert with any such Person or group of Persons within the meaning of Securities Laws, of Units (including securities convertible into or exercisable or exchangeable for Units) representing, when taken together with the Units of the REIT (including securities convertible into or exercisable or exchangeable for Units) beneficially owned by any such Person or group of Persons and any Person acting jointly or in concert with such Person or group of Persons, or over which they exercise control or direction, 20% or more of the then outstanding Units or 20% or more of any class of voting or equity securities of any Subsidiary of the REIT (assuming, in each case, the conversion, exchange or exercise of any securities convertible into or exercisable or exchangeable for Units or such other voting or equity securities), or 20% or more of the voting or equity securities of the surviving entity or the resulting direct or indirect parent of the REIT or the surviving entity, whether by way of direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction or series of related transactions that, if consummated, would have these results; (iii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or any other similar transaction or series of related transactions involving the REIT or any of its Subsidiaries; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

“Additional Consideration” means an amount, rounded to the nearest one-hundredth of a cent, equal to (a) $0.002482 multiplied by (b) the number of calendar days elapsed after January 20, 2027 until (but not including) the Closing Date.

“Affected Securityholders” means the Unitholders and the holders of Officer Deferred Units and Trustee Deferred Units.

“Agreement” means this arrangement agreement, including all Schedules, as may be amended, supplemented or otherwise modified in writing from time to time in accordance with its terms.

“Alternative Commitment Letter” has the meaning specified in Section 4.10(e).

“Alternative Financing” has the meaning specified in Section 4.10(e).

“Arrangement” means an arrangement under section 182 of the OBCA and section 60 of the Trustee Act on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or made at the direction of the Court in the Final Order with the prior written consent of the REIT and the Purchaser, each acting reasonably.

“ArrangementCo” has the meaning specified in the preamble.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Meeting, substantially in the form of Schedule B.

“Articles of Arrangement” means the articles of arrangement of ArrangementCo in respect of the Arrangement, required by the OBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form satisfactory to the REIT and the Purchaser, each acting reasonably.

“Assumed Indebtedness” has the meaning specified in Section 4.11(b).

“Assumption Documents” has the meaning specified in Section 4.11(b).

“Assumption Obligations” has the meaning specified in Section 4.11(b).

“Authorization” means, with respect to any Person, any order, Permit, approval, consent, waiver, certification, licence, registration or similar authorization of any Governmental Entity, whether by expiry or termination of an applicable waiting period or otherwise, having jurisdiction over such Person, or its business, assets or securities.

“Board” means the board of trustees of the REIT as constituted from time to time.

“Board Recommendation” has the meaning specified in Section 2.5(b).

“Breaching Party” has the meaning specified in Section 4.7(c).

“Brixmor Equity Commitment Letters” means, collectively, the Brixmor REIT Equity Commitment Letter and the Brixmor NAEF Equity Commitment Letter.

“Brixmor Guarantor” means Brixmor Operating Partnership LP and its successors and assigns permitted in accordance with the Brixmor Limited Guarantees, as applicable.

“Brixmor Limited Guarantees” means, collectively, the Brixmor REIT Limited Guarantee and the Brixmor NAEF Limited Guarantee.

“Brixmor NAEF Equity Commitment Letter” means the equity commitment letter, dated as of the date hereof, by and between Purchaser and the Brixmor Guarantor and delivered to the Purchaser in connection with the transactions contemplated by the NAEF Purchase Agreement, as may be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived in accordance with the terms herein and therein from time to time after the date hereof.

“Brixmor NAEF Limited Guarantee” means the limited guaranty, dated as of the date hereof, by and between the Brixmor Guarantor and the NAEF Seller and delivered to the NAEF Seller in connection with the transactions contemplated by the NAEF Purchase Agreement (including all exhibits, schedules and annexes thereto), as may be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived in accordance with the terms herein and therein from time to time after the date hereof.

“Brixmor REIT Equity Commitment Letter” means the equity commitment letter, dated as of the date hereof, by and between Purchaser and the Brixmor Guarantor and delivered to the Purchaser in connection with the transactions contemplated by this Agreement (including all exhibits, schedules and annexes thereto), as may be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived in accordance with the terms herein and therein from time to time after the date hereof.

“Brixmor REIT Limited Guarantee” means the limited guaranty, dated as of the date hereof, by and between the Brixmor Guarantor and the REIT and delivered to the REIT in connection with the transactions contemplated by this Agreement (including all exhibits, schedules and annexes thereto), as may be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived in accordance with the terms herein and therein from time to time after the date hereof.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are required to be closed for business in Toronto, Ontario or New York, New York.

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 183(2) of the OBCA in respect of the Articles of Arrangement.

“Change in Recommendation” has the meaning specified in Section 7.2(a)(iv)(B).

“Circular” means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to the Unitholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement.

“Class A Units” means the units of beneficial interest in the REIT designated as “Class A Units”.

“Class B Units” means the Partnership Class B Units of each Partnership.

“Class I Units” means the units of beneficial interest in the REIT designated as “Class I Units”.

“Class U Units” means the units of beneficial interest in the REIT designated as “Class U Units”.

“Closing” has the meaning specified in Section 2.9(c).

“Code” means the Internal Revenue Code of 1986, as amended.

“Commitment Letters” means, collectively, the Equity Commitment Letters and the Debt Commitment Letters.

“Consideration” means the cash consideration to be received by the Unitholders pursuant to the Plan of Arrangement consisting of the sum of (i) $13.00 and (ii) the Additional Consideration for each Unit, subject to adjustment in the manner and in the circumstances contemplated in Section 2.10.

“Constating Documents” means (i) articles of incorporation, amalgamation, or continuation, as applicable, and by-laws; (ii) declarations of trust; (iii) in the case of the REIT, the Management Agreement; (iv) partnership agreements; or (v) other applicable governing instruments, and all amendments thereto.

“Construction Contract” has the meaning specified in paragraph 22(j) of Schedule C.

“Contract” means any agreement, arrangement, lease, sublease, commitment, engagement, contract, franchise, licence, obligation or undertaking (written or oral) to which any Person or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or to which any of their respective properties or assets is subject.

“Court” means the Ontario Superior Court of Justice (Commercial List), or other court as applicable.

“Damages Obligations” has the meaning specified in Section 7.3.

“Data Room” means the material contained in the virtual data room established by the Special Committee as at 5:00 p.m. (Toronto time) on the day that is one (1) Business Day prior to the date hereof.

“Debt Commitment Letters” means the debt commitment letters, dated as of the date hereof, and delivered by Purchaser simultaneously with the execution of this Agreement (including all exhibits, schedules and annexes thereto), as may be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived in accordance with the terms herein and therein from time to time after the date hereof.

“Debt Financing” has the meaning specified in Section 4.10(a).

“Debt Financing Sources” means the Persons that have committed to provide or arrange the Debt Financing (including any Alternative Financing) in connection with the transactions contemplated in this Agreement (including the parties to any joinder agreements, credit agreements or other definitive agreements relating thereto) and their successors and permitted assigns; provided, however, in no event shall the Purchaser or any of its respective affiliates be considered a “Debt Financing Source”.

“Declaration of Trust” means the fourth amended and restated declaration of trust of the REIT dated August 17, 2020, as the same may be further amended, supplemented or otherwise modified from time to time in accordance with its terms.

“Deferred Units” has the meaning specified in Section 2.8(a).

“Deferred Unit Plans” means, collectively, the Trustee Deferred Unit Plan and the Officer Deferred Unit Plan.

“Depositary” means Computershare Investor Services Inc. or such other Person as the REIT and the Purchaser may agree to appoint to act as depositary for the Units in relation to the Arrangement, each acting reasonably.

“Director” means the Director appointed pursuant to section 278 of the OBCA.

“Disclosure Letter” means the disclosure letter dated the date of this Agreement and all schedules, exhibits and appendices thereto, delivered by the REIT to the Purchaser with this Agreement.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“DPA” has the meaning specified in in paragraph 41 of Schedule C.

“E&P Study” has the meaning specified in Section 4.6(a).

“ECI” has the meaning specified in Section 4.1(b).

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” has the meaning specified in the Plan of Arrangement.

“Emergency” means a sudden, unexpected event that requires prompt action by the REIT or one of its Subsidiaries to avoid, prevent or mitigate (a) imminent material damage to any Person, property, natural resources (including wildlife) or the environment or (b) imminent death of or bodily injury to any individual.

“Engagement Letters” means, collectively, the engagement letter agreement between the REIT and Evercore Group L.L.C. dated February 13, 2026 and the engagement letter agreement between the REIT and CIBC World Markets Inc. dated June 15, 2026.

“Environmental Laws” means any federal, state, provincial, territorial, municipal or local law, statute, ordinance, rule, regulation, order, decree, judgment, injunction, permit, license, authorization or other binding requirement, or common law, relating to health, safety or the regulation, protection, cleanup or restoration of the environment or natural resources, including those relating to the presence, use, distribution, processing, generation, treatment, control, storage, disposal, transportation, other handling of, or exposure of any Person to, or the Release or threatened Release of Hazardous Substances.

“Equity Commitment Letters” means the REIT Equity Commitment Letters and the NAEF Equity Commitment Letters.

“Equity Financings” means, collectively, the REIT Equity Financings and the NAEF Equity Financing.

“Equity Financing Sources” means Brixmor Operating Partnership LP, Everview Partners Real Estate Fund A, L.P. and Everview Partners Real Estate Fund B, L.P. and their respective successors and assigns permitted in accordance with the Equity Commitment Letters.

“Everview” means Everview Partners, L.P.

“Everview Equity Commitment Letters” means, collectively, the Everview REIT Equity Commitment Letter and the Everview NAEF Equity Commitment Letter.

“Everview Guarantors” means, collectively, Everview Partners Real Estate Fund A, L.P. and Everview Partners Real Estate Fund B, L.P. and their respective successors and assigns permitted in accordance with the Everview Limited Guarantees, as applicable.

“Everview Limited Guarantees” means, collectively, the Everview REIT Limited Guarantee and the Everview NAEF Limited Guarantee.

“Everview NAEF Equity Commitment Letter” means the equity commitment letter, dated as of the date hereof, by and between Purchaser and the Everview Guarantors, and delivered to the Purchaser in connection with the transactions contemplated by the NAEF Purchase Agreement, as may be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived in accordance with the terms herein and therein from time to time after the date hereof.

“Everview NAEF Limited Guarantee” means the limited guaranty, dated as of the date hereof, by and between the Everview Guarantors and the NAEF Seller and delivered to the NAEF Seller in connection with the transactions contemplated by the NAEF Purchase Agreement (including all exhibits, schedules and annexes thereto), as may be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived in accordance with the terms herein and therein from time to time after the date hereof.

“Everview REIT Equity Commitment Letter” means the equity commitment letter, dated as of the date hereof, by and between Purchaser and the Everview Guarantors, and delivered to the Purchaser in connection with the transactions contemplated by this Agreement (including all exhibits, schedules and annexes thereto), as may be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived in accordance with the terms herein and therein from time to time after the date hereof.

“Everview REIT Limited Guarantee” means the limited guaranty, dated as of the date hereof, by and between the Everview Guarantors and the REIT and delivered to the REIT in connection with the transactions contemplated by this Agreement (including all exhibits, schedules and annexes thereto), as may be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived in accordance with the terms herein and therein from time to time after the date hereof.

“Exemptive Relief” means a decision from the Ontario Securities Commission, as principal regulator, pursuant to section 9.1. of MI 61-101 granting discretionary relief from the requirement that minority approval be obtained on a per class basis and providing that minority approval shall instead be obtained by a majority of the votes cast on the Arrangement Resolution by Unitholders present in person or virtually or represented by proxy at the Meeting, voting as a single class, excluding votes attached to Units held by Persons described in items (a) through (d) of section 8.1(2) of MI 61-101.

“Existing Joint Venture Partners” means each of (i) Ifshin Mid-Century LLC, a Delaware limited liability company, (ii) DLC Mid-Century Holdco, LLC, a Delaware limited liability company, (iii) JADD JV 1 LLC, a New York limited liability company, (iv) KGRP, Inc., an Ohio corporation and (v) The Kroger Co. of Michigan, a Michigan corporation.

“Existing Joint Ventures” means each of (i) Mid-Century Holdings LLC, a Delaware limited liability company, (ii) Mid-Century Joint Member LLC, a Delaware limited liability company (iii) TK11 Venture LLC, a Delaware limited liability company and (iv) SRT Windmill LP, a Delaware limited partnership.

“Existing Leases” means the Leases in existence as of the date hereof and which remain in existence as of the Effective Date; and “Existing Lease” means any one of the Existing Leases.

“Existing Lenders” means, collectively, the lenders and hypothecary creditors under the Existing Mortgages.

“Existing Mortgages” means the credit agreements, hypothecs, trust indentures, mortgages, charges and related security documents, including guarantees and environmental indemnities, with respect to the loans listed in Schedule 3.1(26) of the Disclosure Letter.

“Fairness Opinions” means collectively (a) the oral opinion of Evercore Group L.L.C. to the Special Committee, to be confirmed by delivery of a written opinion addressed to the Special Committee, to the effect that, as of the date of such opinion and based upon and subject to the various assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Unitholders in the Arrangement is fair, from a financial point of view, to such Unitholders other than the Manager and its affiliates and (b) the oral independent opinion of CIBC World Markets Inc., to be confirmed by delivery of a written independent opinion addressed to the Special Committee, to the effect that, as of the date of such opinion, and based upon and subject to the various assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Unitholders in the Arrangement is fair, from a financial point of view, to such Unitholders.

“Fee Letters” means those certain fee letters, related to the Debt Commitment Letters, executed as of the date hereof (including all exhibits, schedules and annexes thereto), as may be amended, supplemented, replaced, substituted, terminated or otherwise modified or waived in accordance with the terms herein and therein from time to time after the date hereof.

“Final Order” means the final order of the Court made pursuant to section 182 of the OBCA in a form acceptable to the REIT, ArrangementCo and the Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of the REIT, ArrangementCo and the Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to the REIT, ArrangementCo and the Purchaser, each acting reasonably) on appeal.

“Financing” means, collectively, the Debt Financing and the Equity Financings.

“Financing Obligations” has the meaning specified in Section 4.10(a).

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, ministry, agency or instrumentality, domestic or foreign; (ii) any subdivision, authority or representative of any of the above; (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (iv) any stock exchange.

“Guarantors” means, collectively, the Brixmor Guarantor and the Everview Guarantors.

“Guaranteed Obligations” means, collectively, the Reorganization Obligations, the Assumption Obligations, the Financing Obligations, the Purchaser Termination Fee, the REIT Enforcement Costs and the Damages Obligations of the Purchaser, in each case, which shall survive the termination of this Agreement in accordance with the REIT Limited Guarantees.

“Hazardous Substances” means any material, substance, waste (including, without limitation, pollutants, contaminants, hazardous or toxic substances or wastes) or condition that is listed in, defined in or regulated by, or may give rise to, liability under any Environmental Laws, including petroleum and petroleum byproducts, asbestos or asbestos-containing materials, per- and polyfluoroalkyl substances, and polychlorinated biphenyls.

“ICA Approval” means, if required, that (a) the ICA Minister shall have sent a written notice pursuant to section 21(1) of the Investment Canada Act to the Purchaser stating that the ICA Minister is satisfied that the transactions contemplated by this Agreement are likely to be of net benefit to Canada, or alternatively, the time period for providing such notice under section 21(1) of the Investment Canada Act shall have expired such that the ICA Minister shall be deemed to be satisfied that the transactions contemplated by this Agreement are likely to be of net benefit to Canada and (b) more than 45 days shall have elapsed from the time that the ICA Minister has certified as complete the Purchaser’s application for review filed in connection with the transactions contemplated by this Agreement and the ICA Minister shall not have sent to the Purchaser a notice under section 25.2(1) of the Investment Canada Act or made an order under section 25.3(1) of the Investment Canada Act in relation to the transactions contemplated by this Agreement or, if such a notice has been sent or such an order has been made, the Purchaser has subsequently received (i) a notice under section 25.2(4) of the Investment Canada Act indicating that an order for the review of the transactions contemplated by this Agreement on the grounds of national security shall not be made, (ii) a notice under section 25.3(6)(b) or (c) of the Investment Canada Act indicating that the ICA Minister is satisfied that the transactions contemplated by this Agreement would not be injurious to national security, or (iii) an order under section 25.4(1)(b) of the Investment Canada Act authorizing the transactions contemplated by this Agreement.

“ICA Minister” means the responsible minister under the Investment Canada Act.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Indemnifiable Claim” has the meaning specified in Section 4.8(b).

“Indemnification Agreements” has the meaning specified in Section 4.8(c).

“Intellectual Property” means domestic and foreign (i) patents, applications for patents and reissues, divisions, divisionals, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and non-public business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) mask works, mask work registrations and applications for mask work registrations; (v) designs, design registrations, design registration applications and integrated circuit topographies; (vi) trade names, business names, corporate names, domain names, website names and world wide web addresses, social media handles, common law trademarks, trademark registrations, trademark applications, trade dress and logos, and the goodwill associated with any of the foregoing mentioned in this clause (vi); and (vii) any other intellectual property.

“Interim Order” means the interim order of the Court made pursuant to section 182 of the OBCA in a form acceptable to the REIT, ArrangementCo and the Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of the REIT, ArrangementCo and the Purchaser, each acting reasonably.

“Investment Canada Act” means the Investment Canada Act (Canada) and the regulations promulgated thereunder.

“IT Systems” means all computer systems, PCs, servers, monitors, hardware, network, equipment and other computer hardware and information technology systems and services owned, leased, licensed or otherwise used by or on behalf of the REIT or any of its Subsidiaries, including all internal memory associated with the foregoing.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, notice, Order or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

“Leases” means binding offers to lease (unless superseded by executed leases), binding agreements to lease (unless superseded by executed leases), leases, renewals of leases, amendments of leases, assignments of leases and other rights or licences granted to possess or occupy space within a Property, and all consents to assignment, consents to subleases and any notices relating to such documents, together with all security, deposits, letters of credit, guarantees and indemnities of the Tenants’ obligations thereunder, in each case as amended, renewed or otherwise varied; and “Lease” means any one of the Leases; and “Leases” includes any ground leases.

“Lender Related Parties” has the meaning specified in Section 8.18.

“Lien” means any mortgage, charge, pledge, hypothec, security interest, international interest, prior claim, encroachments, option, right of first refusal or first offer, occupancy right, covenant, assignment, lien (statutory or otherwise), defect of title, or restriction or adverse right or claim, or other third-party interest or encumbrance of any kind, in each case, whether contingent or absolute.

“Limited Guarantees” means, collectively, the REIT Limited Guarantees and the NAEF Limited Guarantees.

“Management Agreement” means the third amended and restated management agreement made as of October 1, 2021 between the REIT, Slate U.S. Opportunity (No. 1) Holding L.P., Slate U.S. Opportunity (No. 2) Holding L.P., Slate U.S. Opportunity (No. 3) Holding L.P., Slate U.S. Opportunity (No. 4) Holding L.P., and the Manager.

“Manager” means Slate Asset Management (Canada) L.P.

“Manager Contracts” has the meaning specified in Section 4.14.

“Manager Support and Voting Agreement” means the support and voting agreement entered into between the Purchaser and Slate Asset Management L.P., dated as of the date hereof.

“Manager Transaction Agreements” means the (i) Manager Support and Voting Agreement and (ii) Termination and Transaction Support Agreement.

“Matching Period” has the meaning specified in Section 5.4(a)(v).

“Material Contract” means any individual Contract to which the REIT or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or to which any of their respective assets are subject:

(a)	that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a REIT Material Adverse Effect;

(b)	under which the REIT or any of its Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than Ordinary Course endorsements for collection and guarantees or intercompany liabilities or obligations between two (2) or more wholly-owned Subsidiaries of the REIT or between the REIT and one or more of its wholly-owned Subsidiaries) in excess of $5,000,000;

(c)	that relates to indebtedness for borrowed money in excess of $5,000,000 whether incurred, assumed, guaranteed or secured by any property or asset;

(d)	that provides for the establishment, investment in, organization or formation of any joint venture, partnership or similar arrangement with any third party;

(e)	pursuant to which the REIT or any of its Subsidiaries are required or expected to expend more than an aggregate of $2,000,000 in the twelve (12) month period following the date hereof (other than any Existing Lease or any new Lease entered into subsequent to the date of this Agreement in compliance with the terms hereof);

(f)	that contemplates an exclusive business relationship with any other Person or that otherwise, in each case, contains any covenants in favour of an unaffiliated party purporting to (i) limit, in any material respect, either the type of business in which the REIT or any of its Subsidiaries (or, after the Effective Time, the Purchaser or its Affiliates) may engage or the geographic area in which any of them may so engage; or (ii) impose non-compete, non-solicit or exclusivity provisions on the REIT or any of its Subsidiaries (or, after the Effective Time, the Purchaser or its affiliates);

(g)	any Lease pursuant to which the REIT or any of its Subsidiaries is granted a leasehold interest (right of emphyteusis or superficies) in a Property;

(h)	any Lease that (A) is for more than $500,000 base annualized rent or (B) covers leasable area of more than 25,000 square feet;

(i)	pursuant to which the REIT or any of its Subsidiaries is obligated to make or expects to receive payments in excess of $1,000,000 over the remaining term of such Contracts (other than any Existing Lease or any new Lease entered into subsequent to the date of this Agreement in compliance with the terms hereof);

(j)	that provides for the purchase, sale or exchange of, or option to purchase, sell or exchange, any real property (or any interest in any real property) with a fair market value in excess of $2,000,000 that has not been consummated or pursuant to which the REIT or any of its Subsidiaries has any material ongoing obligations, including any continuing indemnification, guarantee, “earn-out” or other contingent payment obligations (except for customary indemnification obligations with respect to the representations and warranties and covenants of the REIT or its Subsidiaries);

(k)	that constitutes or relates to related party transactions (other than any Contract between the REIT and any of its wholly-owned Subsidiaries or between any two (2) or more wholly-owned Subsidiaries of the REIT), including for the avoidance of doubt, any Contract between the REIT or any of its Subsidiaries on one hand, and the Manager or any of its affiliates or any other entity that is managed by the Manager on the other;

(l)	that limits or restricts in any material respect the ability of the REIT or any Subsidiary of the REIT to acquire properties or engage in any line of business or carry on business in any geographic area or that creates in any material respect an exclusive dealing arrangement in respect of any Property;

(m)	that contains any covenant granting “most favored nation” status that, following the consummation of the transactions contemplated hereby, would restrict actions in any material respect taken by the Purchaser or its Subsidiaries or affiliates;

(n)	that contains a standstill or similar contract pursuant to which the REIT or any of its Subsidiaries has agreed not to acquire assets or securities of the other party or any of its affiliates;

(o)	that is material to the business of the REIT or any of its Subsidiaries and under which the REIT or any of its Subsidiaries grants or expressly obtains any license to Intellectual Property, other than software licenses entered into in the Ordinary Course;

(p)	that is a settlement, conciliation, or similar contract with any Governmental Entity or other Person pursuant to which the REIT or any of its Subsidiaries has continuing material obligations;

(q)	that is not terminable by the REIT or any of its Subsidiaries upon notice of twelve (12) months or less without payment of a material penalty, fee or other material liability;

(r)	that grants any options, rights of first refusal or similar arrangement whereby a third party has a right to acquire fee ownership of or a ground leasehold interest in all or any portion of a Property;

(s)	is a “material contract” as defined in National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators;

(t)	the Engagement Letters; or

(u)	that is otherwise material to the REIT and its Subsidiaries, taken as a whole, and not already captured by the categories listed above.

“Meeting” means the special meeting of Unitholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Circular and agreed to in writing by the Purchaser.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Misrepresentation” means a misrepresentation for purposes of applicable Securities Laws.

“Money Laundering Laws” has the meaning specified in paragraph 36 of Schedule C.

“NAEF Equity Commitment Letters” means, collectively, the Brixmor NAEF Equity Commitment Letter and the Everview NAEF Equity Commitment Letter.

“NAEF Equity Financing” means the equity financing to be provided pursuant to the NAEF Equity Commitment Letters.

“NAEF Limited Guarantees” means, collectively, the Brixmor NAEF Limited Guarantee and the Everview NAEF Limited Guarantee.

“NAEF Purchase Agreement” means that equity purchase and sale agreement entered into between Purchaser and NAEF Seller, dated as of the date hereof, as may be amended, supplemented or otherwise modified in writing from time to time in accordance with its terms.

“NAEF Seller” means Slate North American Essential Real Estate REIT, Inc.

“NI 62-104” means National Instrument 62-104 – Takeover Bids and Issuer Bids.

“Non-Disclosure Agreement” means the non-disclosure agreement entered into between the REIT and Brixmor Property Group Inc. on May 2, 2026.

“Notice” has the meaning specified in Section 8.5.

“OBCA” means the Business Corporations Act (Ontario).

“officer” has the meaning specified in the Securities Act (Ontario).

“Officer Deferred Unit Plan” means the deferred unit incentive plan dated May 11, 2016 for officers of the REIT.

“Officer Deferred Units” means the outstanding deferred units of the REIT pursuant to the Officer Deferred Unit Plan.

“Order” means all judicial, arbitral, administrative, ministerial, departmental or regulatory judgments, injunctions, orders, decisions, rulings, determinations, awards, decrees, stipulations or similar actions taken or entered by or with, or applied by, any Governmental Entity (in each case, whether temporary, preliminary or permanent).

“Ordinary Course” means, with respect to an action taken by a Party or its Subsidiary, that such action is consistent with the past practices of such Party or such Subsidiary, and is taken in the ordinary course of the normal day-to-day operations of the business of such Party or such Subsidiary.

“Outside Date” means March 27, 2027.

“Parties” means the Purchaser, the REIT and ArrangementCo; and “Party” means any one of them.

“Partnerships” means, collectively, Slate Grocery One L.P. and Slate Grocery Two L.P. (formerly Slate Retail Two L.P.).

“Payoff Letter” has the meaning specified in Section 4.10(h).

“Permits” means all permits, certifications, registrations, licences, franchises, approvals, authorizations, variances, exemptions, permissions, qualifications, clearances, orders and consents granted by a Governmental Entity, including all building permits and certificates of occupancy.

“Permitted Liens” means, in respect of any Property or personal (moveable) property of the REIT or any of its Subsidiaries, any one or more of the following:

(a)	Liens or deposits for Taxes which are not due and payable or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with IFRS;

(b)	inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, and carriers in respect of the construction, maintenance, repair or operation of the REIT Assets, provided that such Liens are related to obligations not due and payable, are not registered against title to any REIT Assets and in respect of which adequate holdbacks are being maintained as required by applicable Law;

(c)	any registered Liens relating to work done for the benefit of a Tenant so long as the REIT or one of its Subsidiaries (i) has not assumed responsibility or is not liable for such Lien under applicable Law, and (ii) is taking all commercially reasonable steps and proceedings to cause any such Lien to be discharged or vacated;

(d)	the Existing Leases, all new Leases that are entered into subsequent to the date of this Agreement in compliance with the terms of this Agreement, and all renewals, extensions, modifications, restatements and replacements of such Leases entered into subsequent to the date of this Agreement in compliance with the terms of this Agreement and all charges granted by Tenants against their respective interests in such Leases in accordance with the terms of such Leases;

(e)	any notices of former Leases and any memoranda of commission agreements with respect to former Leases granted by former Tenants, provided that to the knowledge of the REIT, there are no amounts owing or outstanding financial obligations relating to such notices or memoranda;

(f)	municipal by-laws, regulations, ordinances, zoning laws, building or land use restrictions and other similar limitations imposed by any Governmental Entity having jurisdiction over such real property which do not violate the current use or occupancy of such real property;

(g)	easements, rights of way, restrictions, restrictive covenants and similar matters of record affecting title to real property, that in each case do not or would not materially and adversely impact the use of such property as it is being used on the date of this Agreement;

(h)	any reservations, exceptions, limitations, provisos and conditions contained in the original Crown grant or patent (including, without limitation, the reservation of any mines and minerals in the Crown or in any other Person);

(i)	any Liens, encumbrances, defects or irregularities of title that would be disclosed in any title insurance policies, title opinions, certificates of location, surveys or other title documents, provided such matters do not individually or in the aggregate materially and adversely affect the value or the current use or operation of such property;

(j)	any Liens which will be (i) discharged, released or vacated at or prior to the Effective Time or (ii) bonded at or prior to the Effective Time, in each case, with respect to this clause (ii) solely to the extent (and only if) approved by Purchaser in writing (such approval may be granted or withheld in Purchaser’s sole and absolute discretion);

(k)	any Liens in connection with the Existing Mortgages or any other debt set forth on Schedule 4.10(h) of the Disclosure Letter (in each case, other than those subject to a Payoff Letter, unless Purchaser has elected, with respect to an Existing Mortgage, in writing to assume, defease or leave outstanding as of the Effective Time pursuant to Section 4.10(h)); and

(l)	any minor encroachments by any structure located on the REIT Assets onto any adjoining lands and any minor encroachments by any structure located on adjoining lands onto the REIT Assets that do not materially adversely affect the use of the REIT Assets or otherwise materially impair business operations at the affected Properties.

“Person” includes any individual, partnership, association, body corporate, trust, organization, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule A, subject to any amendments or variations to such plan made in accordance with its terms, the terms of this Agreement or made at the direction of the Court in the Final Order with the prior written consent of the REIT and the Purchaser, each acting reasonably.

“Post-Arrangement Tax Returns” has the meaning specified in Section 2.13(c).

“Pre-Acquisition Reorganization” has the meaning specified in Section 4.6(a).

“Pre-Meeting Conversion” has the meaning specified in Section 2.2(b).

“Proceeding” means any suit, action, charge, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination, enquiry, investigation or other proceeding commenced, brought, conducted, tried or heard by or before, or otherwise involving any Governmental Entity.

“Prohibited Modifications” has the meaning specified in Section 4.10(d).

“Properties” means the real estate properties owned, directly or indirectly, by the REIT and its Subsidiaries.

“Public Filings” means all documents publicly available and filed under the profile of the REIT on SEDAR+ since January 1, 2025 and prior to the date of this Agreement.

“Purchaser” has the meaning specified in the preamble.

“Purchaser Enforcement Costs” has the meaning specified in Section 8.3(a).

“Purchaser Liability Cap” has the meaning specified in Section 8.3(d).

“Purchaser Material Adverse Effect” means any event, change, occurrence or effect that would prevent, materially delay or materially impede the performance by Purchaser of its obligations under this Agreement or any of the transactions contemplated hereby.

“Purchaser Reimbursement Payment” has the meaning specified in Section 8.2(d).

“Purchaser Termination Fee” has the meaning specified in Section 8.2(f)(i).

“REA” means any reciprocal easement agreement or other similar agreement to which the REIT or any of its Subsidiaries is a party or by which any Property is bound.

“REIT” has the meaning specified in the preamble.

“REIT Assets” means all of the assets, Properties, permits, rights or other privileges (whether contractual or otherwise) of the REIT and its Subsidiaries.

“REIT Equity Commitment Letters” means, collectively, the Brixmor REIT Equity Commitment Letter and the Everview REIT Equity Commitment Letter.

“REIT Equity Financings” means the equity financings to be provided pursuant to the REIT Equity Commitment Letters.

“REIT Enforcement Costs” has the meaning specified in Section 8.3(b).

“REIT Limited Guarantees” means, collectively, the Brixmor REIT Limited Guarantee and the Everview REIT Limited Guarantee.

“REIT LRE” means the “loss restriction event” (as defined in the Tax Act) of the REIT occurring on the Effective Date as a result of the Arrangement.

“REIT Material Adverse Effect” means any change, event, occurrence, development, effect or circumstance that, individually or in the aggregate with other such changes, events, occurrences, developments, effects or circumstances is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, capitalization, financial condition or liabilities (contingent or otherwise) of the REIT and its Subsidiaries, taken as a whole, provided that any such change, event, occurrence, development, effect or circumstance resulting from or arising, directly or indirectly, in connection with the following shall not be taken into account in determining whether there shall have occurred a REIT Material Adverse Effect:

(a)	any change, development or condition generally affecting the grocery-anchored retail real estate industry in which the REIT and its Subsidiaries operate or carry on their business in the United States;

(b)	any change, development or condition in or relating to global, national or regional political conditions (including strikes, lockouts, civil unrest, riots, protests, insurrections or facility takeover for emergency purposes) or in general economic, business, banking, regulatory, currency exchange, interest rate, rates of inflation or market conditions or in financial, securities or capital markets in Canada or the United States or in global financial, credit or capital markets;

(c)	any adoption, proposal, implementation or change in Law or in any interpretation, application or non-application of any Law by any Governmental Entity, in each case, after the date hereof;

(d)	any change after the date hereof in applicable regulatory accounting requirements, including IFRS;

(e)	any hurricane, flood, tornado, earthquake or other natural disaster, man-made disaster or superior force;

(f)	any epidemic, pandemic or disease outbreak or general disease outbreak of illness, including the worsening thereof;

(g)	the commencement or continuation of war (whether or not declared), hostilities, including the escalation or worsening thereof, or acts of terrorism;

(h)	any change in the market price or trading volume of any securities of the REIT (provided, however, that the causes underlying such change may be considered to determine whether such change constitutes a REIT Material Adverse Effect);

(i)	the failure of the REIT to meet any internal or published projections, forecasts, guidance or estimates of revenues, earnings, gross margin or cash flow for any period ending on or after the date of this Agreement (provided, however, that the causes underlying such failure may be considered to determine whether such failure constitutes a REIT Material Adverse Effect);

(j)	the announcement and pendency of this Agreement or the transactions contemplated hereby, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the REIT or any of its Subsidiaries with any of its current or prospective trustees, Tenants, Unitholders, distributors, suppliers, counterparties, insurance underwriters or partners (provided, that this clause (j) shall not apply in the determination of a breach or violation of the representations and warranties contained in Paragraph 6 [Non-Contravention] of Schedule C);

(k)	any specific action taken by the REIT or any of its Subsidiaries that is expressly required to be taken pursuant to this Agreement, or any failure to take an action by the REIT or any of its Subsidiaries which is expressly prohibited by this Agreement, or any act that is consented to by the Purchaser in writing, in each case, other than the obligation of the REIT to operate in the ordinary course of business pursuant to Section 4.1(a); provided that this clause (k) shall not apply to any representation or warranty (or any Party’s obligation to consummate the Arrangement relating to such representation or warranty) to the extent the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby, in each case, for the avoidance of doubt, except in connection with the Debt Financing, Pre-Acquisition Reorganization, assumption of existing indebtedness of the REIT or its Subsidiaries (including any Assumed Indebtedness), or the Distribution (as defined in the Plan of Arrangement), each of which shall be deemed to be actions taken pursuant to this Agreement and shall not be taken into account in determining whether there shall have occurred a REIT Material Adverse Effect, including with respect to any representation addresses the consequences resulting from the execution and delivery of this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby; or

(l)	the identity of, or any facts or circumstances specifically relating to the Purchaser or its affiliates (provided, that this clause (l) shall not apply in the determination of a breach or violation of the representations and warranties contained in Paragraph 6 [Non-Contravention] of Schedule C), provided, however, that with respect to clause (a) through to and including clause (g), such changes, events, occurrences, developments, effects or circumstances may be taken into account to the extent such matter has a disproportionate effect on the REIT and its Subsidiaries, taken as a whole, relative to other real estate investment trusts operating in the grocery-anchored retail real estate industry in the United States, in which case only the incremental disproportionate adverse effect may be taken into account in determining whether a REIT Material Adverse Effect has occurred and that references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a REIT Material Adverse Effect has occurred.

“REIT Termination Fee” has the meaning specified in Section 8.2(f)(ii).

“REIT Transaction Expenses” has the meaning specified in Section 4.13.

“Related Parties” means, with respect to any Party, such Party’s affiliates and any of their respective former, current or future trustees, directors, officers, employees, affiliates, partners, general or limited partners, shareholders, stockholders, equity holders, controlling persons, managers, members or agents (other than such Party or any other Party) and, with respect to the Purchaser, includes any (x) fund, investment vehicle or account controlled, managed or advised by Everview and (y) portfolio company of Purchaser, its affiliates or any such fund, investment vehicle or account.

“Release” means any sudden, intermittent or gradual release, threatened release, spill, leak, pumping, pouring, emission, emptying, discharge, injection, escape, leaching, migration, disposal, dumping, deposit, spraying, burial, abandonment, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into, onto, under or through the indoor or outdoor environment, or any other action, event, occurrence or circumstance that constitutes a “Release” pursuant to any applicable Environmental Law.

“Reorganization Obligations” has the meaning specified in Section 4.6(d).

“Representative” means, with respect to any Person, any officer, trustee, manager, director, employee, partner, consultant, advisor (including any counsel, accountant, investment banker, expert or financial or other advisor), agent or other representative of such Person or any of its Subsidiaries. For the purposes of this Agreement, the Manager and its affiliates and their respective Representatives shall be deemed to be Representatives of the REIT and its Subsidiaries.

“Required Amount” means the amount, in immediately available cash, necessary for the Purchaser to complete the transactions contemplated by this Agreement, the Termination and Transaction Support Agreement and the NAEF Purchase Agreement, including the Arrangement and the Financing, in accordance with this Agreement, including to (a) deposit, pay or loan any and all amounts required to be deposited, paid or loaned by or on behalf of the Purchaser hereunder pursuant to Section 2.10, (b) refinance, repay or defease any and all indebtedness of the REIT and its Subsidiaries, and (c) pay any and all fees, expenses and other amounts payable in connection with the transactions contemplated by this Agreement, the Termination and Transaction Support Agreement and the NAEF Purchase Agreement, including the Arrangement and the Financing.

“Required Approval” has the meaning specified in Section 2.3(b).

“Sanctions” has the meaning specified in paragraph 37 of Schedule C.

“Securities Authorities” means the Ontario Securities Commission and any successor thereto as well as any other applicable securities commissions or securities regulatory authority of a province or territory of Canada.

“Securities Laws” means the Securities Act (Ontario) and the rules and regulations and published policies thereunder, and any other applicable Canadian provincial and territorial securities Laws, and, where applicable, applicable securities Laws and regulations of other jurisdictions and the rules and policies of the TSX.

“SEDAR+” means the System for Electronic Data Analysis and Retrieval + maintained on behalf of the Securities Authorities.

“Service Provider” has the meaning specified in paragraph 33(a) of Schedule C.

“SGI” means Slate Grocery Investment Inc., a corporation formed under the laws of Delaware and a wholly owned Subsidiary of the REIT.

“Slate Investment LP” means Slate Grocery Investment L.P., a limited partnership formed under the laws of the Province of Ontario.

“Special Committee” means the special committee of independent members of the Board formed in relation to the proposal to effect the transactions contemplated by this Agreement.

“Special Cash Distribution” has the meaning specified in the Plan of Arrangement.

“Special Distribution” has the meaning specified in Section 2.13(b).

“Special Voting Units” means the special voting units of the REIT.

“Stub Year” has the meaning specified in Section 2.13(d).

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a Person or group of Persons dealing at arms’ length (within the meaning of the Tax Act) with the REIT made after the date hereof to acquire, (a) not less than all of the outstanding Units (including Units issued or issuable on conversion, redemption or settlement of other rights or securities), or (b) all or substantially all of the assets of the REIT and its Subsidiaries on a consolidated basis, in either case, (i) that complies with applicable Laws (including Securities Laws) and did not result from or involve a breach of Article 5; (ii) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, tax, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal and their respective affiliates; (iii) that is not subject to any financing contingency and in respect of which the Board determines in good faith, after receiving the advice of the REIT’s financial advisors and outside legal counsel and upon recommendation of the Special Committee, that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal; (iv) that is not subject to any due diligence or access condition; (v) in respect of which the Person or group of Persons making such Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to any existing confidentiality, standstill, non-solicitation or similar agreement with the REIT; (vi) that contains arrangements relating to the termination of the Management Agreement and any other management, advisory, transitional or other similar services from the Manager that are on the same terms and conditions as provided in the Termination and Transaction Support Agreement, and (vii) in respect of which the Board determines, in good faith, after receiving the advice of the REIT’s financial advisors and outside legal counsel and upon recommendation of the Special Committee and after taking into account all the terms and conditions of the Acquisition Proposal, including all financial, legal, tax, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal and their respective affiliates, that the Acquisition Proposal would, if consummated in accordance with its terms (but without assuming away any risk of non-completion), result in a transaction which is more favourable, from a financial point of view, to the Unitholders (solely in their capacity as such) than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser pursuant to Section 5.4(b)).

“Superior Proposal Notice” has the meaning specified in Section 5.4(a)(iii).

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended.

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, statements and other documents, whether in tangible, electronic or other form (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) filed or required to be filed in respect of Taxes.

“Taxable Income” means for the Stub Year of the REIT, the aggregate of (a) the taxable income of the REIT as determined for purposes of Part I of the Tax Act (other than taxable capital gains), after deducting any non-capital losses carried forward from prior taxation years that are deductible in the applicable taxation year, and (b) the amount of taxable capital gains for the year less the amount of allowable capital losses for the year, in each case, as calculated in accordance with the Tax Act, after deducting any net capital losses carried forward from prior taxation years that are deductible in the applicable taxation year, and in each case, calculated without regard to paragraph 82(1)(b) of the Tax Act and any deduction under subsection 104(6) of the Tax Act attributable to the Special Distribution.

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, provincial sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal (moveable) property, health, employer health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); and (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party.

“Tenant” means a Person that has the right to occupy or use any rentable area of a Property pursuant to, or as permitted by, an Existing Lease or any new Lease entered into subsequent to the date of this Agreement in compliance with the terms hereof.

“Terminating Party” has the meaning specified in Section 4.7(c).

“Termination and Transaction Support Agreement” means the termination and transaction support agreement entered into among the REIT, Slate U.S. Opportunity (No. 1) Holding L.P., Slate U.S. Opportunity (No. 2) Holding L.P., Slate U.S. Opportunity (No. 3) Holding L.P., Slate U.S. Opportunity (No. 4) Holding L.P. and the Manager, dated as of the date hereof.

“Termination Notice” has the meaning specified in Section 4.7(c).

“Third Party Beneficiaries” has the meaning specified in Section 8.9(a).

“Trustee Act” means the Trustee Act (Ontario).

“Trustee Deferred Unit Plan” means the third amended and restated deferred unit incentive plan dated March 18, 2026 for trustees of the REIT.

“Trustee Deferred Units” means the outstanding deferred units of the REIT pursuant to the Trustee Deferred Unit Plan.

“Trustee Support and Voting Agreement” means each support and voting agreement entered into between the Purchaser and each trustee of the Board, substantially in the form of Schedule E.

“TSX” means the Toronto Stock Exchange.

“Unitholders” means the registered or beneficial holders of the Units, as the context requires.

“Units” means the units of beneficial interest in the REIT, designated as “Class A Units”, “Class I Units”, “Class U Units” and “Special Voting Units”.

“Wilful Breach” means a breach that is a consequence of any deliberate act undertaken or failure to act by the Breaching Party with the knowledge that the taking of such act would, or would be reasonably expected to, cause a material breach of this Agreement.

1.2	Certain Rules of Interpretation

In this Agreement, unless otherwise specified:

(a)	Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(b)	Currency. All references to dollars or to $ are references to United States dollars.

(c)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(d)	Certain Phrases and References, etc. The words “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” Unless stated otherwise, “Article”, “Section”, and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it. The term “made available” means copies of the subject materials were included in the Data Room and not removed, or, in the case of certain personnel related materials emailed to the Purchaser and its Representatives.

(e)	Capitalized Terms. All capitalized terms used in any Schedule or in the Disclosure Letter have the meanings ascribed to them in this Agreement.

(f)	Knowledge. Where any representation or warranty is expressly qualified by reference to the knowledge of the REIT, it is deemed to refer to the actual knowledge of Blair Welch, Joe Pleckaitis and Ramsey Ali, after having made reasonable inquiries of such Persons as they reasonably consider necessary as to the matters that are the subject of the representations and warranties.

(g)	Accounting Terms. Unless otherwise specified herein, all accounting terms are to be interpreted in accordance with IFRS and all determinations of an accounting nature in respect of the REIT required to be made shall be made in a manner consistent with IFRS.

(h)	Statutes. Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(i)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

(j)	Time References. References to time are to local time, Toronto, Ontario.

(k)	Affiliates and Subsidiaries. For the purpose of this Agreement, a Person is an “affiliate” of another Person if one of them is a Subsidiary of the other or each one of them is controlled, directly or indirectly, by the same Person. A “Subsidiary” means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary; provided, that the entities set forth on Section 1.1(k) of the Disclosure Letter shall be deemed to be Subsidiaries of the REIT for all purposes hereunder. A Person is considered to “control” another Person if (i) the first Person beneficially owns or directly or indirectly exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation; or (ii) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership; or (iii) the second Person is a limited partnership, and the general partner of the limited partnership is the first Person. For greater certainty, any obligation of the REIT to cause any of its Subsidiaries to take or refrain from taking any action shall, with respect to the Existing Joint Ventures, be subject to the limitations set out in the applicable joint venture agreements governing such Existing Joint Ventures.

(l)	Schedules and Disclosure Letter. The schedules attached to this Agreement and the Disclosure Letter form an integral part of this Agreement for all purposes of it.

(m)	Consents. If any provision requires the approval or consent of a Party and such approval or consent is not delivered within the specified time limit, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

Article 2
The Arrangement

2.1	Arrangement

The Parties agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement.

2.2	Exemptive Relief and Pre-Meeting Conversion

(a)	As soon as reasonably practicable but in any event within three (3) Business Days after the date of this Agreement the REIT shall file an application in a form and substance satisfactory to the Purchaser, acting reasonably, with the Ontario Securities Commission, as principal regulator, relating to the Exemptive Relief. Thereafter, the REIT shall use reasonable best efforts to secure the Exemptive Relief as soon as reasonably practicable.

(b)	If the Exemptive Relief is not secured prior to the date that is ten (10) Business Days prior to the date of the Meeting, the REIT shall send the written notice referred to in Section 8.3(h) of the Declaration of Trust to holders of Class A Units and Class I Units and to the transfer agent of the REIT and shall require that all Class A Units and Class I Units be converted into Class U Units effective as of the date of such notice and in any event prior to the date of the Meeting (the “Pre-Meeting Conversion”).

(c)	The Parties hereby acknowledge and agree that the failure by the REIT to comply with this Section 2.2 shall be deemed a material breach hereunder.

2.3	Interim Order

As soon as reasonably practicable after the date of this Agreement but in any event in sufficient time to allow the Meeting to be convened and held in accordance with Section 2.4, the REIT and ArrangementCo shall apply to the Court in a manner acceptable to the REIT and the Purchaser, acting reasonably, pursuant to section 182 of the OBCA and section 60 of the Trustee Act and, in cooperation with the Purchaser, prepare, file and diligently pursue an application to the Court for the Interim Order, which shall provide, among other things:

(a)	for the classes of persons to whom notice is to be provided in respect of the Arrangement and the Meeting and for the manner in which such notice is to be provided;

(b)	that the required level of approval (the “Required Approval”) for the Arrangement Resolution shall be (i) two-thirds of the votes cast on the Arrangement Resolution by Unitholders present in person or virtually or represented by proxy at the Meeting, voting as a single class, and (ii) a majority of the votes cast on the Arrangement Resolution by Unitholders present in person or virtually or represented by proxy at the Meeting, voting as a single class, excluding votes attached to Units held by Persons described in items (a) through (d) of section 8.1(2) of MI 61-101;

(c)	for the fixing of the record date for the Unitholders entitled to receive notice of and to vote at the Meeting and that such date will not change in respect of or as a consequence of any adjournment(s) or postponement(s) of the Meeting, unless required by Law;

(d)	that any holder of Class A Units and Class I Units on the record date whose Units are converted into Class U Units pursuant to the Pre-Meeting Conversion following the record date will be deemed to have held such Class U Units on the record date, and be entitled to vote Class U Units as if they were held on the record date (and, for greater certainty, would not be entitled to vote the Class A Units and Class I Units held on the record date which were so converted);

(e)	that, in all other respects, other than as ordered by the Court, the terms, restrictions and conditions of the Declaration of Trust, including quorum requirements and all other matters, shall apply in respect of the Meeting;

(f)	for the grant of Dissent Rights only to those Unitholders who are registered Unitholders as of the record date and as of the deadline for exercising Dissent Rights, as contemplated in the Plan of Arrangement;

(g)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(h)	that the Meeting may be adjourned or postponed from time to time by the REIT in accordance with the terms of this Agreement or as otherwise agreed to by the Parties without the need for additional approval of the Court and without the necessity of first convening the Meeting or obtaining any vote of the Unitholders and notice of any such adjournment(s) or postponement(s) shall be given by such method as the Board may determine is appropriate in the circumstances;

(i)	that the Parties may amend, modify and/or supplement the Plan of Arrangement in accordance with the terms thereof; and

(j)	for such other matters as the Purchaser may reasonably require, subject to obtaining the prior consent of the REIT, such consent not to be unreasonably withheld, conditioned or delayed.

2.4	Meeting

Subject to the terms of this Agreement and receipt of the Interim Order, the REIT shall:

(a)	convene and conduct the Meeting in accordance with the Interim Order, the Declaration of Trust and applicable Law as soon as reasonably practicable after the date hereof, but in any event on or before November 26, 2026 (provided that such date may be extended by the REIT for an additional period of up to ten (10) days to the extent reasonably required as a result of Court scheduling or availabilities), for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the Circular and agreed to by the Purchaser, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Meeting without the prior written consent of the Purchaser, except:

(i)	as required for quorum purposes (in which case the Meeting shall be adjourned to a date acceptable to the Purchaser, acting reasonably, and not cancelled);

(ii)	as required by applicable Law or by a Governmental Entity;

(iii)	as required or permitted under Section 4.7 or Section 5.4(e); or

(iv)	for adjournments, postponements or obtaining quorum for the purposes of soliciting proxies for the purpose of attempting to obtain the Required Approval;

provided, however, that the REIT may not adjourn or postpone the Meeting pursuant to Section 2.4(a)(i), 2.4(a)(iii) or 2.4(a)(iv) for more than thirty (30) days in the aggregate without the prior written consent of the Purchaser;

(b)	use commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Unitholder that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including using proxy solicitation services firms selected by the REIT and reasonably acceptable to the Purchaser to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Unitholder that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement;

(c)	(i) promptly provide the Purchaser with copies of or timely access to information regarding the Meeting generated by the REIT’s transfer agent or any dealer or proxy solicitation services firm, as reasonably requested from time to time by the Purchaser, including, upon Purchaser’s request, for purposes of calculating any U.S. federal income tax that would be due upon a liquidation of the REIT pursuant to Section 897 of the Code, as described in Section 4.4(a), and (ii) take all other actions reasonably necessary or desirable to obtain the Required Approval, in each case, unless the Board has made a Change in Recommendation in accordance with the applicable provisions of this Agreement;

(d)	consult with the Purchaser in fixing the date of the Meeting, promptly give notice to the Purchaser of the Meeting, and allow the Purchaser’s Representatives and outside legal counsel to attend the Meeting;

(e)	promptly advise the Purchaser, at such times as the Purchaser may reasonably request and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Meeting, as to the aggregate tally of the proxies received by the REIT in respect of the Arrangement Resolution;

(f)	promptly advise the Purchaser of any communication (written or oral) received from, or claims brought by (or, to the knowledge of the REIT, threatened to be brought by), any Person in opposition to the Arrangement and/or relating to the exercise or purported exercise or withdrawal of Dissent Rights or any similar rights (other than non-substantive communications), and any written communications sent by or on behalf of the REIT to any Unitholder exercising or purporting to exercise Dissent Rights, and, subject to Law, cooperate and provide the Purchaser with (a) an opportunity to review and comment upon in advance any written communications to be sent by or on behalf of the REIT to any such Person, (b) a copy of any such written communication, and (c) the opportunity to participate in all negotiations and legal proceedings with any Person with respect to any opposition to the Arrangement or any exercise or purported exercise of Dissent Rights by the Unitholders;

(g)	not waive any failure by any Unitholder to timely deliver a notice of exercise of Dissent Rights, not make any payment or settlement offer, or agree to any payment or settlement prior to the Effective Time with respect to Dissent Rights without the prior written consent of the Purchaser (which may be granted or withheld in the Purchaser’s sole and absolute discretion);

(h)	not propose or submit for consideration at the Meeting any business other than the Arrangement Resolution and other than any business required to be proposed or submitted pursuant to the Declaration of Trust;

(i)	not, without the prior written consent of the Purchaser, waive the deadline for the submission of proxies by Unitholders for the Meeting; and

(j)	not change the record date for the Unitholders entitled to vote at the Meeting in connection with any adjournment or postponement of the Meeting unless required by Law or the Court.

2.5	Circular

(a)	Subject to the Purchaser’s compliance with Section 2.5(c), the REIT shall, as promptly as reasonably practicable after the date of this Agreement, prepare and complete the Circular together with any other documents required by the Interim Order and applicable Law in connection with the Meeting and the Arrangement and the REIT shall, promptly after obtaining the Interim Order, cause the Circular and such other documents to be filed with the applicable Securities Authorities and sent to each Unitholder and other Person as required by the Interim Order and applicable Law, in each case so as to permit the Meeting to be held by the date specified in Section 2.4.

(b)	On the date of mailing thereof, the REIT shall ensure that the Circular complies in all material respects with the Interim Order and applicable Law, does not contain any Misrepresentation (other than in respect to any information with respect to the Purchaser, the Equity Financing Sources, the Debt Financing Sources, the Guarantors or their respective affiliates that is furnished in writing by the Purchaser, the Equity Financing Sources, the Debt Financing Sources, the Guarantors or their respective affiliates expressly for inclusion in the Circular, for which the REIT shall not be responsible) and provides the Unitholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Meeting. Without limiting the generality of the foregoing, the Circular shall include (i) a summary and copy of the Fairness Opinions; (ii) a statement that the Special Committee has received the Fairness Opinions; (iii) a statement that the Special Committee, after receiving legal and financial advice, has unanimously recommended that the Board approve the Arrangement and recommend the Unitholders vote in favour of the Arrangement Resolution; (iv) a statement that the Board (with interested trustees abstaining from voting), after receiving the unanimous recommendation of the Special Committee and legal and financial advice, has unanimously determined that the Arrangement is in the best interests of the REIT and is fair to Unitholders and that the Board unanimously (with interested trustees abstaining from voting) recommends that the Unitholders vote in favour of the Arrangement Resolution (the “Board Recommendation”); (v) a copy of the Interim Order, (vi) the text of the Arrangement Resolution, (vii) a statement that each trustee of the Board of the REIT who owns Units has entered into a Trustee Support and Voting Agreement, with an overview of the terms of such Trustee Support and Voting Agreement, (viii) a statement that the Manager has entered into the Termination and Transaction Support Agreement, that Slate Asset Management L.P. has entered into the Manager Support and Voting Agreement, and that Slate North American Essential Real Estate REIT, Inc. has entered into the NAEF Purchase Agreement, with an overview of the terms of such Termination and Transaction Support Agreement, Manager Support and Voting Agreement and NAEF Purchase Agreement.

(c)	The REIT shall give the Purchaser and its outside legal counsel a reasonable opportunity to review and comment on drafts of the Circular and other related documents, and shall give reasonable consideration to any comments made by them, and agrees that all information relating solely to the Purchaser expressly, the Equity Financing Sources, the Debt Financing Sources, the Guarantors or their respective affiliates that is furnished in writing by the Purchaser, the Equity Financing Sources, the Debt Financing Sources, the Guarantors or their respective affiliates for inclusion in the Circular, and any information describing the terms of the Arrangement and/or the Plan of Arrangement, must be in a form and content satisfactory to the Purchaser, acting reasonably. The REIT shall provide the Purchaser with a final copy of the Circular prior to its filing and its mailing to the Unitholders and other Persons.

(d)	The Purchaser shall, on a timely basis, provide the REIT in writing with all information regarding the Purchaser, the Equity Financing Sources, the Debt Financing Sources, the Guarantors and their respective affiliates, as applicable, as required by applicable Laws for inclusion in the Circular and in any amendments or supplements to such Circular. The Purchaser shall ensure that such information does not contain any Misrepresentation.

(e)	The Purchaser hereby indemnifies and saves harmless the REIT, its Subsidiaries and their respective Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which the REIT, any Subsidiary of the REIT or any of their respective Representatives may be subject or may suffer as a result of, or arising from, any Misrepresentation or alleged Misrepresentation contained in any information included in the Circular or other related documents that was provided by the Purchaser or its respective Representatives in writing expressly for inclusion in such Circular or other related documents.

(f)	Each Party shall promptly notify the other Parties (in the case of the Purchaser, only in respect of information relating to the Purchaser, the Equity Financing Sources, the Debt Financing Sources, the Guarantors or their respective affiliates) if it becomes aware that the Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Parties shall cooperate in the preparation of any such amendment or supplement as required or appropriate, and the REIT shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Unitholders and, if required by the Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required. The REIT shall give the Purchaser and its legal counsel a reasonable opportunity to review and comment on any such amendment or supplement prior to any filing or dissemination and shall give reasonable consideration to any comments made thereon by the Purchaser and its legal counsel; provided that all information relating solely to the Purchaser or its affiliates that is furnished in writing by or on behalf of the Purchaser for inclusion in any such amendment or supplement and any information describing the terms of the Arrangement and/or the Plan of Arrangement in any such amendment or supplement must be in a form and content satisfactory to the Purchaser, acting reasonably. The REIT shall provide the Purchaser with final copies of any such amendments or supplements prior to the filings or dissemination thereof.

(g)	Unless prohibited by Law, the REIT shall promptly notify the Purchaser upon the receipt of any written correspondence with respect to the Circular from any Securities Authority or the staff of a Securities Authority with respect to the Circular or any request from any Securities Authority or the staff of a Securities Authority for information related to the Circular or amendments or supplements to the Circular, and shall promptly provide the Purchaser with copies of all correspondence between the REIT and its Representatives, on the one hand, and the Securities Authority or the staff of the Securities Authority, on the other hand. The REIT shall use its commercially reasonable efforts to respond as promptly as reasonably practicable to any correspondence with respect to the Circular from any Securities Authority or the staff of a Securities Authority with respect to the Circular, and the REIT shall consult with the Purchaser and its legal counsel prior to submitting to the Securities Authority or the staff of the Securities Authority any response to any such correspondence. In connection with the filing of the Circular or the dissemination thereof to the Unitholders, or submitting to any Securities Authority or the staff of a Securities Authority any response to any correspondence of any Securities Authority or the staff of the Securities Authority with respect thereto, the REIT shall provide the Purchaser and its legal counsel a reasonable opportunity to review and comment on such document, responses and/or proposed disclosures and the REIT will incorporate any reasonable comments of the Purchaser and/or its legal counsel prior to such filing, dissemination or submission. In addition, if legally permissible, each of the REIT and the Purchaser shall provide the other and their respective outside legal counsel and other Representatives a reasonable opportunity to participate in any discussions or meetings with any Securities Authority or the staff of a Securities Authority regarding the Circular, the Meeting or the Arrangement.

2.6	Final Order

If the Interim Order is obtained and the Arrangement Resolution is approved at the Meeting in accordance with the terms of the Interim Order, the REIT and ArrangementCo shall, as soon as reasonably practicable, and in any event not later than five (5) Business Days after the Arrangement Resolution is approved at the Meeting (it being understood that the actual date of the hearing of the Final Order shall be subject to the scheduling and availability of the Court), take all steps necessary to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to section 182 of the OBCA and section 60 of the Trustee Act.

2.7	Court Proceedings

(a)	The Purchaser shall use its commercially reasonable efforts to cooperate with and assist the REIT and ArrangementCo in seeking the Interim Order and the Final Order, including by providing the REIT and ArrangementCo on a timely basis any information regarding the Purchaser as reasonably requested by the REIT or ArrangementCo or as required by Law to be supplied by the Purchaser in connection therewith.

(b)	In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, and in each case subject to applicable Law and the terms of this Agreement, the REIT and ArrangementCo shall:

(i)	diligently pursue, and the Purchaser, the REIT and ArrangementCo will cooperate with each other in diligently pursuing, the Interim Order and the Final Order;

(ii)	provide the Purchaser and the Purchaser’s legal counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, in each case prior to the service and filing of such materials, and give reasonable consideration to all such comments, provided that any information required to be supplied by the Purchaser and included in such materials shall be in form and substance satisfactory to the Purchaser, acting reasonably;

(iii)	provide the Purchaser’s legal counsel on a timely basis with copies of any notice of appearance, evidence or other documents served on the REIT or its legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(iv)	oppose any proposal from any Person that the Final Order contains any provision inconsistent with this Agreement and reasonably consult with the Purchaser with respect to the defense or settlement of any Unitholder or derivative suit, action, litigation or claim and shall not settle any such suit, action, litigation or claim without the Purchaser’s prior written consent;

(v)	ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with this Agreement and the Plan of Arrangement;

(vi)	not, unless required to do so under applicable Law file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with the Purchaser’s prior written consent, which consent may not be unreasonably withheld, conditioned or delayed, provided that the Purchaser may, in its sole discretion, withhold its consent with respect to any increase in or variation in the form of the Consideration or other modification or amendment to such filed or served materials that expands or increases the Purchaser’s obligations or diminishes or limits the Purchaser’s rights set forth in any such filed or served materials or under this Agreement, the Arrangement, the Trustee Support and Voting Agreements and the Manager Support and Voting Agreement;

(vii)	not unreasonably object to legal counsel to the Purchaser making such submissions on the application for the Interim Order and the application for the Final Order as such counsel considers appropriate, acting reasonably, provided that the REIT and its legal counsel are advised of the nature of such submissions with reasonably sufficient time prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement; and

(viii)	if at any time after the issuance of the Final Order and prior to the Effective Date, the REIT is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so only after notice to, and in consultation and cooperation with, the Purchaser.

2.8	Treatment of Officer Deferred Units and Trustee Deferred Units

(a)	As part of the Plan of Arrangement, the terms of the Officer Deferred Unit Plan and the Trustee Deferred Unit Plan shall be amended to (i) provide that all then-outstanding Officer Deferred Units and Trustee Deferred Units (the “Deferred Units”), whether vested or unvested, shall (without further action by or on behalf of the holders of the Officer Deferred Units and Trustee Deferred Units) be deemed to be assigned and transferred by the holder to the REIT (free and clear of all Liens) for cancellation in exchange for the right of the holder to receive an amount equal to the Consideration to be paid per Class U Unit determined in accordance with Section 2.8(b) and payable in accordance with Section 2.8(c) herein, (ii) terminate the Officer Deferred Unit Plan and the Trustee Deferred Unit Plan in accordance with the Plan of Arrangement, and (iii) ensure that after the cancellation of the Deferred Units, no holder of any Deferred Units shall have any rights with respect thereto other than to receive an amount equal to the Consideration determined in accordance with Section 2.8(b) and payable in accordance with Section 2.8(c) herein.

(b)	As part of and as of the time provided in the Plan of Arrangement, each then outstanding Deferred Unit shall be assigned and transferred by the holder to the REIT for cancellation in exchange for the right of the holder thereof to receive a cash payment (without interest) equal to the Consideration to be paid per Class U Unit, less applicable Tax withholding and other authorized deductions as contemplated in the Plan of Arrangement.

(c)	As part of the Plan of Arrangement, as soon as reasonably practicable after the cancellation of the Deferred Units, the REIT shall pay the Deferred Unit holders through its payroll system, payroll provider or the REIT’s standard accounts payable procedures, as applicable, all amounts required to be paid to such holders in respect of the Deferred Units held by them that are canceled and converted pursuant to this Section 2.8, less applicable Tax withholdings and other authorized deductions.

(d)	The REIT, the Board and/or the Compensation, Governance and Nominating Committee of the Board, as applicable, shall adopt any resolutions and take any actions that may be necessary to give effect to the provisions of this Section 2.8, all on terms satisfactory to the Purchaser, acting reasonably.

2.9	Articles of Arrangement and Effective Date

(a)	The Articles of Arrangement shall include and implement the Plan of Arrangement.

(b)	The REIT and ArrangementCo shall amend the Plan of Arrangement from time to time at the reasonable request of the Purchaser, provided that no such amendment is inconsistent with the Interim Order or Final Order or is prejudicial to the REIT or the Unitholders in any respect.

(c)	The closing of the Arrangement (the “Closing”), including the filing of the Articles of Arrangement with the Director, shall occur as soon as reasonably practicable (and in any event not later than five (5) Business Days) after the date on which all conditions set forth in Article 6 have been satisfied or waived (excluding conditions that, by their terms, cannot be satisfied until the Effective Time, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Time), unless another time or date is agreed to in writing by the Parties; provided that Purchaser shall not be required to consummate the Closing prior to January 20, 2027 without its prior written consent; provided, further, that if on or prior to the date on which ArrangementCo would otherwise be required to file the Articles of Arrangement pursuant to this Section 2.9(c), a Party has delivered a valid Termination Notice in accordance with Section 4.7(c), ArrangementCo shall not file the Articles of Arrangement until the Breaching Party has cured the breaches of representations, warranties, covenants, agreements or other matters specified in the Termination Notice.

(d)	From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the OBCA. The Closing will take place remotely by exchange of documents and signatures (or their electronic counterparts), or at such other location as may be agreed upon by the Parties.

2.10	Payment of Consideration

(a)	Subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent contained herein in favour of the Purchaser (other than conditions which, by their nature, are only capable of being satisfied as of the Effective Time), the Purchaser shall, immediately prior to the filing of the Articles of Arrangement with the Director in accordance with Section 2.9, (i) deposit (or cause to be deposited by the REIT and/or any of its Subsidiaries through the distribution of Excess Refinancing Proceeds (as defined in the Plan of Arrangement), if applicable, or otherwise), with the Depositary sufficient funds to be held in escrow with the Depositary (the terms and conditions of such escrow to be satisfactory to the REIT and the Purchaser, each acting reasonably) to satisfy the aggregate Consideration payable pursuant to the Plan of Arrangement (other than with respect to Unitholders exercising Dissent Rights as provided in the Plan of Arrangement); (ii) if requested by the REIT at least five (5) Business Days prior to the Effective Date, provide the REIT with sufficient funds in the form of a loan to the REIT or as otherwise determined by the Parties (on terms and conditions to be agreed by the REIT and the Purchaser, each acting reasonably), to allow the REIT to extinguish the Officer Deferred Units and the Trustee Deferred Units pursuant to the Plan of Arrangement and in accordance with Section 2.8, (iii) if requested by the REIT at least five (5) Business Days prior to the Effective Date, provide the REIT with sufficient funds in the form of a loan to the REIT or as otherwise determined by the Parties (on terms and conditions to be agreed by the REIT and the Purchaser, each acting reasonably), to pay advisory fees and other transaction expenses at Closing, including any trustee compensation, and (iv) provide the REIT or its Subsidiaries, as applicable and as directed by the REIT, in the form of a loan to the REIT or its Subsidiaries, as applicable, by the Purchaser or as otherwise determined by the Parties (on terms and conditions to be agreed by the REIT and the Purchaser, each acting reasonably), with sufficient funds (A) as set forth in any Payoff Letter and (B) to allow the REIT to make the payment of $50,000,000 required to be made by the REIT to the Manager at closing pursuant to the Termination and Transaction Support Agreement.

(b)	In the event that, subsequent to the date of this Agreement but prior to the Effective Time, the Units issued and outstanding shall, through a reorganization, recapitalization, reclassification, Unit dividend, Unit split, reverse Unit split or other similar change in the capitalization of the REIT, increase or decrease in number or be changed into or exchanged for a different kind or number of securities, then an appropriate and proportionate adjustment shall be made to the Consideration to provide the Unitholders the same economic effect as contemplated by this Agreement prior to such event. Notwithstanding anything to the contrary in this Agreement or the Plan of Arrangement, if, on or after the date of this Agreement, the REIT declares or pays any dividend or other distribution on the Units (excluding, for greater certainty, any Special Distribution, Special Cash Distribution or year-end special non-cash distribution for the purpose of distributing the REIT’s remaining 2026 income or capital gains to the Unitholders, if any, where, for greater certainty, the issued and outstanding Units after such year-end special non-cash distribution will be consolidated to ensure that the number of outstanding Units remains the same as at immediately before such year-end special non-cash distribution), the Consideration shall be reduced by the amount of such dividends or distributions per Unit, on a dollar for dollar basis, and as so adjusted shall, from and after the date of such event, be the Consideration to be paid per Unit.

(c)	Nothing set forth in this Section 2.10 shall be construed to supersede or in any way limit the prohibitions set forth in Section 4.1.

2.11	Withholding Taxes

Notwithstanding anything to the contrary in this Agreement or the Plan of Arrangement, the Purchaser, ArrangementCo, the REIT and the Depositary, as applicable, shall be entitled to deduct or withhold from any amount otherwise payable to any Person and, for greater certainty, from any amount payable to the Unitholders exercising Dissent Rights or to former Unitholders or holders of Officer Deferred Units and Trustee Deferred Units, under the Plan of Arrangement, such Tax or other amount as the Purchaser, the REIT, ArrangementCo or the Depositary, as the case may be, is required to deduct or withhold from such consideration in accordance with the Tax Act, or any other provisions of any applicable Laws or the administrative practice of any Governmental Entity. To the extent that Taxes or other amounts are so deducted or withheld, such deducted or withheld Taxes or other amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction or withholding was made, provided that such deducted or withheld Taxes or other amounts are actually remitted to the appropriate Governmental Entity.

2.12	Unitholder List

At the reasonable request of the Purchaser from time to time, the REIT shall, as soon as reasonably practicable, provide the Purchaser with a list of the registered Unitholders, together with their addresses and respective holdings of Units, a list of the names and addresses and holdings of all Persons having rights issued by the REIT or any other Person to acquire Units (including holders of Officer Deferred Units and Trustee Deferred Units) and a list of non-objecting beneficial owners of Units, together with their addresses and respective holdings of Units, all as of a date that is as close as reasonably practicable prior to the date of delivery of such lists. The REIT shall from time to time require that its registrar and transfer agent furnish the Purchaser with such additional information, including updated or additional lists of Unitholders and lists of holdings and other assistance as the Purchaser may reasonably request.

2.13	Tax Matters

(a)	The REIT shall not take any action that would, or fail to take any action the failure of which would, reasonably be expected (i) to cause the REIT to fail to qualify as a “mutual fund trust” within the meaning of the Tax Act, or to become a “SIFT trust” within the meaning of the Tax Act, or (ii) to cause any of the Subsidiaries to become a “SIFT partnership” within the meaning of the Tax Act.

(b)	If applicable, at the time on the Effective Date set forth in the Plan of Arrangement, the REIT shall declare and make payable, and cause to be paid in Units a distribution (the “Special Distribution”) to Unitholders of record as of immediately prior to the Effective Time (other than Unitholders exercising Dissent Rights as provided in the Plan of Arrangement) in an amount, if any, which shall be equal to the REIT’s good faith estimate of the amount of Taxable Income (after taking into account any distributions made by the REIT in the Ordinary Course during the Stub Year and any Special Cash Distribution), as determined in accordance with the Tax Act. Following such Special Distribution, Units issued in satisfaction of the Special Distribution shall be consolidated in accordance with section 12.6 of the Declaration of Trust. For the avoidance of doubt, the Special Distribution shall not, after giving effect to the consolidation, increase the aggregate number of Units issued and outstanding or increase the aggregate Consideration payable by the Purchaser pursuant to this Agreement.

(c)	Provided the Arrangement is consummated, the Purchaser shall be responsible for preparing and filing, and shall prepare and file or cause to be prepared and filed, with the applicable Governmental Entity all Tax Returns of the REIT and all of its Subsidiaries that have not been filed with the applicable Governmental Entity prior to the Effective Date (including, for the avoidance of doubt, for the Stub Year) (collectively, the “Post-Arrangement Tax Returns”). All Post-Arrangement Tax Returns shall be prepared in a manner consistent with the Plan of Arrangement, this Agreement and the description of the tax consequences to the REIT Unitholders contained in the Circular, unless otherwise required by applicable Law.

(d)	In the Post-Arrangement Tax Returns of the REIT under the Tax Act for its taxation year ending immediately prior to the REIT LRE (the “Stub Year”), the Purchaser shall cause the REIT to elect to have subsection 251.2(6) of the Tax Act (and any corresponding provision of any applicable provincial or territorial tax legislation) not apply.

(e)	In the Post-Arrangement Tax Returns of the REIT under the Tax Act for its Stub Year, the Purchaser shall cause the REIT to claim a deduction under subsection 104(6) of the Tax Act in respect of amounts payable to the Unitholders (including the Special Distribution and any Special Cash Distribution) in such taxation year to the maximum extent permitted under the Tax Act.

(f)	In the Post-Arrangement Tax Returns of the REIT under the Tax Act for its Stub Year, the Purchaser shall cause the REIT to make the maximum designations that are permitted to it under subsections 104(21) and 104(22) of the Tax Act (and any corresponding provision of any applicable provincial or territorial tax legislation) in respect of amounts payable to the Unitholders (including the Special Distribution and any Special Cash Distribution) in such taxation year.

(g)	The Parties acknowledge that the Purchaser may, at its sole discretion, cause the REIT to make a designation under paragraph 111(4)(e) of the Tax Act, provided that such designation does not result in an increase to Taxable Income that could reasonably be expected to adversely affect the tax treatment of the Unitholders. The Parties will cooperate with each other to provide each other with such assistance as may be reasonably requested by them in connection with the preparation of any elections or designations to be made pursuant to this Section 2.13(g).

(h)	Other than as set forth in Section 2.13(j), the Purchaser shall not and shall cause the REIT and its Subsidiaries to not make, file, amend, revoke, withdraw or alter any election, designation or filing position reflected in the Post-Arrangement Tax Returns if doing so would reasonably be expected to materially adversely affect the tax treatment of any Unitholder as contemplated by this Agreement.

(i)	Commencing on the date hereof, through and including the Effective Date, the REIT shall not permit, or cause to be made, any actual or deemed distributions by Slate Investment LP.

(j)	Notwithstanding anything in this Agreement to the contrary, upon the request of Purchaser, the REIT shall (i) cause Slate Investment LP to prepare, and shall cooperate with Purchaser to properly file, an IRS Form 8832 electing to be treated as an entity disregarded as separate from the REIT for U.S. federal income tax purposes, with an effective date no later than the Effective Date and (ii) cause Slate Grocery Investment GP Inc, a corporation incorporated under the laws of the Province of Ontario, to convert to an unlimited liability company under the laws of Alberta, British Columbia or Nova Scotia no later than the day before the Effective Date, and the REIT shall not revoke, reverse or unwind any such action without the prior written consent of Purchaser.

(k)	The Parties shall reasonably cooperate in good faith to structure any loans and/or distribution transactions to be made pursuant to Section 3.1(c) of the Plan of Arrangement so as to minimize, to the extent practicable, any adverse effect on the tax treatment of any Unitholder.

Article 3
Representations and Warranties

3.1	Representations and Warranties of the REIT and ArrangementCo

(a)	Except as set forth in the Public Filings (excluding any disclosures in the Public Filings contained under the headings “Risk Factors” or “Forward-Looking Statements” and any other similar disclosures contained in such documents that are predictive, cautionary or forward-looking in nature, in each case other than any description of historical facts or events included therein) and except as disclosed in the correspondingly numbered section of the Disclosure Letter (it being expressly understood and agreed that the disclosure of any fact or item in any section of the Disclosure Letter shall be deemed to be an exception to (or, as applicable, disclosure for the purposes of) (i) the representations and warranties of the REIT and ArrangementCo that are contained in the corresponding section of this Agreement and (ii) any other representation or warranty of the REIT or ArrangementCo in this Agreement to which the relevance of such fact or item is reasonably apparent on its face), the REIT and ArrangementCo hereby represent and warrant to the Purchaser as set forth in Schedule C and acknowledge and agree that the Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement and the consummation of the Arrangement.

(b)	Except for the representations and warranties set forth in this Agreement and in the instruments, agreements or certificates delivered by the REIT or its Subsidiaries pursuant hereto, neither the REIT, ArrangementCo, nor any other Person has made or makes any other express or implied representation and warranty, either written or oral, on behalf of the REIT or ArrangementCo, and the Purchaser is not relying upon any representations and warranties of the REIT or ArrangementCo other than those expressly set forth in Section 3.1(a) and Schedule C. Without limiting the generality of the foregoing, except for the representations and warranties expressly set forth in Section 3.1(a) and Schedule C, neither the REIT, ArrangementCo, nor any of their Subsidiaries nor any other Person has made or makes any representation or warranty to the Purchaser with respect to (i) any financial projection, forecast, guidance, estimate of revenues, earnings or cash flows, budget or prospective information relating to the REIT, ArrangementCo, any of their Subsidiaries or their respective businesses, assets or operations; or (ii) any oral or written information furnished or made available to the Purchaser or any of its Representatives in the course of its due diligence investigation of the REIT and ArrangementCo, the negotiation of this Agreement or the consummation of the Arrangement and the other transactions contemplated by this Agreement, including the accuracy, completeness or currentness thereof, and neither the REIT, ArrangementCo, nor any other Person will have any liability to the Purchaser in respect of such information, including any subsequent use of such information.

(c)	The representations and warranties of the REIT and ArrangementCo contained in this Agreement and in the instruments, agreements or certificates delivered by the REIT or its Subsidiaries pursuant hereto shall not survive the completion of the Arrangement and, subject to Section 7.3, shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

3.2	Representations and Warranties of the Purchaser

(a)	The Purchaser hereby represents and warrants to the REIT and ArrangementCo as set forth in Schedule D and acknowledges and agrees that the REIT and ArrangementCo are relying upon such representations and warranties in connection with the entering into of this Agreement and the consummation of the Arrangement.

(b)	Except for the representations and warranties set forth in this Agreement and in the instruments, agreements or certificates delivered by the Purchaser pursuant hereto, neither the Purchaser nor any other Person has made or makes any other express or implied representation and warranty, either written or oral, on behalf of the Purchaser, and neither the REIT nor ArrangementCo is relying upon any representations and warranties of the Purchaser other than those expressly set forth in Section 3.2(a) and Schedule D.

(c)	The representations and warranties of the Purchaser contained in this Agreement and in the instruments, agreements or certificates delivered by the Purchaser pursuant hereto shall not survive the completion of the Arrangement and, subject to Section 7.3, shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

Article 4
Covenants

4.1	Conduct of Business of the REIT

(a)	The REIT covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except (i) with the prior written consent of the Purchaser (such consent not to be unreasonably withheld, conditioned or delayed); (ii) as expressly required by this Agreement or the Plan of Arrangement; (iii) as required by Law or a Governmental Entity; (iv) as expressly required by any Pre-Acquisition Reorganization; or (v) as expressly set out in Schedule 4.1(a) of the Disclosure Letter, the REIT shall direct the Manager to cause the REIT and its Subsidiaries to conduct their business in the Ordinary Course and in accordance with all applicable Laws, and the REIT shall direct the Manager to use commercially reasonable efforts to maintain and preserve the REIT’s and its Subsidiaries’ business organization, assets (including, for greater certainty, the REIT Assets), goodwill and business relationships with other Persons with which the REIT or any of its Subsidiaries have business relations. Notwithstanding the foregoing provisions of this Section 4.1(a), the REIT shall not be deemed to have failed to satisfy its obligations under this Section 4.1(a) to the extent such failure resulted from the REIT’s failure to take any action specifically prohibited by Section 4.1(b).

(b)	The REIT covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except with respect to the situations described in Subsections (i) to (v) of Section 4.1(a), the REIT shall direct the Manager not to, and to cause the REIT and its Subsidiaries not to, directly or indirectly:

(i)	amend the Declaration of Trust or its other Constating Documents or, in the case of any Subsidiary of the REIT, its Constating Documents;

(ii)	adjust, split, combine or reclassify any of the Units or any securities of any Subsidiary of the REIT, or, other than (A) distributions among wholly owned Subsidiaries of the REIT and (B) pro rata distributions made in the Ordinary Course to the limited partners or members, as applicable, of S.G.R. Windmill L.P., TK11 Venture LLC and Mid-Century Holdings LLC (in an amount not to exceed $500,000 per quarter in the aggregate), declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of the Units or any other securities of the REIT or its Subsidiaries, or change the record date or payment date for any dividend or distribution in respect of such securities, or amend the terms of any of its securities;

(iii)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any of the Units or any securities of any Subsidiary of the REIT, except as the REIT may determine, in good faith and after prior consultation with the Purchaser, may be reasonably necessary for the REIT to maintain its status as a “mutual fund trust” for purposes of the Tax Act;

(iv)	issue, grant, deliver, sell, pledge or otherwise encumber, or authorize the issuance, grant, delivery, sale, pledge or other encumbrance of Units or other equity or voting interests, including capital stock of any Subsidiary of the REIT, or any options, warrants or similar rights exercisable or exchangeable for or convertible into Units or other equity or voting interests, or other rights that are linked to the price or the value of the Units;

(v)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the REIT or any of its Subsidiaries;

(vi)	acquire (by merger, consolidation, acquisition of stock or assets or otherwise) or dispose of, directly or indirectly, in one transaction or in a series of related transactions, any assets, securities, properties, interests or businesses;

(vii)	other than pro rata distributions, made in the Ordinary Course to the limited partners or members, as applicable, of SGR Windmill L.P., TK11 Venture LLC and Mid-Century Holdings LLC (in an amount not to exceed $500,000 per quarter in the aggregate), sell, pledge, encumber (other than a Permitted Lien), assign, let lapse, abandon, exchange, mortgage, transfer or otherwise dispose of any of the REIT Assets, except for property or equipment which is obsolete, or transactions solely between the REIT and a wholly-owned Subsidiary or between wholly-owned Subsidiaries, provided that in no event will the REIT be permitted to subdivide, sell or otherwise dispose of any portion of any parcel comprising a Property, unless required by Law;

(viii)	grant any Lien against any Property that is not a Permitted Lien;

(ix)	other than in accordance with the capital budget set out in Schedule 4.1(b)(ix) of the Disclosure Letter, make any capital expenditure or commitment to do so, other than to remedy (A) an Emergency relating to imminent material damage to property, in each case, not to exceed $250,000 or (B) any other Emergency, not to exceed $5,000,000 in the aggregate (provided, that the REIT shall provide prompt written notice of any such Emergency to Purchaser, including reasonable detail with respect to the nature of such Emergency and anticipated or actual expenditures);

(x)	abandon or fail to diligently pursue any application for any material Authorizations or registrations or take any action, or fail to take any action, that could lead to the termination of any material Authorizations or registrations;

(xi)	(A) other than with respect to any Manager Contract, which shall be governed exclusively by Section 4.14, amend or modify, fail to renew or cancel, or terminate, waive, release, compromise or assign any rights or claims under, any Material Contract or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof (other than the renewal of a Contract in existence on the date hereof on terms materially consistent with terms in existence on the date hereof) or (B) fail to enforce any rights under any Material Contract or breach, violate or be in default under any Material Contract;

(xii)	initiate or consent to any redevelopment or rezoning of any Property or any material alteration or construction of any Property or enter into any commitment or agreement in respect of the same;

(xiii)	terminate, amend, modify, extend or accept a surrender of any Lease (for the avoidance of doubt, whether or not such Lease constitutes a Material Contract) or release any Tenant from its liability under any Lease (for the avoidance of doubt, whether or not such Lease constitutes a Material Contract) or enter into any new Lease, except for any Lease (other than with an affiliate) (A) of not more than $100,000 of base annualized rent individually and $5,000,000 in the aggregate, that is on commercially reasonable terms and consistent with the REIT’s past practices in all respects or (B) covering a gross leasable area of less than 5,000 square feet; provided, however, no Lease may be entered into pursuant either of the foregoing clauses (A) or (B) if, after giving effect to such Lease and all prior Leases entered into pursuant to both of the foregoing clauses (A) and (B), the aggregate amount of square footage of all Leases entered into pursuant to either of the foregoing clauses (A) or (B) would exceed 150,000 square feet; provided, further, however, that the foregoing shall not restrict (x) the exercise by any Tenant of any unilateral right or option pursuant to an Existing Lease (provided that if the REIT delivers to Purchaser a written request for Purchaser’s consent with respect to the exercise by any Tenant of any right or option to renew or extend any Lease for which the Tenant may not do so unilaterally, Purchaser shall respond to such request in writing within the timeframe established in REIT’s request (which timeframe may not be less than the time (which deadline shall be noted in the REIT’s request) for the landlord to respond to Tenant under such Lease), and if Purchaser fails to respond within five (5) Business Days after the REIT’s initial request (or if the deadline to respond to Tenant under the Lease is less than five (5) Business Days after the REIT’s initial request, then two (2) Business Days prior to such deadline), the REIT shall resend such written request and Purchaser shall be entitled to respond within the same timeframe as the initial request, and if Purchaser fails to respond by the deadline for landlord to respond to Tenant under the Lease, Purchaser shall be deemed to have consented to the matters set forth in such request) or any action required to be taken by the REIT or any of its Subsidiaries pursuant to the terms of any Existing Lease that the REIT reasonably determines in good faith to be necessary or advisable for the REIT or the applicable Subsidiary to be in compliance with such Existing Lease or applicable Law or (y) the entering into of any Lease set out in Schedule 4.1(b)(xiii) of the Disclosure Letter;

(xiv)	initiate or consent to any zoning reclassification of any Property or any change to any approved site plan (in each case, that is material to such Property or plan, as applicable), special use permit or other land use entitlement affecting any Property in any respect or amend, modify, extend, renew or terminate, or authorize any Person to amend, modify, extend, renew, terminate or allow to lapse, any Authorization relating to Environmental Laws;

(xv)	enter into, agree to, or otherwise become bound by any easement, covenant, condition, restriction, or other encumbrance (including, without limitation, any land use restriction or zoning agreement) that (i) restricts or limits the use, development, operation, or enjoyment of any Property, (ii) adversely affects or could reasonably be expected to adversely affect the use, operation or value of any Property, or (iii) is inconsistent with, or would interfere in any respect with, the present use of any Property, in each case, whether recorded or unrecorded;

(xvi)	terminate or grant any reciprocal easement or similar agreements affecting any Property (other than in the Ordinary Course), which would adversely affect the current use or operation of such Property (unless contractually obligated to do so or in connection with a transaction otherwise permitted by this Agreement), or enter into any Construction Contract (or one or more Construction Contracts for the same project) for new construction with respect to any Property with a cost (together with costs under other Construction Contracts for the same project), except as expressly provided on Schedule 4.1(b)(xvi) of the Disclosure Letter;

(xvii)	agree to any limitation or restriction on the right of the REIT or any of its Subsidiaries to engage in any activity or business or to acquire any property or to sell any Property or interest therein, or grant any third party any right to acquire any Property or interest therein;

(xviii)	except for renewals in the Ordinary Course, terminate, cancel or let lapse any material insurance (or re-insurance) policy of the REIT or any of its Subsidiaries in effect on the date of this Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage substantially similar to or greater than the coverage under the terminated, cancelled or lapsed policies are in full force and effect;

(xix)	prepay any long-term indebtedness before its scheduled maturity, or increase, create, incur, assume or otherwise become liable for any indebtedness for borrowed money or guarantees thereof, any equity commitment or otherwise become liable with respect to the liabilities of any Person, other than indebtedness owing by one wholly-owned Subsidiary of the REIT to the REIT or another wholly-owned Subsidiary of the REIT or of the REIT to another wholly-owned Subsidiary of the REIT;

(xx)	except in the Ordinary Course, enter into any interest rate or currency swaps, hedges, derivatives, forward sales contracts or similar financial instruments;

(xxi)	(A) make, change or revoke any material Tax election or designation other than in the Ordinary Course, (B) settle compromise or consent to any material Tax claim, assessment, reassessment or liability, (C) file any amended Tax Return, (D) request any material ruling from or enter into any material agreement with a Governmental Entity with respect to Taxes, (E) surrender any right to claim a material Tax abatement, offset, reduction, deduction, exemption, credit or refund, consent to the extension or waiver of the limitation period applicable to any material Tax matter (other than automatic waivers or extensions of time to file Tax Returns obtained in the Ordinary Course), (F) materially amend or change any of its methods of reporting income, deductions or accounting for income Tax purposes except as may be required by Law or (G) take any other similar action outside of the Ordinary Course relating to any Tax Return or Tax (including with respect to the withholding, collecting, remitting and payment of any material Tax), if such action would have the effect of materially increasing the Tax liability of the REIT or any of its Subsidiaries (or any consolidated or combined group which includes the REIT or any of its Subsidiaries) for any taxable period (or portion thereof);

(xxii)	make any change in the REIT’s or any of its Subsidiaries’ methods of accounting or revalue in any respect any of the REIT Assets, including writing-off notes or accounts receivable, in each case, except as required by concurrent changes in IFRS or as otherwise required by IFRS;

(xxiii)	cancel, waive, release, assign, settle or compromise any claims or rights, including with respect to the matter set forth on Schedule 4.1(b)(xxiii) of the Disclosure Letter;

(xxiv)	commence, waive, release, assign, settle or compromise any litigation (including unitholder litigation), proceeding or governmental investigation (including a proceeding by a Securities Authority) in excess of $2,000,000 in the aggregate or that involves any non-monetary obligations; provided, that in no event shall the REIT or any of its Subsidiaries settle any Unitholder litigation against the REIT relating to the Arrangement, this Agreement or the transactions contemplated by this Agreement except in accordance with the provisions of Section 4.2;

(xxv)	other than in the Ordinary Course in connection with the purchase or sale of a Property or Properties otherwise permitted under this Agreement, enter into or amend any Contract with any broker, finder or investment banker;

(xxvi)	waive, release or assign any rights, claims or benefits of the REIT or its Subsidiaries, including any non-competition, non-solicitation, non-disclosure, non-interference, non-disparagement, or other restrictive covenant obligations;

(xxvii)	enter into any new line of business outside of the existing business of the REIT and its Subsidiaries, or change the business carried on by the REIT and its Subsidiaries, as a whole, or enter into any agreement or arrangement that would limit or restrict the REIT and its Subsidiaries (or after the Effective Time, the Purchaser or any of its affiliates) from competing or carrying on any business in any manner;

(xxviii)	make any loan or advance to, or any capital contribution or investment in, assume, guarantee or otherwise become liable with respect to the liabilities or obligations of, any Person, other than loans made by the REIT to wholly-owned Subsidiaries of the REIT, or required pursuant to the terms of a Material Contract set forth on Schedule 3.1(21)(a) of the Disclosure Letter;

(xxix)	form or organize any new investment fund, pooled investment vehicle or joint venture;

(xxx)	(a) establish, adopt, amend or terminate any benefit or compensation plan, policy, program, contract, agreement or arrangement, (b) increase or accelerate or commit to accelerate the funding, payment or vesting of any compensation or benefits provided to any of the current or former officers, directors or other service providers of the REIT or any of its Subsidiaries, (c) other than grants of Trustee Deferred Units to trustees of the REIT and Officer Deferred Units to officers of the REIT, in each case in the Ordinary Course in payment and satisfaction of fees owing thereto, grant or announce any cash or equity or equity-based incentive awards, change in control, transaction, or similar compensation or any increase in compensation and benefits payable to any of the current or former officers, directors or other service providers of the REIT or any of its Subsidiaries (or any of their respective dependents or beneficiaries), (d) hire, promote or engage, or otherwise enter into any employment or consulting agreement or arrangement with, any current or former officer, director or other service provider of the REIT or any of its Subsidiaries or (e) terminate any officer, director or other service provider of the REIT or any of its Subsidiaries;

(xxxi)	hire or terminate any employees or individual service providers;

(xxxii)	take or agree to take any action, or omit to take any action, which action or omission would reasonably be expected to cause the REIT to recognize income treated as effectively connected with the conduct of a trade or business within the United States within the meaning of Section 864(c) of the Code (including, for the avoidance of doubt, any gains described in Section 897 of the Code) (“ECI”);

(xxxiii)	enter into, renew or amend in any material respect, any transaction or Contract relating to the REIT Transaction Expenses if such entry, renewal or amendment would result in additional REIT Transaction Expenses that, individually or in the aggregate, exceed $1,000,000;

(xxxiv)	consent to the taking of any “major decision” or similar term under any joint venture agreement or take any “major decision” or similar term solely in the control of the REIT or one of its Subsidiaries under a joint venture agreement; or

(xxxv)	authorize, agree or resolve, whether or not in writing, to do any of the foregoing.

(c)	Nothing contained in this Agreement will give the Purchaser, directly or indirectly, the right to direct or control the REIT’s business and operations prior to the Effective Time. Prior to the Effective Time, the REIT will instruct the Manager to exercise, consistent with the terms of this Agreement, control and supervision over the REIT’s business and operations. Nothing in this Agreement, including any of the restrictions set forth herein, will be interpreted in such a way as to place any Party in violation of applicable Law.

4.2	Covenants of the REIT Relating to the Arrangement

(a)	Subject to the terms and conditions of this Agreement, the REIT shall direct the Manager to cause the REIT and its Subsidiaries to perform all obligations required to be performed by the REIT or any of its Subsidiaries under this Agreement, to reasonably cooperate with the Purchaser in connection therewith, and to do all such other commercially reasonable acts and things as may be necessary or desirable to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and, without limiting the generality of the foregoing, the REIT shall direct the Manager to cause the REIT and, where appropriate, its Subsidiaries to:

(i)	use commercially reasonable efforts to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (A) required under any Material Contract to which the REIT or any of its Subsidiaries is a party in connection with the Arrangement; or (B) required in order to maintain any Material Contract to which the REIT or any of its Subsidiaries is a party in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to the Purchaser, and without paying, and without committing itself or the Purchaser or any of their respective affiliates to pay, any consideration or incurring any liability or obligation without the prior written consent of the Purchaser, such consent not to be unreasonably withheld, conditioned or delayed (it being expressly agreed by the Purchaser that the receipt of any such consents, waivers or approvals is not a condition to the consummation of the Arrangement);

(ii)	use commercially reasonable efforts to, upon reasonable consultation with the Purchaser, oppose, lift or rescind any Order seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any Proceedings to which it is a party or are brought against it or any of its Subsidiaries or any of their respective trustees, directors or officers challenging the Arrangement, this Agreement or the transactions contemplated hereby, provided that the REIT shall give the Purchaser the opportunity to participate in, but not control, the defense or settlement of any Unitholder litigation against the REIT relating to the Arrangement, this Agreement or the transactions contemplated hereby, and no such settlement of any Unitholder litigation against the REIT shall be agreed without the Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed;

(iii)	use commercially reasonable efforts to satisfy all conditions precedent in this Agreement to the Purchaser’s obligation to complete the Closing, and carry out the terms of the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(iv)	use commercially reasonable efforts to not take any action, or refrain from taking any action, or permit any action to be taken or not taken, in each case, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement;

(v)	use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from the REIT and its Subsidiaries relating to the Arrangement as soon as reasonably practicable; and

(vi)	use commercially reasonable efforts to assist in obtaining the resignations and mutual releases of each of the REIT’s trustees, to the extent requested by the Purchaser and cause them to be replaced as of the Effective Time by individuals nominated by the Purchaser.

(b)	The REIT shall promptly notify in writing the Purchaser of:

(i)	the occurrence of any REIT Material Adverse Effect or any change, event, occurrence, development, effect or circumstance that, individually or in the aggregate with other such changes, events, occurrences, developments, effects or circumstances, is or would reasonably be expected to have a REIT Material Adverse Effect;

(ii)	unless prohibited by Law, any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is or may be required in connection with this Agreement, the Arrangement or any of the transactions contemplated thereby or that such Person intends to terminate or materially adversely modify its relationship with the REIT as a result of this Agreement, the Arrangement or any of the transactions contemplated hereby;

(iii)	any Proceedings commenced, or to its knowledge, threatened against, relating to or involving or otherwise affecting this Agreement, the Arrangement or the transactions contemplated thereby, and any material developments regarding the foregoing; or

(iv)	unless prohibited by Law, any notice or other communication from any Governmental Entity in connection with this Agreement (and the REIT shall contemporaneously provide a copy of any such written notice or communication to the Purchaser).

4.3	Covenants of the Purchaser Relating to the Arrangement

(a)	Subject to the terms and conditions of this Agreement, the Purchaser shall, and shall cause its Subsidiaries to, perform all obligations required to be performed by the Purchaser or any of its Subsidiaries under this Agreement, reasonably cooperate with the REIT in connection therewith, and do all such other commercially reasonable acts and things as may be necessary or desirable to consummate and make effective, as soon as reasonably practicable, the Arrangement and, without limiting the generality of the foregoing, the Purchaser shall and, where appropriate, shall cause its Subsidiaries to:

(i)	use commercially reasonable efforts, upon reasonable consultation with the REIT to defend, or cause to be defended, any Proceedings to which Purchaser is a party or are brought against Purchaser challenging the Arrangement, this Agreement or the transactions contemplated hereby;

(ii)	use commercially reasonable efforts to satisfy all conditions precedent in this Agreement to the REIT’s obligation to complete the Closing and all conditions precedent in the NAEF Purchase Agreement (including to enforce its rights and the obligations of the NAEF Seller thereunder, including by seeking specific performance or other equitable relief under Section 9(c) thereof), and carry out the terms of the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(iii)	upon request by the REIT, use commercially reasonable efforts to assist the REIT and any of its Subsidiaries to obtain and maintain all consents, waivers or approvals that are reasonably required under any Material Contract to which the REIT or any of its Subsidiaries is a party in connection with the Arrangement, this Agreement or the other transactions contemplated hereby, in each case, on terms that are reasonably satisfactory to the Purchaser, and without paying, and without committing itself or the Purchaser or any of their respective affiliates to pay, any consideration or incurring any liability or obligation or agreeing to any material amendment or modification to any such Contract;

(iv)	use commercially reasonable efforts to not take any action, to refrain from taking any action, and not to permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement; and

(v)	use commercially reasonable efforts to effect all necessary registrations, filings and submissions of information required by Governmental Entities from it relating to the Arrangement as soon as reasonably practicable.

(b)	The Purchaser shall promptly notify in writing the REIT of:

(i)	the occurrence of any Purchaser Material Adverse Effect;

(ii)	any change, event, occurrence, effect, state of facts and/or circumstances that, individually or in the aggregate, would reasonably be expected to materially impair, materially impede or prevent the Purchaser from performing its obligations under this Agreement;

(iii)	unless prohibited by Law, any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, order, approval, agreement, amendment or confirmation) of such Person is required in connection with this Agreement, the Arrangement or any of the transactions contemplated thereby;

(iv)	unless prohibited by Law, any notice or other communication from any Governmental Entity in connection with this Agreement (and the Purchaser shall contemporaneously provide a copy of any such written notice or communication to the REIT); or

(v)	any Proceeding commenced relating to or involving or otherwise affecting this Agreement, the Arrangement or the transactions contemplated thereby, to the extent that such Proceedings would reasonably be expected to impair, impede, materially delay or prevent the Purchaser from performing its obligations under this Agreement, and any material developments regarding the foregoing.

(c)	Notwithstanding anything in this Agreement to the contrary, nothing in this Section 4.3 or any other provision of this Agreement shall require the Purchaser to agree or otherwise be required to take any action, including selling, divesting, disposing of, licensing, holding separate, giving any undertaking or any other action, that limits in any respect its freedom of action with respect to, or ability to retain, develop or acquire, any assets, business or portion of any business, products, rights, services, licenses, of the Purchaser or any of the Purchaser’s affiliates (including Brixmor Property Group, Inc. or Everview and any current or future investment funds or investment vehicles affiliated with, or managed or advised by, Everview or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Everview or of any such investment fund or investment vehicle), or any interest therein, other than with respect to the REIT following the Closing.

(d)	Notwithstanding anything else in this Section 4.3 or any other provision of this Agreement, with respect to the ICA Approval, if required, the Parties shall cooperate in good faith in connection with the Purchaser’s application for review (the “ICA Application”) under the Investment Canada Act in respect of the transactions contemplated by this Agreement. Without limiting the generality of the foregoing: (a) the Purchaser shall prepare, or cause to be prepared, the ICA Application and shall submit the ICA Application to the ICA Minister as promptly as practicable after the date of this Agreement (and in any event within fifteen (15) Business Days after the date hereof); (b) the Purchaser shall use reasonable best efforts to respond fully, appropriately, and in a timely manner to all requests for information from a Governmental Entity in connection with the ICA Application; (c) the Purchaser will only be required to propose, negotiate or agree to undertakings that are customary and reasonable for transactions similar to those contemplated by this Agreement in order to obtain the ICA Approval; and (d) subject to clause (c) of Section 4.3(d) immediately above, the Purchaser shall use best efforts to take any other actions reasonably necessary to obtain the ICA Approval prior to the Outside Date. Furthermore, in connection with the Purchaser’s ICA Application:

(i)	The REIT shall (i) furnish to the Purchaser such information as the Purchaser may reasonably request for inclusion in or in connection with the ICA Application, including information regarding the REIT, its Subsidiaries, the Manager, and their respective businesses, operations, assets, and employees; (ii) respond, or cause to be responded to, in a timely manner to any requests for information from a Governmental Entity directed to the REIT, its Subsidiaries, or the Manager in connection with the ICA Application; and (iii) provide the Purchaser or its outside counsel a reasonable opportunity to review any responses to a Governmental Entity in connection with the ICA Application.

(ii)	Each Party shall keep the other Party reasonably informed of the status of the ICA Application and the progress toward obtaining the ICA Approval, including any material communications with a Governmental Entity in connection with the ICA Application.

(iii)	The obligations of the Parties under this Section 4.3(d) shall automatically cease to apply upon the delivery by outside counsel for the Purchaser of a written confirmation that no ICA Application is required in connection with the transactions contemplated by this Agreement.

4.4	Access to Information; Confidentiality

(a)	From the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, the REIT shall, and shall cause its Subsidiaries and their respective Representatives to, upon reasonable prior notice during normal business hours: (i) give the Purchaser and its Representatives reasonable access (during normal business hours) to its and its Subsidiaries’ Properties (subject to the rights of Tenants under Leases and the terms or any REAs), assets, Contracts and books and records (including continuing access to the Data Room), other than any of the foregoing that relate to the consideration, negotiation and execution of this Agreement, the process that led to the negotiation and execution of this Agreement, or, subject to the disclosure requirements set forth in Article 5, any Acquisition Proposal; and (ii) furnish to the Purchaser and its Representatives such financial and operating data or other information with respect to the assets, business or ownership of the REIT or its Subsidiaries as the Purchaser may reasonably request, in the case of each of clauses (i) and (ii) to the extent reasonably necessary in connection with the consummation of the transactions contemplated by this Agreement (including Purchaser’s obligations to prepare and file the Post-Arrangement Tax Returns) or for integration planning purposes; and (iii) make available to the Purchaser, at Purchaser’s expense, such information in the possession or control of the REIT or its Subsidiaries as the Purchaser may reasonably request in connection with, and use good faith efforts to cooperate with and assist Purchaser in, the calculation of any U.S. federal income tax that would be due upon a liquidation of the REIT under Section 1.897-5T(c)(2) of the United States Treasury Regulations, as modified by Internal Revenue Service Notices 89-85 and 2006-46, and upon reasonable request by Purchaser, provide Purchaser with an affidavit in the form mutually agreed in good faith by Purchaser and REIT, affirming its knowledge of matters relating to the calculation of such tax (to the extent it has such knowledge based on the information then in its possession or control), it being understood that neither the REIT nor any of its Subsidiaries shall be required to prepare any such calculation, to create information not then in its possession or control, or to engage any advisor in connection therewith; provided that any such access under this Section 4.4(a) shall be conducted at the Purchaser’s expense, under the supervision of appropriate Representatives of the REIT or its applicable Subsidiaries, and the REIT’s compliance with any request under this Section 4.4(a) shall not unreasonably interfere with the conduct of the business of the REIT and its Subsidiaries.

(b)	This Section 4.4 shall not require the REIT or its Subsidiaries to permit any access, or to disclose any information, that in the good faith judgment of the REIT, after consultation with outside legal counsel, may reasonably be expected to result in the breach of any Contract, cause any violation of any Law or cause, or would otherwise reasonably be expected to jeopardize, any privilege (including solicitor-client privilege) that the REIT or its Subsidiaries would be entitled to assert to be undermined with respect to such information, provided that the REIT shall inform the Purchaser as to the general nature of what is being withheld and the Parties shall cooperate in seeking to find a way to allow disclosure of such information to the extent doing so could reasonably (in the good faith belief of the REIT, after consultation with outside legal counsel) be managed through the use of customary “clean-room” or other arrangements reasonably acceptable, and not unduly burdensome, to the REIT.

(c)	Each Party acknowledges that the Non-Disclosure Agreement continues to apply and, in the case of the REIT, that any information provided under Section 4.4(a) that is non-public in nature shall be subject to the terms of the Non-Disclosure Agreement, provided that (i) to the extent any provision of the Non-Disclosure Agreement conflicts with the terms of this Agreement, the terms of this Agreement shall prevail, and (ii) notwithstanding anything contained in the Non-Disclosure Agreement or this Agreement to the contrary, (A) without the consent of the REIT, the Purchaser and its Representatives may disclose information regarding the status and terms of this Agreement or the transactions contemplated by it (x) to actual or potential direct or indirect equityholders, members, limited partners, co-investors, Equity Financing Sources and other Persons that may provide or arrange equity financing in connection with fundraising, marketing, informational or reporting activities, or (y) to Debt Financing Sources and prospective Debt Financing Sources in connection with the syndication and marketing of the Debt Financing, in each case only to Persons who are subject to customary confidentiality obligations, and nothing in this Section 4.4 shall require the Purchaser to consult with the REIT or any of its affiliates in connection with such disclosure and (B) with the prior written consent of the Special Committee (such consent not to be unreasonably withheld, delayed or conditioned), the Purchaser and its Representatives may share non-public or otherwise confidential information regarding the REIT and its Subsidiaries with potential purchasers (and their financing sources) of REIT Assets or Subsidiaries of the REIT that directly or indirectly own such REIT Assets, subject to each such potential purchaser entering into a confidentiality agreement with the Purchaser, to which REIT is a third-party beneficiary, containing confidentially undertakings, standstill provisions and use restrictions applicable to such potential purchaser and its “Representatives” (as defined in the Non-Disclosure Agreement) no less favourable to the REIT than those set forth in the Non-Disclosure Agreement.

(d)	Notwithstanding anything to the contrary, so long as the REIT directs the Manager to comply with the covenants set forth in this Section 4.4, any failure by the Manager to comply with any of the covenants set forth in this Section 4.4 shall not be considered in determining the satisfaction of the condition to Closing set forth in Section 6.2(b), or in determining the entitlement of the Purchaser to terminate this Agreement under Section 7.2(a)(iv)(A).

4.5	Public Communications

A Party shall not issue any press release or make any other public statement or disclosure with respect to this Agreement or the Arrangement without the consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed), provided that any Party that, on the advice of its external legal counsel, is required to make disclosure by Law, or is requested to do so by a Governmental Entity or stock exchange, shall use its commercially reasonable efforts to give the other Parties prior oral or written notice and a reasonable opportunity to review and comment on the disclosure. The Party making such disclosure shall give reasonable consideration to any comments made by the other Parties or its counsel, and if such prior notice is not possible, shall give such notice immediately following the making of such disclosure. Notwithstanding the foregoing, either Party may, subject to compliance with Article 5, have discussions with Unitholders, financial analysts and other stakeholders (that are not Unitholders) relating to this Agreement or the transactions contemplated by it, provided that such discussions (i) are conducted in the Ordinary Course; and (ii) are not inconsistent with the most recent press release, public disclosures or public statements made by the REIT or the Purchaser. The Parties acknowledge that the REIT will file this Agreement (excluding, for greater certainty, the Disclosure Letter and with such redactions as may be mutually agreed upon between the REIT and the Purchaser, acting reasonably), the Trustee Support and Voting Agreements, the Manager Support and Voting Agreement and a material change report relating to this Agreement on SEDAR+.

4.6	Pre-Acquisition Reorganization

(a)	The REIT agrees that, upon request of the Purchaser, the REIT shall, and shall cause its Subsidiaries to, (i) subject to Section 4.6(b), use commercially reasonable efforts to (A) effect such reorganizations of its and its Subsidiaries’ corporate structure, capital structure, business, operations and assets or such other transactions (including (1) forming one or more new entities, (2) redomiciling one or more wholly-owned Subsidiaries to another jurisdiction in Canada or the United States, (3) converting a Subsidiary from one form of entity to another form of entity or filing an election to change an entity’s classification for U.S. federal income tax purposes, (4) any issuance, purchase, transfer, contribution, disposition, distribution or sale of REIT Assets, or (5) taking all actions that are necessary to enable the repayment or settlement, at or immediately prior to the Effective Time, of any intercompany loans between the REIT and any of its Subsidiaries that would otherwise be outstanding at the Effective Time) and structure the distribution of any cash or Debt Financing proceeds, in each case, as the Purchaser may request in writing and in the manner (including in the order) specified by the Purchaser, acting reasonably (each a “Pre-Acquisition Reorganization”), (B) cooperate with the Purchaser and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken, and (C) effect any amendments to the Plan of Arrangement, if any, to implement the Pre-Acquisition Reorganizations, in the case of this clause (C), to the extent permitted by the Plan of Arrangement or this Agreement and obtaining any required consents, and (ii) if requested in writing by the Purchaser, cooperate in good faith with Purchaser, prior to the Closing, to estimate the aggregate current and accumulated earnings and profits through the Effective Time, calculated for U.S. federal income tax purposes, of the REIT and each of its Subsidiaries that is a corporation for U.S. federal income tax purposes, together with all underlying workpapers (the “E&P Study”).

(b)	The REIT will not be obligated to participate in any Pre-Acquisition Reorganization under Section 4.6(a) unless such Pre-Acquisition Reorganization:

(i)	is completed as close as reasonably practicable prior to the Effective Date, and can be reversed or unwound in the event the Arrangement is not consummated without materially affecting the REIT or any of its Subsidiaries, or the Unitholders or is conditioned on the Effective Time, unless in each case the Purchaser indemnifies the REIT in respect of such Pre-Acquisition Reorganization pursuant to the principles of Section 4.6(d);

(ii)	is not prejudicial to the REIT, any Subsidiary of the REIT or the Unitholders in any material respect;

(iii)	does not reduce or change the form of the Consideration provided for under the Arrangement;

(iv)	does not impair the ability of the Parties to consummate, and will not materially delay the consummation of, the Arrangement or of the transactions contemplated thereby;

(v)	does not require the approval of the Court or, after the mailing of the Circular, require the REIT to prepare any amendment thereto;

(vi)	does not require the approval of the Unitholders;

(vii)	does not require the REIT or any of its Subsidiaries to take any action that could reasonably be expected to result in Taxes being imposed on, or any adverse Tax or other consequences to Unitholders, incrementally greater than the Taxes or other consequences to Unitholders in connection with the completion of the Arrangement in the absence of action being undertaken pursuant to Section 4.6(a);

(viii)	does not require the trustees, directors, officers or agents of the REIT or its Subsidiaries to take any action in any capacity other than as trustee, director, officer or agent;

(ix)	does not adversely affect the Tax status of the REIT and its Subsidiaries, taken as a whole, unless the Purchaser indemnifies the REIT in respect of such Pre-Acquisition Reorganization pursuant to the principles of Section 4.6(d); and

(x)	after all conditions to the Closing set forth in Article 6 (other than those to be satisfied at the Closing) have been satisfied or waived, does not result in (A) any material breach by the REIT or any of its Subsidiaries of any Material Contract or any breach by the REIT or any of its Subsidiaries of their respective Constating Documents or Law, or (B) a change of control under, conflict with, breach or result in a default or event of default under, or result in the acceleration of any obligation under, any of the Existing Mortgages or any other outstanding indebtedness of the REIT or any of its Subsidiaries, or require any consent, waiver or approval under any Existing Mortgage.

(c)	The Purchaser must provide written notice to the REIT of any proposed Pre-Acquisition Reorganization at least ten (10) Business Days prior to the Effective Date. Upon receipt of such notice, the Purchaser and the REIT shall work cooperatively and use their commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, including any amendment to this Agreement (provided that such amendment do not require the REIT to obtain approval of the Unitholders).

(d)	If the Arrangement is not completed, other than pursuant to Section 7.2(a)(iv)(A) due to a Wilful Breach by the REIT or ArrangementCo, the Purchaser shall (i) forthwith reimburse the REIT for all out-of-pocket costs and expenses incurred in connection with any proposed Pre-Acquisition Reorganization undertaken at the written request or direction of the Purchaser (including any unwinding thereof) or the E&P Study; and (ii) indemnify the REIT, any of its Subsidiaries and their Representatives for all direct and indirect liabilities, losses, Taxes, damages, claims, costs, expenses, interests, awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization undertaken at the written request or direction of the Purchaser (other than those costs and expenses reimbursed in accordance with the foregoing clause (i) of this Section 4.6(d)) or the E&P Study (the obligations of the Purchaser under this Section 4.6(d), collectively, the “Reorganization Obligations”).

(e)	The Purchaser agrees that any Pre-Acquisition Reorganization will not be considered in determining whether a representation or warranty of the REIT or ArrangementCo under this Agreement has been breached (including where any such Pre-Acquisition Reorganization requires the consent of any third party under a Contract). This Section 4.6(e) shall not apply to, and Pre-Acquisition Reorganizations shall not include, the transactions contemplated by the Plan of Arrangement as in effect on the date hereof or any other actions or transactions required to be taken pursuant to the other Sections of this Agreement.

4.7	Notice and Cure Provisions

(a)	During the period commencing on the date of this Agreement and continuing until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, each Party shall promptly notify the other Parties of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(i)	cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect that would cause any condition in Section 6.1 [Mutual Conditions Precedent], Section 6.2(a) [REIT Representations and Warranties Condition] and Section 6.3(a) [Purchaser Representations and Warranties Condition] not to be satisfied; or

(ii)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement that would cause any of Section 6.1 [Mutual Conditions Precedent], Section 6.2(b) [REIT Performance of Covenants Condition] and Section 6.3(b) [Purchaser Performance of Covenants Condition] not to be satisfied.

(b)	Notification provided under this Section 4.7 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(c)	The Purchaser may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(a)(iv)(A) [REIT Breach of Representation or Warranty or Failure to Perform Covenant] and the REIT may not elect to exercise its right to terminate this Agreement pursuant to Section 7.2(a)(iii)(A) [Purchaser Breach of Representation or Warranty or Failure to Perform Covenant], unless the Party seeking to terminate this Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the applicable other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of (i) the Outside Date, and (ii) the date that is fifteen (15) Business Days following receipt of such Termination Notice by the Breaching Party, if such matter has not been cured by such date provided that, for greater certainty, if any matter is not capable of being cured by the Outside Date the Terminating Party may immediately exercise the applicable termination right in accordance with the terms of Section 7.2(a)(iii)(A) [Purchaser Breach of Representation or Warranty or Failure to Perform Covenant] or Section 7.2(a)(iv)(A) [REIT Breach of Representation or Warranty or Failure to Perform Covenant], as applicable, without first providing a Termination Notice.

(d)	If the Terminating Party delivers a Termination Notice prior to the date of the Meeting, unless the Parties agree otherwise, the REIT shall postpone or adjourn the Meeting to the earlier of (i) five (5) Business Days prior to the Outside Date, and (ii) the date that is ten (10) Business Days following receipt of such Termination Notice by the Breaching Party.

4.8	Insurance and Indemnification

(a)	Prior to the Effective Date, the REIT shall, as of the Effective Time, purchase customary fully pre-paid and non-cancellable “tail” or “run-off” policies of trustees’, directors’ and officers’ liability insurance from an insurance company of nationally recognized standing providing protection no less favourable in the aggregate to the protection provided by the policies maintained by the REIT and its wholly-owned Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date, and the Purchaser shall, or shall cause the REIT and its wholly-owned Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six (6) years after the Effective Date, provided that: (i) the Purchaser shall not be required to (and without the prior written consent of the Purchaser, the REIT and its Subsidiaries shall not) pay any amounts in respect of such coverage prior to the Effective Time; (ii) the cost of such policies shall not exceed 300% of the REIT’s and its wholly-owned Subsidiaries’ current annual aggregate premium for trustees’, directors’ and officers’ liability insurance policies currently maintained by the REIT or its wholly-owned Subsidiaries; and (iii) the REIT shall reasonably consult with the Purchaser prior to the purchase of any such tail insurance. If, for any reason, the REIT does not obtain such run-off insurance policies as of the Effective Time, the Purchaser shall, or shall cause the REIT and its wholly-owned Subsidiaries to, maintain in effect for a period of at least six (6) years from and after the Effective Time (or purchase customary fully pre-paid and non-cancellable “tail” or “run-off” policies of) the trustees’, directors’ and officers’ liability insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are no less advantageous to the present and former trustees, directors and officers of the REIT and its wholly-owned Subsidiaries than the coverage provided under the REIT’s and its wholly-owned Subsidiaries’ existing policies as of the date hereof, or the REIT shall purchase (or procure a customary fully pre-paid and non-cancellable “tail” or “run-off” policy for) comparable trustees’, directors’ and officers’ liability insurance for such six (6) year period with terms, conditions, retentions and limits of liability that are at least as favourable to the present and former trustees, directors and officers of the REIT and its wholly-owned Subsidiaries as provided in the REIT’s existing policies as of the date hereof, provided that the annual premium for such trustees’, directors’ and officers’ liability insurance policy may not be in excess of 300% of the REIT’s and its wholly-owned Subsidiaries’ current annual aggregate premium for trustees’, directors’ and officers’ liability insurance policies currently maintained by the REIT or its wholly-owned Subsidiaries.

(b)	From and after the Effective Time, the Purchaser shall, and shall cause the REIT and its Subsidiaries to, and the REIT shall, indemnify and hold harmless, to the fullest extent permitted under Law (and to also advance expenses as incurred to the fullest extent permitted under Law, provided that the person to whom such expenses are advanced provides an undertaking to repay such advance if it is determined by a final and non-appealable judgement of a court of competent jurisdiction that such Person is not legal entitled to indemnification under applicable Law), each of the present and former trustees, directors and officers of the REIT and its Subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding arising out of or related to such Person’s service as a trustee, director or officer of the REIT or any of its Subsidiaries or services performed by such Persons at the request of the REIT or any of its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including the approval or completion of this Agreement and the Arrangement or any of the other transactions contemplated thereby or arising out of or related to this Agreement and the transactions contemplated hereby (an “Indemnifiable Claim”), provided that the Purchaser, the REIT and any of its Subsidiaries shall not be required to indemnify any such Person unless (i) such Person acted honestly and in good faith with a view to the best interests of the REIT and its Subsidiaries, in the case that such Person is a trustee or director of the REIT or its Subsidiaries, as applicable; and (ii) in the case of a criminal or administrative Proceeding that is enforced by a monetary penalty, such Person had reasonable grounds for believing their conduct was lawful. None of the Purchaser, the REIT or any of their respective Subsidiaries shall settle, compromise or consent to the entry of any judgment in any Proceeding involving or naming any such indemnified Person or arising out of or related to any such indemnified Person’s service as a trustee, director or officer of the REIT or any of its Subsidiaries or services performed by such indemnified Person at the request of the REIT or any of its Subsidiaries prior to the Effective Time without the prior written consent (not to be unreasonably withheld or delayed) of that indemnified Person, unless such settlement, compromise or consent includes an unconditional release of such indemnified Person from all liability arising out of such Proceeding.

(c)	From and after the Effective Time, the Purchaser shall cause the REIT and its Subsidiaries to honour all rights to indemnification or exculpation existing as of the date hereof in favour of present and former officers, directors and trustees of the REIT and its Subsidiaries, to the extent that they are included in the Declaration of Trust, any Constating Documents of the REIT’s Subsidiaries or under the indemnification agreements listed in Schedule 4.8(c) of the Disclosure Letter (the “Indemnification Agreements”) and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Effective Date. To the extent that the Indemnification Agreements set out any procedures, terms, conditions, limitations or other modalities governing the making, defense, settlement or payment of indemnification or advancement of expenses in respect of any Indemnifiable Claim, such procedures, terms, conditions, limitations and other modalities shall apply, mutatis mutandis, to the indemnification and exculpation rights and obligations set out in this Section 4.8.

(d)	If the REIT or any of its Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not a continuing or surviving corporation or entity of such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any Person, the Purchaser shall use commercially reasonable efforts to ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of the REIT or its Subsidiaries) assumes all of the obligations set forth in this Section 4.8.

(e)	The provisions of this Section 4.8 are intended for the benefit of, and will be enforceable by, each of the Third Party Beneficiaries and shall be binding, solidarily, on all successors of the Purchaser.

4.9	TSX Delisting

The Purchaser and the REIT shall use commercially reasonable efforts to cause the Units to be delisted from the TSX as promptly as practicable following the Effective Time. In furtherance of the foregoing, each of the Parties agrees to cooperate with the other Party in taking, or causing to be taken, all actions necessary to enable (a) delisting of the Units from the TSX (including, if reasonably requested by the Purchaser, such items as may be necessary to delist the Units as promptly as practicable after the Effective Date), and (b) the REIT ceasing to be a reporting issuer under applicable Securities Laws.

4.10	Financing Cooperation

(a)	Prior to the Closing, at the Purchaser’s sole expense (and subject to the other provisions of, but without limiting or otherwise modifying any of the limitations on liability of Purchaser expressly set forth in, this Section 4.10), ArrangementCo and the REIT shall use reasonable best efforts (and shall cause their Subsidiaries and affiliates, and their respective Representatives to use reasonable best efforts) to provide to the Purchaser such cooperation as reasonably requested upon reasonable advance notice, in connection with the arrangement and consummation of the debt financing contemplated by the Debt Commitment Letters (the “Debt Financing”), including, without limitation, using reasonable best efforts with respect to: (i) participation by senior management and any other pertinent employees reasonably requested by the Purchaser of ArrangementCo and the REIT in a reasonable number of meetings, presentations, road shows, drafting sessions and due diligence sessions and sessions with rating agencies that are customary for financings of a type similar to the Debt Financing (including any Alternative Financing) at reasonable times and locations upon reasonable prior notice; (ii) assisting with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents necessary, proper or advisable in connection with the Debt Financing (including customary authorization letters authorizing the distribution of information to prospective lenders in connection with a syndicated bank financing); (iii) as promptly as reasonably practicable, providing any historical financial information of the REIT and its Subsidiaries requested in connection with the Debt Financing to the extent such information is readily available or could be readily obtained without any material interference with ordinary operations of the REIT and its Subsidiaries and reasonably assisting Purchaser with the Purchaser’s preparation of pro forma financial information by providing information with respect to the REIT and its Subsidiaries; provided that (x) ArrangementCo and the REIT shall not be required to prepare any financial information (including pro forma financial information) that is not otherwise prepared in the ordinary course of its business and (y) Purchaser shall be solely responsible for the preparation, contents and determination of pro forma financial information, including pro forma capitalization, pro forma synergies or cost savings, pro forma projections or other pro forma adjustments desired to be incorporated into any pro forma financial information; (iv) assisting with obtaining appraisals, surveys, title insurance, insurance certificates and endorsements, waivers, environmental reports and other customary documentation and items contemplated by the Debt Financing as reasonably requested by the Purchaser; (v) assisting in and facilitating the pledging of and granting of security interests in favor of the Debt Financing Sources (and perfection thereof) in collateral, guarantees, mortgages or other certificates (including insurance certificates and endorsements) or documents as may reasonably be requested by the Purchaser, including obtaining releases of existing liens and attempting to obtain any consents associated therewith (effective no earlier than the Effective Time), and executing and delivering such definitive financing, pledge, security and guaranty documents related to the Debt Financing, including customary indemnities and bring down certificates issued in connection with a securitization of the Debt Financing; (vi) to the extent reasonably requested by a Debt Financing Source, attempting to obtain estoppels and certificates from tenants, lenders, managers, franchisors, ground lessors and counterparties to reciprocal easement agreements and PILOT agreements in form and substance reasonably satisfactory to such Debt Financing Source; (vii) permitting Purchaser and its Representatives to conduct appraisal and environmental and engineering inspections of each real estate property owned and, subject to obtaining required third party consents with respect thereto (which the REIT shall use (and shall cause its respective Subsidiaries and its and their Representatives to use) reasonable best efforts to obtain), leased by the REIT and/or any of its Subsidiaries; provided that the REIT shall be entitled to have representatives present at all times during any such inspection, and no such inspection shall include any invasive investigation, testing or sampling (including any Phase II environmental site assessment) without the prior written consent of the REIT, which consent may be conditioned on customary and reasonable insurance, restoration and indemnification requirements commensurate with the scope, extent and nature of such invasive investigation, testing or sampling; (viii) subject to customary confidentiality agreements, cooperating with the due diligence investigation of the Debt Financing Sources, to the extent customary and reasonable for financings of a type similar to the Debt Financing; (ix) assisting in the preparation, execution and delivery of one or more credit agreements, pledge and security documents and other definitive financing documents (and the schedules and exhibits thereto) and related certificates (including a customary solvency certificate) and other documents as may be reasonably requested by the Purchaser and/or Debt Financing Sources; and (x) taking all corporate, limited liability company and other equivalent actions reasonably necessary and requested by the Purchaser, subject to the occurrence of the Effective Time, in respect of the Debt Financing. ArrangementCo and the REIT shall furnish (or cause to be furnished) to the Purchaser and its Debt Financing Sources no later than four (4) Business Days prior to the Effective Date, all reasonably requested documentation and other information required by a Governmental Entity under applicable “know your customer” and anti-money laundering rules and regulations, including, without limitation, the USA PATRIOT Act of 2001 and regulations pertaining to beneficial ownership of legal entity customers, but in each case, solely as relating to the REIT and its Subsidiaries, to the extent requested at least ten (10) Business Days prior to the Effective Date. The REIT hereby consents (on behalf of itself and its Subsidiaries) to the reasonable use of the REIT’s and any of its Subsidiaries’ logos and names in connection with the Debt Financing; provided, however, that such logos and names are used solely in connection with the Debt Financing and in a manner that is not intended to nor reasonably likely to harm or disparage the REIT or any of its Subsidiaries or the reputation or goodwill of the REIT and its Subsidiaries or any of its respective products, services, offerings or the REIT’s or any of its Subsidiaries’ Intellectual Property. Notwithstanding anything contained in this Section 4.10, Section 4.11 or elsewhere in this Agreement to the contrary, none of the REIT or its Subsidiaries or affiliates, or its or their respective Representatives, shall be required, under the provisions of this Section 4.10, Section 4.11 or otherwise in connection with the Debt Financing, (w) to pay any commitment or other similar fee prior to the Effective Date that is not advanced or substantially simultaneously reimbursed by the Purchaser or provide or agree to provide any indemnity or similar contingent obligation in connection with the Debt Financing or any of the foregoing that would be effective prior to the Effective Time (other than any authorization letters), (x) to incur any expense unless such expense is reimbursed by the Purchaser on the earlier of the Effective Date or termination of this Agreement; provided that ArrangementCo and the REIT (and not the Purchaser) shall be responsible for (1) any ordinary course amounts payable to existing Representatives of, or accountants and consultants to, ArrangementCo, the REIT or their Subsidiaries or affiliates with respect to services provided prior to the Effective Date and (2) any amounts that would have been incurred in connection with the Transactions regardless of the Debt Financing, (y) provide, disclose or otherwise provide access to any information that the REIT or any of its Subsidiaries or affiliates, or its or their respective Representatives, are prohibited from providing to the Purchaser by reason of applicable Law or Contract to which any such Person is a party or (z) provide, disclose or otherwise provide access to any information that the REIT (or its Representatives) determines in good faith, after consultation with outside counsel, is protected by, or would otherwise reasonably be expected to jeopardize, any attorney-client privilege or attorney work product privilege (except if such provision, disclosure or other access to such information may be made under Section 4.4(b), in which case such information shall be provided, disclosed or otherwise provided access to in accordance with Section 4.4(b)). The Purchaser shall indemnify, defend, hold harmless and reimburse ArrangementCo, the REIT and its Subsidiaries and affiliates and its and their respective Representatives from and against any and all liabilities, losses, damages, claims and reasonable and documented out-of-pocket expenses suffered or incurred by them in connection with the Debt Financing and their assistance in connection with the Debt Financing and any information utilized in connection therewith, except to the extent such liabilities, losses, damages or claims arise out of or result from (x) willful misconduct or (y) material misrepresentation, omissions, misstatements or inaccuracies in any written information provided by, or fraud, or gross negligence, by the REIT, the ArrangementCo or their respective Subsidiaries and affiliates, or the respective Representatives thereof (the “Financing Obligations”).

(b)	Notwithstanding anything contained in this Section 4.10, Section 4.11 or elsewhere in this Agreement to the contrary, (i) in no event shall the cooperation of ArrangementCo, the REIT, their Subsidiaries or affiliates, or its or their respective Representatives, under this Section 4.10, Section 4.11 or otherwise in connection with the Debt Financing be deemed or construed to require any such Person to, and such Person shall not be required to, provide such cooperation to the extent it would (A) unreasonably interfere with or disrupt the ongoing operation or management of ArrangementCo, the REIT or their Subsidiaries or affiliates, (B) reasonably be expected to (x) cause any representation or warranty or covenant of the REIT contained in this Agreement to be breached, (y) cause any condition to the Closing of the REIT to fail to be satisfied as of the Effective Time or (z) conflict with or violate its organizational documents or applicable Law or result in the contravention, violation or breach of any Material Contract to which any such Person is a party, (C) [intentionally omitted], (D) require the delivery or obtaining of legal opinions of internal or external counsel or (E) require ArrangementCo, the REIT, their Subsidiaries or affiliates, or its or their respective Representatives to provide (x) any pro forma financial statements or pro forma financial information, pro forma adjustments (including regarding the Debt Financing) any pro forma synergies or cost savings, pro forma projections or an as adjusted pro forma capitalization table, provided that the foregoing in this clause (E) shall not limit the obligations of the REIT and its Subsidiaries to provide historical financial information and reasonably assist with the Purchaser’s preparation of projected financial information to the extent required by Section 4.10(a)(iii) above, (y) any financial statement or other information that is not readily available without undue effort or expense, provided that the REIT shall use commercially reasonable efforts to notify the Purchaser in writing of any financial statement or other information not provided pursuant to this clause (y), or (z) any information regarding any Person other than ArrangementCo, the REIT and its Subsidiaries and Manager and its affiliates and each of their respective officers, trustees, managers, directors, employees and partners, and (ii) no action under this Section 4.10, Section 4.11 or otherwise in connection with the Debt Financing shall require ArrangementCo, the REIT, their Subsidiaries or affiliates, or its or their officers, directors, managers, employees or other respective Representatives to execute, deliver or enter into or perform any agreement or other document with respect to the Debt Financing (other than any authorization letters), or adopt any resolutions or execute any consents or otherwise take any corporate, limited liability company or otherwise equivalent or similar action in connection with the Debt Financing, in each case, that is not contingent upon the occurrence of the Effective Time and that would be effective prior to the Effective Time and only those officers, directors, managers, employees or other respective Representatives of the REIT or its Subsidiaries, as applicable, who shall continue to act in such capacities following the Effective Time shall be required to execute, deliver or enter into or adopt any such agreement, resolution, consent or other action.

(c)	Subject to the terms of this Agreement, the Purchaser shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to complete the Equity Financings and the Debt Financing as promptly as reasonably practicable after the date hereof and, in any event, not later than the date the Closing is required to be effected in accordance with this Agreement, on the terms described in the Commitment Letters (including “market flex” provisions in the Fee Letters) (or on other terms so long as such other terms would not entail any Prohibited Modification), including using reasonable best efforts to: (i) promptly negotiate definitive agreements with respect to the Debt Financing on terms materially consistent with those terms contained in the Debt Commitment Letters and Fee Letters (including implementing any “market flex” provisions in the Fee Letters that are necessary to obtain the Debt Financing) (or on other terms so long as such other terms would not entail any Prohibited Modification); (ii) satisfy on a timely basis all conditions to obtaining such Debt Financing and comply on a timely basis with all of the covenants and other obligations, in each case, as set forth in the applicable Commitment Letters or the definitive agreements with respect thereto, in each case, that are applicable to and within the control of the Purchaser, its Subsidiaries’ or its affiliates’; (iii) maintain in effect the Commitment Letters, (iv) in the event of a breach by the Debt Financing Sources, enforce its rights to funding under the Debt Commitment Letters and the definitive agreements with respect thereto (provided that in no event shall the Purchaser or any of its affiliates be required pursuant to this Section 4.10(c) to commence litigation against any Debt Financing Source to cause the Debt Financing to be consummated); and (v) upon satisfaction of the conditions set forth in the Debt Commitment Letters (other than those to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at Closing), to instruct the Debt Financing sources to provide the Debt Financing and to consummate the Debt Financing contemplated by the Debt Commitment Letters to be funded at Closing in an amount that, together with the Equity Financings and other funds available to Purchaser, is sufficient to fund the Required Amount at Closing, provided that, in the case of this clause (v), solely to the extent all of the conditions set forth in Article 6 (other than those to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at Closing) have been satisfied or waived.

(d)	The Purchaser shall not amend, supplement, replace, substitute or modify any Debt Commitment Letter or Fee Letter without ArrangementCo’s prior written consent, except that the Purchaser may (i) amend, supplement, replace, substitute or modify any Debt Commitment Letter or Fee Letter to add additional lenders, lead arrangers, bookrunners, agents, managers or similar entities who had not executed the applicable Debt Commitment Letter or Fee Letter as of the date of this Agreement, (ii) implement any “market flex” provisions set forth in any Fee Letter and (iii) effect other amendments, supplements, replacements, substitutions or modifications to any Debt Commitment Letter or Fee Letter, in each case of clauses (i) through (iii), so long as such action would not (w) reasonably be expected to materially delay or prevent the Closing or make the timely funding of the Debt Financing materially less likely to occur, (x) expand on, or provide for additional, conditions precedent to the funding of the Debt Financing in a manner that would reasonably be expected to materially delay or prevent Closing or make the timely funding of the Debt Financing less likely to occur, (y) reduce the aggregate available amount of the Financing contemplated by the Commitment Letters below the amount necessary (together with any cash on hand and other available financing (including in respect of the Purchaser’s election (in its sole and absolute discretion) to assume any financing under any Existing Mortgages if and to the extent any such Existing Mortgages can be assumed by the Purchaser in accordance with its terms or in connection with Section 4.11)) to fund the Required Amount at Closing or (z) adversely impact the ability of the Purchaser to enforce its rights under any Debt Commitment Letter (clauses (w) through (z), the “Prohibited Modifications”).

(e)	In the event any portion of the Debt Financing contemplated by the Debt Commitment Letters to be funded at Closing and necessary (together with any cash on hand and other available financing) to fund the Required Amount at Closing becomes unavailable on the terms (taking into account any “market flex” provisions included in the Fee Letters) and conditions contemplated in the Debt Commitment Letters or as a result of any reduction to the Debt Financing amount pursuant to the terms and conditions contemplated in the Debt Commitment Letters, (x) the Purchaser shall promptly notify ArrangementCo and the REIT and (y) the Purchaser shall use its reasonable best efforts to obtain as promptly as reasonably practicable alternative financing (“Alternative Financing”) with respect to such unavailable portion from alternative sources in an amount sufficient (together with any cash on hand and other available financing) to fund the Required Amount at Closing; provided that (A) the failure to obtain Alternative Financing shall not relieve the Purchaser of its obligations under this Agreement or the Equity Commitment Letters, (B) the terms and conditions of any Alternative Financing shall not entail any Prohibited Modifications without ArrangementCo’s and the REIT’s prior written consent in its sole discretion and (C) the Purchaser shall not be required to, and in no event shall its reasonable best efforts be deemed or construed to require it to (1) obtain alternative debt financing that includes terms and conditions, taken as a whole, that are materially less favorable in the aggregate to the Purchaser or require the Purchaser (and/or its affiliates) to pay any fees or expenses in excess of those contemplated by the Debt Commitment Letters and the Fee Letters as of the date hereof or agree to economic terms that are materially less favorable, in each case, (including any “market flex” provisions set forth in the Fee Letters) than those contemplated by the Debt Commitment Letters as of the date hereof or (2) obtain equity commitments from another source than the Equity Financing Sources, in each case, in order to obtain any Alternative Financing. In the event that a new commitment letter with respect to such Alternative Financing (an “Alternative Commitment Letter”) is obtained by the Purchaser, (x) any reference in this Agreement to any “Debt Financing” shall include the financing contemplated by such Alternative Commitment Letter and (y) any reference in this Agreement to any “Debt Commitment Letter” shall be deemed to include the applicable Debt Commitment Letter to the extent not superseded by an Alternative Commitment Letter at the time in question and any Alternative Commitment Letter to the extent then in effect, in each case other than with respect to Purchaser’s representations set forth in Schedule D with respect to the Debt Commitment Letters and Debt Financing as of the date hereof.

(f)	The Purchaser shall promptly notify the REIT and ArrangementCo, after it obtains actual knowledge thereof, of (i) expiration or termination (or attempted or purported termination) of any Debt Commitment Letter, (ii) the Purchaser’s receipt of written notice regarding any refusal of any Debt Financing Source to provide the full amount of the financing under any Debt Commitment Letter (including as a result of any reduction to the Debt Financing amount pursuant to the terms and conditions contemplated in such Debt Commitment Letter), (iii) the Purchaser’s receipt of written notice regarding any other breach or default under any Debt Commitment Letter and (iv) the Purchaser’s receipt of any written notice or other written communication with respect to any breach, termination or default under any Debt Commitment Letter.

(g)	Notwithstanding anything herein to the contrary, the condition set forth in Section 6.2(b), as it applies in respect of the ArrangementCo’s, the REIT’s, their Subsidiaries’ and affiliates’, and their respective Representatives’ obligations under this Section 4.10 and Section 4.11, shall be deemed satisfied unless the ArrangementCo or REIT, as applicable, has knowingly and willfully materially breached its obligations under this Section 4.10 or Section 4.11 and such breach directly resulted in the Purchaser not being able to obtain the Debt Financing contemplated by the Debt Commitment Letters. Further notwithstanding anything to the contrary, so long as the REIT directs the Manager to comply with the covenants set forth in this Section 4.10 and Section 4.11, any failure by the Manager to comply with any of the covenants set forth in this Section 4.10 or Section 4.11 shall not be considered in determining the satisfaction of the condition to Closing set forth in Section 6.2(b), or in determining the entitlement of Purchaser to terminate this Agreement under Section 7.2(a)(iv)(A).

(h)	Prior to or at the Closing, ArrangementCo shall deliver, or cause to be delivered, to the Purchaser copies of customary payoff letters pertaining to the existing indebtedness of the REIT or any of its Subsidiaries set forth on Schedule 4.10(h) of the Disclosure Letter (each a “Payoff Letter”), in each case, executed by the holders of such indebtedness (or agent on their behalf) and providing that (i) upon receipt of the applicable amount set forth in the applicable Payoff Letter, such indebtedness shall be satisfied in full and all obligations and guarantees and related loan documents entered into by the REIT and/or any of its Subsidiaries and all Liens with respect to the assets of and equity interests issued by the REIT and/or any of its Subsidiaries securing such indebtedness shall be released and/or terminated (other than contingent indemnification and other obligations, in each case, that expressly survive the repayment in full of the indebtedness as expressly provided in the applicable existing indebtedness) and (ii) the applicable holders of such indebtedness (or agent on their behalf) shall take such other steps necessary or reasonably requested to evidence such terminations and releases with respect to such Liens (or, in each case of clauses (i) and (ii), words of similar effect); provided, however, that this Section 4.10(h) shall not apply with respect to any indebtedness that Purchaser has elected in writing to assume, defease or leave outstanding as of the Effective Time, and provided further that the REIT shall not be deemed to have failed to comply with this Section 4.10(h) to the extent any Payoff Letter is not obtained or delivered solely as a result of any breach by Purchaser of Section 4.11 or the acts or omissions of Purchaser or its Representatives in connection with discussions with the Existing Lenders.

4.11	Existing Lender and Joint Venture Access

(a)	Notwithstanding anything to the contrary in Section 4.4, from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, upon the Purchaser’s reasonable request and upon reasonable prior notice, the REIT shall, and shall cause its Subsidiaries and their respective Representatives to, use commercially reasonable efforts to facilitate discussions between the Purchaser and its Representatives, on the one hand, and the Existing Lenders or Existing Joint Venture Partners (or their applicable affiliates, agents or representatives), on the other hand, regarding (A) with respect to the Existing Lenders, the terms of any repayment, prepayment, discharge, defeasance, assumption or amendment of the Existing Mortgages, including the terms of any Payoff Letter, prepayment penalties, breakage costs, defeasance costs or similar amounts payable in connection therewith, and (B) with respect to the Existing Joint Venture Partners, the repurchase or sale of the Existing Joint Venture Partner’s equity interests in the applicable Existing Joint Venture, each as applicable and in connection with the transactions contemplated by this Agreement; provided that Purchaser shall in each case permit a representative of the REIT to receive reasonable advance notice of, and to participate in, any such discussions or meetings (and the Purchaser shall not initiate or participate in any such discussions or meetings without first providing the REIT with a reasonable opportunity to so participate); provided further that (x) any such contact or discussions shall be conducted at the Purchaser’s sole expense and shall not unreasonably interfere with the conduct of the business of the REIT and its Subsidiaries; (y) the Purchaser shall not, without the prior written consent of the REIT (not to be unreasonably withheld, conditioned or delayed), enter into any agreement or commitment with any Existing Lender or Existing Joint Venture Partners that would be effective prior to the Effective Time; and (z) the Purchaser shall not, and shall cause its Representatives not to, disclose any confidential information regarding the REIT, its Subsidiaries or the transactions contemplated by this Agreement to any Existing Lender or Existing Joint Venture Partner, except to the extent reasonably necessary for the purposes described in this Section 4.11 and subject to customary confidentiality obligations.

(b)	Notwithstanding anything to the contrary in Section 4.4, from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, upon the Purchaser’s reasonable request and upon reasonable prior notice, the REIT shall, and shall cause its Subsidiaries and their respective Representatives to, deliver to each of the Existing Lenders under certain indebtedness identified by Purchaser (the “Assumed Indebtedness”), a notice prepared by Purchaser, in form and substance reasonably approved by the REIT, requesting that such Existing Lender deliver to Purchaser and the applicable REIT Subsidiaries a written statement or documents (the “Assumption Documents”) (A) confirming (1) the aggregate principal amount of the indebtedness outstanding under such Assumed Indebtedness, (2) the date to which interest and principal has been paid in respect of such Assumed Indebtedness, (3) the amount of any escrows being held by such Existing Lender in respect of such Assumed Indebtedness, and (4) to Existing Lender’s knowledge no default or event of default exists and there is no circumstance that, with the giving of notice or the passage of time, would result in a default or event of default; and (B) consenting to the assumption of the existing indebtedness, the replacement of any guaranty and the consummation of the transaction, and to the modifications of the terms of such Assumed Indebtedness that Purchaser may reasonably request after the date hereof; provided that the REIT shall be informed of any such request or modification; provided, further, that, in the event Purchaser requests Assumption Documents in accordance with this Section 4.11, (x) the consummation of the transaction shall not be conditioned on, or delayed or postponed as a result of the receipt of (or failure to receive) such Assumption Documents from all or any portion of the Existing Lenders and (y) the Assumption Documents will be effective as of or immediately prior to and conditioned on the occurrence of the Effective Time. Purchaser shall pay all fees and expenses payable in connection with the Assumption Documents, including premiums for any endorsements to or re-date of the title insurance policy previously issued to the Existing Lenders, servicing fees, rating agency fees, assignment and assumption fees, attorneys’ fees and disbursements and processing fees required to be paid to the Existing Lenders as a condition to issuance of the Assumption Documents. Neither the REIT nor its Subsidiaries shall be obligated to pay any commitment or similar fee or incur any other expense, liability or obligation in connection with this Section 4.11(b) prior to the Effective Time. In addition to the Purchaser’s obligations pursuant to Section 4.10(a), the Purchaser shall indemnify, defend, hold harmless and reimburse ArrangementCo, the REIT and its Subsidiaries and affiliates and its and their respective Representatives from and against any and all actual liabilities, losses, damages, claims and reasonable and documented out-of-pocket costs and expenses suffered or incurred by them in connection with their actions and cooperation pursuant to this Section 4.11, except to the extent such liabilities, losses, damages or claims arise out of or result from (x) willful misconduct or (y) material misrepresentation, omissions, misstatements or inaccuracies in any written information provided by, or fraud, or gross negligence, by the REIT, the ArrangementCo or their respective Subsidiaries and affiliates, or the respective Representatives thereof (the “Assumption Obligations”). Notwithstanding anything herein to the contrary, the condition set forth in Section 6.2(b), as it applies in respect of the REIT’s obligations under this Section 4.11, shall be deemed satisfied unless the ArrangementCo or REIT, as applicable, has knowingly and willfully materially breached its obligations under this Section 4.11 and such breach directly resulted in the Purchaser not being able to obtain the Assumption Documents in respect of the Assumed Indebtedness and, subject to the foregoing in this sentence, the consummation of the transactions contemplated hereby shall not in any way be (i) conditioned on any of the Existing Joint Venture Partners, the Existing Lenders or any other existing lenders consenting to the assumption of the existing indebtedness of the REIT or its Subsidiaries or waiving any condition to such assumption, including such Assumed Indebtedness, the replacement of any guaranty, the consummation of any transaction by the Purchaser or to the modifications by the Purchaser of the terms of the existing indebtedness of the REIT or its Subsidiaries, including such Assumed Indebtedness, or (ii) delayed or postponed as a result of any of the Existing Joint Venture Partners, the Existing Lenders or any other existing lenders not consenting to the assumption of, the existing indebtedness of the REIT or its Subsidiaries, including such Assumed Indebtedness, the replacement of any guaranty, or the consummation of any transaction or to the modifications of the terms of the existing indebtedness of the REIT or its Subsidiaries, including such Assumed Indebtedness.

4.12	Equity Financings

(a)	Prior to the Closing, Purchaser shall not, and shall not agree to or permit any other Person to, withdraw, rescind, amend, replace, supplement, modify, or waive any provision or remedy pursuant to or consent under, the Equity Commitment Letters, other than in accordance with the terms and conditions of the Equity Commitment Letters, as applicable.

(b)	Purchaser shall give the REIT prompt written notice (and in any event no later than two (2) Business Days) after becoming aware of any event or circumstance that would reasonably be expected to result in Purchaser not being able to timely obtain all or any portion of the Equity Financings in the amount required to pay the Required Amount and otherwise consummate the transactions contemplated hereby, including the Arrangement.

4.13	Expense Amounts

No sooner than five (5) or later than three (3) Business Days prior to the Effective Date, the REIT shall provide to Purchaser a written report setting forth a list of the following fees and expenses incurred by or on behalf of the REIT (including its direct and indirect equityholders) in connection with the preparation, negotiation and execution of this Agreement and the consummation of the Transactions (together with written invoices and wire transfer instructions for the payment thereof): (i) the fees and disbursements of outside counsel to the REIT (including its direct and indirect equityholders), (ii) the fees and expenses of accountants to the REIT, (iii) the fees and expenses of other advisers to the REIT, (iv) the fees and disbursements of bona fide third-party investment bankers and financial advisors to the REIT, and (v) any premiums, fees, disbursements or expenses incurred in connection with any “tail” or “run-off” insurance policies of trustees’, directors’ and officers’ of the REIT, in each case, incurred in connection with the Transactions (collectively, but for the avoidance of doubt excluding any amounts that were paid by or on behalf of the REIT prior to the date of this Agreement, the “REIT Transaction Expenses”).

4.14	Manager Matters

The REIT covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is validly terminated in accordance with its terms, the REIT shall not, and shall cause its Subsidiaries not to, directly or indirectly, without the prior written consent of the Purchaser (which may be withheld in Purchaser’s sole discretion): (A) enter into, amend, modify, supplement, extend, renew, terminate, rescind, waive, release, assign, settle or otherwise modify any rights, claims or obligations under, or agree to do any of the foregoing with respect to, any Contract, agreement, arrangement or understanding with the Manager or any of its affiliates or any other entity that is managed by the Manager (including the Termination and Transaction Support Agreement and any side letter, consent, waiver, release, settlement or similar arrangement relating thereto) (collectively, the “Manager Contracts”); or (B) make, agree to make or accelerate any payment or grant any benefit to the Manager or any of its affiliates or any other entity that is managed by the Manager (other than (x) making payment of (but, for the avoidance of doubt, not agreeing to make or accelerating payment of) Management Fees (as defined in the Management Agreement), expense reimbursements and other amounts accruing and payable to the Manager in the Ordinary Course under the Management Agreement in respect of any period ending at or prior to the Effective Time, in each case in accordance with the Termination and Transaction Support Agreement, and (y) making any distribution on the Purchased Units (as defined in the NAEF Purchase Agreement) expressly permitted by Section 7(d) of the NAEF Purchase Agreement).

Article 5
Additional Covenants Regarding Non-Solicitation

5.1	Non-Solicitation

(a)	Except as expressly permitted in this Article 5, the REIT shall not, and shall cause its Subsidiaries not to directly or indirectly, including through any of its or their Representatives or affiliates, or otherwise, and shall not permit any such Person to:

(i)	solicit, initiate, assist, encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books, records or personnel of the REIT or any of its Subsidiaries, or of the Manager as they may relate to the operations of the REIT or any of its Subsidiaries) any inquiry, proposal, offer or expression of interest that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal;

(ii)	enter into, continue or otherwise engage or participate in, or facilitate or authorize, any discussions or negotiations with any Person (other than with the Purchaser or any Person acting jointly or in concert with the Purchaser, the Equity Financing Sources and their affiliates) regarding any inquiry, proposal, offer or expression of interest that constitutes or may reasonably be expected to constitute or lead to, an Acquisition Proposal, provided that the REIT may (A) communicate in writing, with a copy of such communication provided to the Purchaser, with any Person for the sole purpose of clarifying the terms and conditions of any such inquiry, proposal, offer or expression of interest made by such Person so as to determine whether such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, (B) advise any Person of the restrictions of this Agreement, and (C) advise any Person making an Acquisition Proposal that the Board has determined that such Acquisition Proposal does not constitute, or is not reasonably expected to constitute or lead to, a Superior Proposal, in each case, if, in so doing, no other information that is prohibited from being communicated under this Agreement is communicated to such Person;

(iii)	make a Change in Recommendation;

(iv)	accept, approve, endorse, recommend or publicly propose to accept, approve, endorse or recommend, or take no position or remain neutral with respect to any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for a period of no more than five (5) Business Days following such public announcement or public disclosure will not be considered to be in violation of this Section 5.1 provided that the Board has rejected such Acquisition Proposal and affirmed the Board Recommendation by press release before the end of such five (5) Business Day period (or in the event that the Meeting is scheduled to occur within such five (5) Business Day period, prior to the third (3rd) Business Day prior to the date of the Meeting)); or

(v)	accept or enter into any agreement, understanding or arrangement, including any letter of intent, memorandum of understanding, acquisition agreement, agreement in principle or similar agreement, with any Person (other than with the Purchaser or any Person acting jointly or in concert with the Purchaser, the Equity Financing Sources and their affiliates), in respect of any inquiry, proposal, offer or expression of interest that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted by and in accordance with Section 5.3).

(b)	The REIT shall, and shall cause its Subsidiaries and its and their respective Representatives and affiliates to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation, or other activities commenced prior to the date of this Agreement with any Person (other than with the Purchaser and any Person acting jointly or in concert with the Purchaser, the Equity Financing Sources and their affiliates) with respect to any inquiry, proposal, offer or expression of interest that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, and in connection with such termination shall:

(i)	promptly (and in any event within twenty-four (24) hours of the execution of this Agreement) discontinue access to and disclosure of all information, including any data room and any confidential information, and any access to the Properties, facilities, books and records of the REIT, any of its Subsidiaries or of the Manager as they may relate to the operations or the REIT or any of its Subsidiaries; and

(ii)	promptly, and in any event within three (3) Business Days of the date hereof, request (A) the return or destruction of all copies of any confidential information regarding the REIT or any of its Subsidiaries provided to any Person within the twelve (12) months prior to the date of this Agreement (other than the Purchaser and any Person acting jointly or in concert with the Purchaser, the Equity Financing Sources and their affiliates and Representatives), and (B) the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the REIT or any Subsidiary of the REIT, to the extent that such information has not previously been returned or destroyed, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(c)	The REIT represents, warrants and covenants that:

(i)	none of the REIT, its affiliates or its or their Representatives has, since December 31, 2025, waived any confidentiality, standstill, non-disclosure or similar agreement, restriction or covenant, in each case with respect to the applicability of standstill provisions, to which the REIT or any of its Subsidiaries is a party;

(ii)	the REIT shall take, and shall cause its Subsidiaries and its and their Representatives to take all commercially reasonable actions to enforce each confidentiality, standstill, non-disclosure or similar agreement, restriction or covenant to which the REIT or any of its Subsidiaries is a party or may hereafter become a party under an Acceptable Confidentiality Agreement entered into in accordance with Section 5.3;

(iii)	the REIT shall not release, and shall cause its Subsidiaries and its and their Representatives, not to release, without the prior written consent of the Purchaser (which may be withheld or delayed in the Purchaser’s sole and absolute discretion), any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the REIT, or any of its Subsidiaries, under any confidentiality, standstill, clean team or similar agreement, restriction or covenant to which the REIT or any of its Subsidiaries is a party or may hereafter become a party under an Acceptable Confidentiality Agreement entered into in accordance with Section 5.3 (it being acknowledged that the automatic termination or release of any standstill restriction of any such agreement as a result of the entering into and announcement of this Agreement shall not be a violation of this Section 5.1(c)(iii)).

5.2	Notification of Acquisition Proposals

(a)	If the REIT, any of its Subsidiaries or, to the knowledge of the REIT, any of its or their respective Representatives receives, or otherwise becomes aware of any inquiry, proposal, offer or expression of interest that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the REIT or any Subsidiary of the REIT, in connection with any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute or lead to an Acquisition Proposal including but not limited to information, access, or disclosure relating to the Properties, facilities, books and records or of the REIT or any Subsidiary (or of the Manager as relates to the operations or the REIT or any of its Subsidiaries), the REIT shall promptly notify the Purchaser as soon as practicable (at first orally and then within twenty-four (24) hours in writing), of such Acquisition Proposal, inquiry, proposal, offer, expression of interest or request, including a description of its material terms and conditions, the identity of all Persons making the Acquisition Proposal, inquiry, proposal, offer, expression of interest or request, and unredacted copies of all communications (if in writing or electronic form, or if not in writing or electronic form, a description of the material terms thereof) and written agreements or documents in respect thereof, from or on behalf of any such Person.

(b)	The REIT shall promptly (and in any event within twenty-four (24) hours) notify the Purchaser orally and in writing if it enters into discussions or negotiations concerning any Acquisition Proposal or provides non-public information to any Person in accordance with Section 5.3 and otherwise keep the Purchaser reasonably informed, on a current basis, of the status of developments, discussions and negotiations with respect to any Acquisition Proposal, inquiry, proposal, offer or request, including any changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, offer or request, and shall promptly (and in any event within twenty-four (24) hours) provide to the Purchaser unredacted copies of all communications (if in writing or electronic form, or if not in writing or electronic form, a description of the material terms thereof), written agreements and documents received or exchanged between the REIT or its Representatives from or on behalf of the Person making such Acquisition Proposal, inquiry, proposal or offer. Neither the REIT nor any of its Subsidiaries shall, after the date of this Agreement, enter into any confidentiality or similar agreement that would prohibit it from providing such information to the Purchaser.

5.3	Responding to an Acquisition Proposal

(a)	Notwithstanding Section 5.1, if at any time prior to obtaining the Required Approval, the REIT receives a bona fide unsolicited written Acquisition Proposal by a third party made after the date of this Agreement, the REIT may, subject to entering into an Acceptable Confidentiality Agreement with such Person and providing a true, complete and final executed copy of the Acceptable Confidentiality Agreement to the Purchaser, (i) contact the Person making such Acquisition Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal, and (ii) engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of confidential information, Properties, facilities, or books or records of the REIT or any of its Subsidiaries, if and only if, in the case of clause (ii):

(i)	the Board, after receiving the recommendation of the Special Committee, first determines, in good faith, after consultation with the REIT’s financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal and the failure by the Board to authorize the REIT to engage in or participate in discussions or negotiations with respect to such Acquisition Proposal would be inconsistent with its fiduciary duties under applicable Laws;

(ii)	such Person was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, clean team, non-disclosure, use or similar restriction;

(iii)	the REIT has been, and continues to be, in compliance with its obligations under this Article 5 in all material respects;

(iv)	any such copies, access or disclosure provided to such Person, including any information, access or disclosure provided by or through the Manager or any of its affiliates or Representatives, shall have already been provided to the Purchaser; and

(v)	prior to engaging in or participating in discussions or negotiations with such Person regarding such Acquisition Proposal or providing any such copies, access or disclosure, the REIT promptly provides the Purchaser with a true, completed and final executed copy of the Acceptable Confidentiality Agreement.

(b)	The Parties acknowledge that the furnishing of certain competitively sensitive information to competitors of the REIT and of its Subsidiaries would be materially prejudicial to the REIT and its Subsidiaries and, accordingly, no such information shall be disclosed to any Person that the Special Committee, acting reasonably, determines to be a competitor of the REIT or of any of its Subsidiaries under Section 5.3(a). Notwithstanding the foregoing, such information may be disclosed under Section 5.3(a) on a confidential basis to external advisors and experts retained by any such competitor of the REIT or of its Subsidiaries, who enter into agreements reasonably satisfactory to the REIT, that such information will not be provided or communicated to the competitor, its officers, directors, financing sources or other Representatives.

5.4	Right to Match

(a)	If the REIT receives an Acquisition Proposal that did not result from a breach of Section 5.1 or Section 5.2 that the Board determines in its good faith judgment, after receiving a recommendation of the Special Committee and advice of its outside legal counsel and its financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all financial, legal, tax, regulatory and other aspects of such Acquisition Proposal and the Person making such Acquisition Proposal, constitutes a Superior Proposal prior to obtaining the Required Approval, the Board may, or may cause the REIT to, subject to compliance with Article 7 and Section 8.2, enter into a definitive agreement with respect to such Acquisition Proposal, if and only if:

(i)	the REIT has been, and continues to be, in compliance with its obligations under this Article 5 in all material respects;

(ii)	the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, clean team, non-disclosure, use or similar restriction;

(iii)	the REIT or its Representatives has delivered to the Purchaser a written notice of the determination of the Board that such Acquisition Proposal constitutes a Superior Proposal and of the intention of the Board to enter into a definitive agreement with respect to such Superior Proposal, together with a written notice from the Board regarding the value and financial terms that the Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Acquisition Proposal (the “Superior Proposal Notice”);

(iv)	the REIT has provided to the Purchaser a copy of the proposed definitive agreement for the Superior Proposal, together with all related agreements and supporting materials (including any financing commitments and any agreements, arrangements or understandings relating to the termination of the Management Agreement and any other management, advisory, transitional or other similar services from the Manager);

(v)	at least five (5) full Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which the Purchaser received the Superior Proposal Notice for the Superior Proposal from the REIT, and the date on which the Purchaser received all materials referred to in Section 5.4(a)(iv);

(vi)	during any Matching Period, the Purchaser has had the opportunity (but not the obligation), in accordance with Section 5.4(b), to negotiate with the Board and the REIT to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(vii)	after the Matching Period, the Board has determined in good faith, after consultation with the REIT’s financial advisors and outside legal counsel, that (A) such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement as proposed to be amended by the Purchaser under Section 5.4(b) and (B) the failure by the Board to authorize the REIT to enter into a definitive agreement with respect to such Acquisition Proposal would be inconsistent with its fiduciary duties under applicable Laws; and

(viii)	prior to or concurrently with entering into such definitive agreement, the REIT terminates this Agreement pursuant to Section 7.2(a)(iii)(B) [Superior Proposal] and pays the REIT Termination Fee pursuant to Section 8.2.

(b)	During the Matching Period, or such longer period as the REIT may approve in its sole discretion in writing for such purpose, (i) the Purchaser shall have the opportunity (but not the obligation) to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal and the Board shall, in consultation with its legal and financial advisors, review any offer made by the Purchaser under Section 5.4(a)(iv) to amend the terms of this Agreement and the Arrangement in good faith in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (ii) the REIT shall, and shall cause its Representatives to, negotiate in good faith with the Purchaser to make such amendments to the terms of this Agreement and the Plan of Arrangement so that such Acquisition Proposal would cease to constitute a Superior Proposal and as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on such amended terms. If the Board determines that such Acquisition Proposal would cease to be a Superior Proposal, the REIT shall promptly so advise the Purchaser, and the REIT, ArrangementCo and the Purchaser shall amend this Agreement to reflect such offer made by the Purchaser, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing.

(c)	Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Unitholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for the purposes of this Section 5.4, and the Purchaser shall be afforded an additional five (5) full Business Day Matching Period from the later of the date on which the Purchaser received the Superior Proposal Notice in respect of such amended Acquisition Proposal and the date on which the Purchaser received all materials referred to in Section 5.4(a)(iv) with respect to such new Acquisition Proposal.

(d)	The Board shall promptly reaffirm the Board Recommendation by press release after any Acquisition Proposal which the Board has determined not to be a Superior Proposal is publicly announced or publicly disclosed or the Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(b) would result in an Acquisition Proposal no longer being a Superior Proposal. The REIT shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review and comment on the form and content of any such press release and shall give reasonable consideration to any comments provided by the Purchaser and its outside legal counsel.

(e)	If the REIT provides a Superior Proposal Notice to the Purchaser on a date that is less than ten (10) Business Days before the Meeting, the REIT may, and shall, at the request of the Purchaser, postpone the Meeting to a date that is not more than fifteen (15) Business Days after the scheduled date of the Meeting, but in any event the Meeting shall not be postponed to a date which would prevent the Closing from occurring on or prior to the Outside Date, but in all cases subject to the proviso to Section 2.4(a).

(f)	Without limiting the generality of this Article 5, the REIT shall advise its Subsidiaries and its and their Representatives of the prohibitions set out in this Article 5, and any breach or violation of the provisions set forth in this Article 5 by the REIT, its Subsidiaries or their respective Representatives shall be deemed to be a breach of this Article 5 by the REIT, and the REIT shall be responsible and liable to the Purchaser for such breach or violation.

(g)	Nothing contained in this Article 5 shall prohibit the Board from:

(i)	complying with Section 2.17 of NI 62-104 and similar provisions under Securities Laws relating to the provision of a trustees’ circular in respect of an Acquisition Proposal that it determines is not a Superior Proposal;

(ii)	making any disclosure to the Unitholders, if the Board, acting in good faith and after consultation with its outside legal advisors, shall have first determined the failure to respond would be inconsistent with its fiduciary duties under applicable Law and the Declaration of Trust, as applicable; or

(iii)	calling and/or holding a meeting of Unitholders requisitioned by Unitholders in accordance with the Declaration of Trust or taking any other action with respect to an Acquisition Proposal, in each case to the extent ordered by a Governmental Entity;

provided, however, in either of the cases set forth in clauses (i) and (ii) of this paragraph, that the REIT shall provide the Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of such circular or other disclosure and shall give reasonable consideration to any comments provided by the Purchaser and its outside legal counsel, and provided further that, in each case and notwithstanding that the Board shall be permitted to make such disclosure, the Board shall not be permitted to make a Change in Recommendation.

Article 6
Conditions

6.1	Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(a)	Required Approval. The Required Approval has been obtained at the Meeting in accordance with the Interim Order.

(b)	Interim and Final Order. The Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to either the REIT or the Purchaser, each acting reasonably, on appeal or otherwise.

(c)	Illegality. No Law is in effect that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins the REIT, ArrangementCo or the Purchaser from consummating the Arrangement.

(d)	Articles of Arrangement. The Articles of Arrangement to be sent to the Director under the OBCA in accordance with this Agreement shall be in a form and content satisfactory to the Parties, each acting reasonably.

6.2	Additional Conditions Precedent to the Obligations of the Purchaser

The Purchaser is not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in its sole discretion:

(a)	Representations and Warranties. (i) The representations and warranties of the REIT and ArrangementCo set forth in paragraph 1 [Organization and Qualification], paragraph 3 [Authorization], paragraph 4 [Execution and Binding Obligation], paragraph 7 [Capitalization], paragraph 9 [Subsidiaries], paragraph 17(b) [Absence of Certain Changes or Events] and paragraph 38 [Brokers] of Schedule C shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date); (ii) all other representations and warranties of the REIT and ArrangementCo set forth in this Agreement shall be true and correct in all respects (disregarding for the purposes of this Section 6.2(a)(ii) any materiality or “Material Adverse Effect” qualification contained in any such representation or warranty) as of the date of this Agreement and as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date (disregarding for the purposes of this Section 6.2(a)(ii) any materiality or “Material Adverse Effect” qualification contained in any such representation or warranty)), except in the case of this clause (ii) where the failure to be so true and correct in all respects, individually and in the aggregate, has not had and would not reasonably be expected to have a REIT Material Adverse Effect; and (iii) the REIT has delivered a certificate confirming same to the Purchaser, executed by two (2) authorized Representatives of the REIT (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(b)	Performance of Covenants. The REIT has fulfilled or complied (x) in all material respects with each of the covenants of the REIT contained in this Agreement (other than Section 4.14 [Manager Matters]) and (y) in all respects with the covenants contained in Section 4.14 [Manager Matters], in each case to be fulfilled or complied with by it on or prior to the Effective Time, or which have not been waived by the Purchaser, and has delivered a certificate confirming same to the Purchaser, executed by two (2) authorized Representatives of the REIT (in each case without personal liability) addressed to the Purchaser and dated the Effective Date.

(c)	Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a REIT Material Adverse Effect.

(d)	Dissent Rights. Unitholders shall not have validly exercised Dissent Rights in respect of the Arrangement that have not been validly withdrawn as of the Effective Date with respect to more than 10% of the issued and outstanding Units, and the REIT shall have provided to the Purchaser a certificate of two (2) authorized Representatives of the REIT certifying same on the Effective Date.

(e)	Manager Transaction Agreements and NAEF Purchase Agreement. (i) The Manager Transaction Agreements and the NAEF Purchase Agreement shall be in full force and effect and (ii) Slate North American Essential Real Estate REIT, Inc. shall have irrevocably delivered the Assignment of Purchased Units (as defined in the NAEF Purchase Agreement) to Purchaser in accordance with the NAEF Purchase Agreement substantially concurrent with the Closing.

(f)	ICA Approval. If required, the ICA Approval shall have been obtained.

6.3	Additional Conditions Precedent to the Obligations of the REIT

The REIT is not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions are for the exclusive benefit of the REIT and may only be waived, in whole or in part, by the REIT in its sole discretion:

(a)	Representations and Warranties. (i) The representations and warranties of the Purchaser set forth in paragraph 1 [Organization and Qualification], paragraph 2 [Corporate Authorization], paragraph 3 [Execution and Binding Obligation] and paragraph 4 [Non-Contravention of Constating Documents] of Schedule D shall be true and correct in all respects as of the date of this Agreement and as of the Effective Time as if made at and as of such time; (ii) all other representations and warranties of the Purchaser set forth in this Agreement shall be true and correct in all respects (disregarding for purposes of this Section 6.3(a)(ii) any materiality or “Material Adverse Effect” qualification contained in any such representation or warranty) as of the date of this Agreement and as of the Effective Time as if made at and as of such time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date (disregarding for the purposes of this Section 6.3(a)(ii) any materiality or “Material Adverse Effect” qualification contained in any such representation or warranty)), except in the case of this clause (ii) where the failure to be so true and correct in all respects, individually and in the aggregate, has not had and would not reasonably be expected to have a Purchaser Material Adverse Effect; and (iii) the Purchaser has delivered a certificate confirming same to the REIT, executed by two (2) authorized Representatives of the Purchaser (in each case without personal liability) addressed to the REIT and dated the Effective Date.

(b)	Performance of Covenants. The Purchaser has fulfilled or complied in all material respects with its covenants contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, or which have not been waived by the REIT, and the Purchaser has delivered a certificate confirming same to the REIT, executed by two (2) authorized Representatives thereof (in each case without personal liability) addressed to the REIT and dated the Effective Date.

(c)	Deposit of Consideration. Subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent contained herein in its favour (other than conditions which, by their terms, are only capable of being satisfied as of the Effective Time), the Purchaser has deposited or caused to be deposited with the Depositary in escrow in accordance with Section 2.10 the funds required to pay the Consideration payable to the Unitholders pursuant to the Plan of Arrangement.

6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between the Purchaser and the Depositary, all funds held in escrow by the Depositary pursuant to Section 2.10 shall be released from escrow when the Certificate of Arrangement is issued, without any further act or formality required on the part of any Person.

Article 7
Term and Termination

7.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and  the termination of this Agreement in accordance with its terms.

7.2	Termination

(a)	This Agreement may be terminated prior to the Effective Time by:

(i)	the mutual written agreement of the Parties; or

(ii)	either the REIT or the Purchaser, if:

(A)	Arrangement Resolution Not Approved. The Required Approval is not obtained at the Meeting or at any adjournment or postponement thereof in accordance with the Interim Order, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(a)(ii)(A) [Arrangement Resolution Not Approved] if the failure to obtain the Required Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(B)	Illegality. After the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins the REIT, ArrangementCo or the Purchaser from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided that the enactment, making, enforcement or amendment of such Law was not primarily due to a result of a breach by, such Party of any of its representations or warranties, or the failure of such Party to perform any of its covenants or agreements, under this Agreement; or

(C)	Occurrence of Outside Date. The Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(a)(ii)(C) [Occurrence of Outside Date] if the failure of the Effective Time to so occur has been primarily caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement; or

(iii)	the REIT if:

(A)	Purchaser Breach of Representation or Warranty or Failure to Perform Covenant. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Purchaser under this Agreement occurs that would cause any condition in Section 6.3(a) [Purchaser Representations and Warranties Condition] or Section 6.3(b) [Purchaser Covenants Condition] not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.7, provided that the REIT is not then in breach of this Agreement so as to cause any condition in Section 6.1 [Mutual Conditions Precedent] or Section 6.2 [Additional Conditions Precedent to the Obligations of the Purchaser] not to be satisfied; or

(B)	Superior Proposal. Prior to obtaining the Required Approval, the Board authorizes the REIT to enter into a definitive written agreement (other than an Acceptable Confidentiality Agreement permitted by and in accordance with Section 5.3) with respect to a Superior Proposal in accordance with Section 5.4 of this Agreement and that prior to or concurrently with such termination the REIT pays the REIT Termination Fee in accordance with Section 8.2 in consideration for the disposition of the Purchaser’s rights under this Agreement; or

(C)	Failure to Fund. (i) All of the conditions in Section 6.1 [Mutual Conditions Precedent] and Section 6.2 [Additional Conditions Precedent to the Obligations of the Purchaser] are and continue to have been satisfied or waived by the applicable Party or Parties at the time the Effective Time is required to have occurred pursuant to Section 2.9(c) (excluding conditions that, by their terms, cannot be satisfied until the Effective Time, but each of which at such time is capable of being satisfied as if such time were the Closing); (ii) on or after the date the Closing should have occurred pursuant to Section 2.9(c) the REIT has irrevocably confirmed to the Purchaser in writing that (X) it is ready, willing and able to consummate the Arrangement (which confirmation may be included in the notice contemplated by Section 8.8(b)(ii)(4)) and (Y) all conditions set forth in Section 6.3 [Additional Conditions Precedent to the Obligations of the REIT] are satisfied (excluding conditions that, by their terms, cannot be satisfied until the Effective Time, but each of which at such time is capable of being satisfied as if such time were the Closing) or that it is willing to waive any unsatisfied conditions set forth in Section 6.3 [Additional Conditions Precedent to the Obligations of the REIT]; (iii) the Purchaser fails to provide, or cause to be provided, the Depositary with sufficient funds to complete the transactions contemplated by this Agreement as required pursuant to Section 2.10 and to complete the Closing by the date that is five (5) Business Days after the delivery of such confirmation; and (iv) the REIT stood ready, willing and able to consummate the Closing during such five (5) Business Day period; provided, however, that the REIT shall not be entitled to terminate pursuant to this clause if the failure to so close was primarily due to the failure of the REIT to perform any of its covenants or agreements under this Agreement; or

(iv)	the Purchaser if:

(A)	REIT Breach of Representation or Warranty or Failure to Perform Covenant. A breach of any representation or warranty or failure to perform any covenant or agreement on the part of the REIT under this Agreement occurs that would cause any condition in Section 6.2(a) [REIT Representations and Warranties Condition] or Section 6.2(b) [Performance of Covenants] not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.7, provided that the Purchaser is not then in breach of this Agreement so as to cause any condition in Sections 6.1 [Mutual Conditions Precedent] or 6.3 [Additional Conditions Precedent to the Obligations of the REIT] not to be satisfied; or

(B)	Change in Recommendation. At any time prior to the obtaining of the Required Approval, if (i) the Board or the Special Committee fails to unanimously recommend or withdraws, amends, modifies or qualifies, or publicly proposes or states an intention to withdraw, amend, modify or qualify the Board Recommendation or include the Board Recommendation in the Circular, (ii) the Board or the Special Committee accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend, an Acquisition Proposal, or causes or permits the REIT or any of its Subsidiaries to enter into, any definitive agreement with respect to an Acquisition Proposal, or takes no position or remains neutral with respect to a publicly announced Acquisition Proposal for more than five (5) Business Days (or beyond the third Business Day prior to the date of the Meeting, if sooner) or (iii) the Board or the Special Committee fails to publicly recommend or reaffirm by press release the Board Recommendation within five (5) Business Days after having been requested in writing by the Purchaser to do so (or in the event that the Meeting is scheduled to occur within such five (5) Business Day period, prior to the third Business Day prior to the date of the Meeting) (in each of the cases set forth in clause (i), (ii) or (iii), a “Change in Recommendation”); or

(C)	Material Adverse Effect. Since the date of this Agreement, there has occurred a REIT Material Adverse Effect; or

(D)	Material Breach of Non-Solicitation. The REIT breaches Article 5 in any material respect; or

(E)	Termination of Manager Transaction Agreements or NAEF Purchase Agreement. After the date of this Agreement, any of the Manager Transaction Agreements or the NAEF Purchase Agreement has been validly terminated in accordance with the terms and conditions therein.

(b)	Subject to Section 4.7(c), if applicable, the Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(a)(i)) shall give written notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

7.3	Effect of Termination/Survival

If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder (or equivalent), equityholder, trustee, director, officer, employee, agent, consultant or Representative of such Party) to any other Party to this Agreement relating to, based on or arising under or out of this Agreement, the transactions contemplated hereby or the subject matter hereof (including the negotiation and performance of this Agreement), except that, (a) in the event of termination under Section 7.1(a) as a result of the occurrence of the Effective Time, Section 4.8 shall survive for a period of six (6) years following such termination and (b) in the event of termination under Section 7.2, this Section 7.3, Section 4.6(d) and Section 8.2 through to and including Section 8.18, the Guaranteed Obligations and the Non-Disclosure Agreement, shall survive in accordance with their terms, and provided further, subject to Sections 8.3(c) and 8.3(d), that no Party shall be relieved of any liability for fraud or any Wilful Breach by it of this Agreement (the “Damages Obligations”).

Article 8
General Provisions

8.1	Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Unitholders and any such amendment may, subject to the Interim Order and the Final Order and applicable Laws, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)	modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties;

(d)	waive compliance with or modify any mutual conditions contained in this Agreement; and/or

(e)	the Plan of Arrangement may be amended in accordance with its terms.

8.2	Termination Fees and Remedies

(a)	If this Agreement is terminated by (i) the REIT pursuant to Section 7.2(a)(iii)(B) [Superior Proposal] or (ii) by the Purchaser pursuant to Section 7.2(a)(iv)(B) [Change in Recommendation] or Section 7.2(a)(iv)(D) [Material Breach of Non-Solicitation] (due to a Wilful Breach), then the REIT shall pay the REIT Termination Fee (A) in the case of termination pursuant to the foregoing clause (i), concurrent with the REIT’s entry into a definitive written agreement with respect to such Superior Proposal and (B) in the case of the foregoing clause (ii), as promptly as possible (but in any event within three (3) Business Days) following such termination.

(b)	If (i) this Agreement is terminated (A) (x) by the REIT or the Purchaser pursuant to Section 7.2(a)(ii)(C) [Outside Date] or Section 7.2(a)(ii)(A) [Arrangement Resolution Not Approved] or (y) by the Purchaser pursuant to Section 7.2(a)(iv)(A) [REIT Breach of Representation or Warranty or Failure to Perform Covenant], and prior to the date of the termination contemplated in (x) or (y), an Acquisition Proposal is made, publicly announced or otherwise publicly disclosed by any Person (other than the Purchaser or any of its affiliates), otherwise communicated to the REIT or its Representatives or any Person (other than the Purchaser or any of its affiliates) shall have publicly announced (whether or not conditionally) an intention to do so; or (B) by the Purchaser pursuant to Section 7.2(a)(iv)(D) [Material Breach of Non-Solicitation], and (ii) concurrently with or within twelve (12) months of the date of such termination, the REIT or one or more of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a definitive agreement with respect to, or otherwise consummates or effects, any Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above), then the REIT shall pay the Purchaser the REIT Termination Fee, less the amount of the Purchaser Reimbursement Payment previously paid (if any), as promptly as possible (but in any event within three (3) Business Days) following the earlier of such entry into a definitive agreement or consummation of the Acquisition Proposal, as applicable. For purposes of this clause (b), each reference to “20% or more” in the definition of Acquisition Proposal shall be deemed to be references to “more than 50%”.

(c)	If this Agreement is terminated by the REIT pursuant to Section 7.2(a)(ii)(A) [Arrangement Resolution Not Approved] and at time of such termination, the Purchaser had the right to terminate this Agreement pursuant to Section 7.2(a)(iv)(B) [Change in Recommendation] or Section 7.2(a)(iv)(D) [Material Breach of Non-Solicitation] (due to a Wilful Breach), then the REIT shall pay the REIT Termination Fee to the Purchaser as promptly as possible (but in any event within three (3) Business Days) following such termination.

(d)	If this Agreement is terminated by the REIT pursuant to Section 7.2(a)(iii)(A) [Purchaser Breach of Representation or Warranty or Failure to Perform Covenant] or Section 7.2(a)(iii)(C) [Purchaser Failure to Fund], then the Purchaser shall pay the Purchaser Termination Fee to the REIT as promptly as possible (but in any event within three (3) Business Days) following such termination. The Purchaser’s obligation to pay the Purchaser Termination Fee pursuant to this Section 8.2(d) shall survive the termination of this Agreement.

(e)	In addition to the rights of the Purchaser under Section 8.2(b), if this Agreement is terminated by the Purchaser pursuant to Section 7.2(a)(iv)(A) [REIT Breach of Representation or Warranty or Failure to Perform Covenant], the REIT shall reimburse the Purchaser for all documented, out-of-pocket costs and expenses incurred by the Purchaser and its affiliates in connection with or related to the preparation, negotiation, execution and performance of all other matters related to the Arrangement and the other transactions contemplated by this Agreement in an aggregate amount of up to $10 million (the “Purchaser Reimbursement Payment”) by wire transfer in immediately available funds to an account designated by the Purchaser no later than two (2) Business Days after the date of such termination; provided that in no event shall the REIT be required to pay pursuant to Section 8.2(b), on the one hand, and this Section 8.2(e), on the other hand, in the aggregate, an amount in excess of the REIT Termination Fee.

(f)	As used in this Agreement:

(i)	“Purchaser Termination Fee” shall mean $62,856,450.

(ii)	“REIT Termination Fee” shall mean $31,428,225.

8.3	Acknowledgement

(a)	The Purchaser acknowledges that (i) the agreements contained in Section 8.2 are an integral part of the transactions contemplated by this Agreement, (ii) without these agreements the Parties would not enter into this Agreement, (iii) the damages, including opportunity costs, reputational damages and out-of-pocket expenditures, are uncertain and difficult to ascertain as of the date of this Agreement, and (iv) the REIT Termination Fee set out in Section 8.2 represents liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, reputational damages and out-of-pocket expenditures, which the Purchaser will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties. The REIT irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. In addition, if the REIT fails to pay in a timely manner the REIT Termination Fee or Purchaser Reimbursement Payment in accordance with the express terms of this Agreement, then (i) the REIT shall reimburse the Purchaser for all reasonable out-of-pocket costs and expenses (including disbursements and fees of outside legal counsel) incurred in the collection of the REIT Termination Fee or Purchaser Reimbursement Payment, as applicable, including in connection with any related Proceedings commenced and (ii) the REIT shall pay to Purchaser interest on the REIT Termination Fee and/or Purchaser Reimbursement Payment from and including the date payment of such fee was due to but excluding the date of actual payment at the prime rate of 2% in effect on the date such fee was required to be made (clause (i) and (ii), together, the “Purchaser Enforcement Costs”). The Purchaser Enforcement Costs contained in this Section 8.3(a) shall survive the termination of this Agreement.

(b)	The REIT acknowledges that (i) the agreements contained in Section 8.2 are an integral part of the transactions contemplated by this Agreement, (ii) without these agreements the Parties would not enter into this Agreement, (iii) the damages, including opportunity costs, reputational damages and out-of-pocket expenditures, are uncertain and difficult to ascertain as of the date of this Agreement, and (iv) Purchaser Termination Fee set out in Section 8.2 represents liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, reputational damages and out-of-pocket expenditures, which the REIT will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties. The Purchaser irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. In addition, if Purchaser fails to pay in a timely manner the Purchaser Termination Fee in accordance with the express terms of this Agreement, then (i) the Purchaser shall reimburse the other Parties for all reasonable out-of-pocket costs and expenses (including disbursements and fees of outside legal counsel) incurred in the collection of the Purchaser Termination Fee, as applicable, including in connection with any related Proceedings commenced and (ii) the Purchaser shall pay to the REIT interest on the Purchaser Termination Fee from and including the date payment of such fee was due to but excluding the date of actual payment at the prime rate of 2% in effect on the date such fee was required to be made (clause (i) and (ii), together, the “REIT Enforcement Costs”).

(c)	Subject to the Guaranteed Obligations payable pursuant to the express terms of this Agreement, and the REIT’s rights under the Non-Disclosure Agreement, in the event the REIT Termination Fee or Purchaser Termination Fee, as applicable, is paid by the applicable Party in accordance with this Agreement, such payment of the termination fee (including, for the avoidance of doubt, the REIT’s right to enforce the REIT Limited Guarantees in connection with such payment) shall be the sole and exclusive remedy of the other Parties against the Party that paid such termination fee and any of its affiliates and any of their respective Related Parties for any loss suffered as a result of the failure of the Arrangement or the transactions contemplated hereby to be consummated or for a breach or failure to perform any obligations (including in the case of Wilful Breach) required to be performed under this Agreement or otherwise relating to or arising out of this Agreement or the Arrangement and none of the Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Arrangement, and the other Parties shall not be entitled to obtain any recovery, judgment or damages of any kind, including consequential, indirect or punitive damages, against any Related Parties in connection with this Agreement or the transactions contemplated by this Agreement. For the avoidance of doubt, termination of this Agreement and payment of the Purchaser Termination Fee shall not relieve the Purchaser of the Guaranteed Obligations payable pursuant to the express terms of this Agreement or the REIT’s right to enforce the REIT Limited Guarantees, subject to the Purchaser Liability Cap.

(d)	Notwithstanding anything to the contrary in this Agreement, (x) under no circumstances shall (A) the maximum aggregate liability of the Purchaser or the Related Parties of the Purchaser for monetary damages or other monetary remedies (including for any Wilful Breach and payment of the Purchaser Termination Fee or any other losses or other amounts payable pursuant to this Agreement, and including the Reorganization Obligations, the Assumption Obligations, the Financing Obligations and the REIT Enforcement Costs), whether at law or in equity, in contract, tort or otherwise, in connection with this Agreement, the agreements contemplated hereby or the transactions contemplated hereby or thereby (excluding any liability of the Purchaser under the NAEF Purchase Agreement, which is governed by Section 9(g) thereof, which shall not be subject to the Purchaser Liability Cap), exceed the amount set forth on Schedule 8.3(d) of the Disclosure Letter (the “Purchaser Liability Cap”) and (y) in no event shall the REIT or any of its affiliates, or any of their respective Representatives, seek, be entitled to, or in any event receive, monetary damages or other monetary remedies (including for Wilful Breach, and including the Reorganization Obligations, the Assumption Obligations, the Financing Obligations and the REIT Enforcement Costs) in excess of an amount equal to the Purchaser Liability Cap (excluding any liability of the Purchaser under the NAEF Purchase Agreement, which is governed by Section 9(g) thereof, which shall not be subject to the Purchaser Liability Cap) against the Purchaser or Related Parties of the Purchaser, whether at law or in equity, in contract, tort or otherwise. The Parties acknowledge and hereby agree that in no event shall (A) the Purchaser be required to pay the Purchaser Termination Fee on more than one occasion, (B) the REIT be required to pay the REIT Termination Fee on more than one occasion, or (C) the REIT be permitted or entitled to receive both a grant of specific performance as contemplated by Section 8.8 and the Purchaser Termination Fee or any monetary damages or other monetary remedies. No Related Parties of the REIT shall seek or obtain, nor shall the REIT or any Related Party of the REIT permit any of its Representatives or any other Person acting on its or their behalf to seek or obtain, any monetary recovery or award or any monetary damages of any kind, in the aggregate, in excess of the amount of the Purchaser Liability Cap (excluding any liability of the Purchaser under the NAEF Purchase Agreement, which is governed by Section 9(g) thereof, which shall not be subject to the Purchaser Liability Cap), against the Purchaser or the Related Parties of the Purchaser. The Related Parties of the Purchaser and the REIT are intended third-party beneficiaries of this Section 8.3.

8.4	Expenses

Except as otherwise provided in this Agreement or the REIT Limited Guarantees, all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement, including all costs, expenses and fees of the REIT incurred prior to or after the Effective Date in connection with, or incidental to, the Plan of Arrangement, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated.

8.5	Notices

Any notice, direction or other communication given pursuant to this Agreement (each a “Notice”) must be in writing, sent by hand delivery, courier or email (provided confirmation of receipt is acknowledged by return email from the recipient) and is deemed to be given and received, if sent by hand delivery, same day courier or email, on the date of delivery if it is a Business Day and the delivery was made prior to 5:00 p.m. (local time in the place of receipt) and otherwise on the next Business Day, in each case to the Parties at the following addresses (or such other address for a Party as specified by like Notice):

(a)	to the REIT and ArrangementCo at:

c/o Slate Grocery REIT

121 King St. West

Suite 1600

Toronto, Ontario, M5H 3T9

Attention:	Marc Rouleau
Email:	marc.p.rouleau@gmail.com

with a copy (which shall not constitute notice) to:

Fasken Martineau DuMoulin LLP

Bay Adelaide Center

333 Bay Street, Suite 2400

Toronto, Ontario, M5H 2T6

Attention:	Gesta Abols and Marie-Josée Neveu
Email:	gabols@fasken.com and mneveu@fasken.com

and to:

Sidley Austin LLP

787 Seventh Avenue

New York, New York 10019

Attention:	David A. Grubman and Adam Cromie
Email:	david.grubman@sidley.com and adam.cromie@sidley.com

(b)	to the Purchaser at:

c/o Brixmor Property Group Inc.

100 Park Avenue

New York, NY 10017

Attention:	Brian Finnegan
Email:	Brian.Finnegan@brixmor.com

c/o Everview Partners, L.P.

600 Fifth Avenue, 20th Floor

New York, NY 10020

Attention:	William Rahm
Email:	wrahm@everviewcap.com

with a copy (which shall not constitute notice) to:

Hogan Lovells Cadwalader US LLP
555 13th Street NW
Washington, DC 20024

Attention:	Michael McTiernan and Stacey McEvoy
Email:	michael.mctiernan@hlc.com and stacey.mcevoy@hlc.com

and to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017

Attention:	Sasan Mehrara, Anthony Vernace and Matthew Rogers
Email:	smehrara@stblaw.com, avernace@stblaw.com and mrogers@stblaw.com and to:

Davies Ward Phillips & Vineberg LLP
1501 McGill College Avenue, 27th floor
Montreal, Québec, H3A 3N9

Attention:	Franziska Ruf and Olivier Désilets
Email:	fruf@dwpv.com and odesilets@dwpv.com

Rejection or other refusal to accept, inability to deliver because of changed address of which no Notice was given, shall be deemed to be receipt of the Notice as of the date of such rejection, refusal or inability to deliver. Sending a copy of a Notice to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the Notice to that Party. The failure to send a copy of a Notice to legal counsel does not invalidate delivery of that Notice to a Party.

8.6	Time of the Essence

Time is of the essence in this Agreement.

8.7	Further Assurances

Subject to the provisions of this Agreement, the Parties will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other Parties may, either before or after the Effective Date, reasonably request to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement and, in the event the Arrangement becomes effective, to document or evidence any of the transactions or events set out in the Plan of Arrangement.

8.8	Specific Performance

(a)	The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to injunctive relief, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement without any requirement for proof of damages or for the securing or posting of any bond in connection with the obtaining of any such relief. The rights set forth in this Section 8.8, including rights of specific performance and enforcement, are in addition to any other remedy to which the Parties may be entitled at Law or in equity, subject to Section 8.3(d). None of the Parties shall object to the granting of injunctive relief, specific performance or other equitable relief on the basis that there exists an adequate remedy at law.

(b)	Notwithstanding anything herein, in the Equity Commitment Letters or in the NAEF Purchase Agreement to the contrary: the REIT shall be entitled to the granting of a decree or order of specific performance or other injunctive or equitable relief (A) to directly enforce the Purchaser’s right to cause the Guarantors to fund or cause the funding of the Equity Financings under the Equity Commitment Letters, and (B) of Purchaser’s obligations to consummate the Arrangement and the other transactions contemplated hereby and the transactions contemplated by the NAEF Purchase Agreement, in each case without the direction or consent of the Guarantors, the Purchaser, the NAEF Seller or any other Person, if and only in the event each of the following conditions has been satisfied: (1) all of the conditions set forth in Section 6.1 and Section 6.2 have been and continue to be satisfied or waived at the time the Effective Time is required to have occurred pursuant to Section 2.9(c) (excluding conditions that, by their terms, cannot be satisfied until the Effective Time, but each of which at such time is capable of being satisfied as if such time were the Closing); (2) the Debt Financing or Alternative Financing obtained in accordance with Section 4.10(e), or, in each case, the portion thereof that is to be funded at the Closing in accordance with the Debt Commitment Letters or any Alternative Commitment Letter, as applicable, has been funded or will be funded at the Closing if the Equity Financings are funded at the Closing; (3) the Purchaser fails to complete the Closing at the time the Closing should have occurred pursuant to Section 2.9(c); (4) on or within two (2) Business Days after the date the Closing should have occurred pursuant to Section 2.9(c), the REIT has irrevocably confirmed in a written notice to the Purchaser that it is ready, willing and able to consummate the Closing, and that if specific performance is granted and the Equity Financings and the Debt Financing (including any Alternative Financing obtained in accordance with Section 4.10(e)) are funded, then the REIT will take such actions as required by this Agreement to effectuate the Closing (and the REIT has not revoked, withdrawn, modified or conditioned such confirmation).

(c)	Notwithstanding the foregoing, for the avoidance of doubt, while the REIT may pursue both a grant of a decree or order of specific performance or other injunctive or equitable relief as and only to the extent expressly permitted by Section 8.8(b) and the payment of the Purchaser Termination Fee plus any REIT Enforcement Costs (only to the extent expressly permitted by Section 8.3(b)), under no circumstances shall the REIT be permitted or entitled to receive both (A) any grant of a decree or order of specific performance or other injunctive or equitable relief obtained under Section 8.8(b), on the one hand, and (B) payment of the Purchaser Termination Fee plus any REIT Enforcement Costs, or any other monetary damages or monetary remedies, on the other hand.

(d)	Each Party hereby agrees not to raise any objections to the availability of the equitable remedies provided for herein and the Parties further agree that (i) by seeking the remedies provided for in this Section 8.8, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a Party under this Agreement (including monetary damages), and (ii) nothing set forth in this Section 8.8 shall require any Party hereto to institute any Proceeding for (or limit any Party’s right to institute any Proceeding for) specific performance under this Section 8.8 prior or as a condition to exercising any termination right under this Agreement (and/or receipt of any amounts due in connection with such termination), nor shall the commencement of any Proceeding pursuant to this Section 8.8 or anything set forth in this Section 8.8 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms hereof, or pursue any other remedies under this Agreement that may be available then or thereafter.

(e)	Recourse against each Guarantor under the applicable Limited Guarantee shall be the sole and exclusive remedy of the REIT and its affiliates against each such Guarantor and any other Purchaser Related Party (other than against the Purchaser to the extent provided in this Agreement and against Brixmor Property Group Inc. to the extent provided in the Non-Disclosure Agreement) in connection with this Agreement or the transactions contemplated hereby or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or in equity, in contract, in tort or otherwise.

8.9	Third Party Beneficiaries

(a)	Except as provided in Sections 4.6(d), 4.8, 8.3(c), 8.16 and 8.18 of this Agreement, which, without limiting their terms, are all intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 8.9 as the “Third Party Beneficiaries”) and except for the rights of the Affected Securityholders to receive the Consideration following the Effective Time pursuant to the Arrangement, the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

(b)	Despite the foregoing, the Purchaser acknowledges to each of the Third Party Beneficiaries their direct rights against it under Section 4.8 of this Agreement, which are intended for the benefit of, and shall be enforceable by, each Third Party Beneficiary, his or her heirs and his or her legal representatives, and for such purpose, the REIT confirms that it is acting as trustee on their behalf, and agrees to enforce such provision on their behalf. The Parties reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Third Party Beneficiary.

8.10	Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

8.11	Entire Agreement

This Agreement, together with the Non-Disclosure Agreement, the Disclosure Letter, the Limited Guarantees, the Equity Commitment Letters, the Debt Commitment Letters and the NAEF Purchase Agreement, constitutes the entire agreement between the REIT and ArrangementCo, on the one hand, and the Purchaser, on the other hand, with respect to the transactions contemplated by this Agreement and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the REIT and ArrangementCo, on the one hand, and the Purchaser, on the other hand. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the REIT and ArrangementCo, on the one hand, and the Purchaser, on the other hand, in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The REIT and ArrangementCo, on the one hand, and the Purchaser, on the other hand, have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

8.12	Successors and Assigns

(a)	This Agreement becomes effective only when executed by all Parties. After that time, it will be binding upon and enure to the benefit of each of the Parties and their respective successors and permitted assigns.

(b)	Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Parties, except that the Purchaser may assign all or any portion of its rights and obligations under this Agreement without such consent to any of its controlled affiliates, including to permit such assignee to acquire, instead of the Purchaser, all or part of the Units to be acquired pursuant to the terms of this Agreement, the whole as provided for under the Plan of Arrangement, provided, however, that no such assignment shall relieve the Purchaser of its obligations hereunder or under the Equity Commitment Letters, the NAEF Purchase Agreement or the Manager Transaction Agreements. Any assignment in breach of this Section 8.12 will be null and void ab initio.

8.13	Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

8.14	Governing Law and Process Agent

(a)	This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(b)	Each Party irrevocably attorns and submits to the exclusive jurisdiction of the Ontario courts situated in the City of Toronto and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

8.15	Rules of Construction

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

8.16	No Liability

(a)	Notwithstanding anything that may be expressed or implied in this Agreement, by its acceptance of the benefits of this Agreement, each Party covenants, agrees and acknowledges that (i) other than the Parties, no Person has any liability, obligation or commitment of any nature (whether known or unknown, whether due or to become due, absolute, contingent or otherwise) hereunder and (ii) except, in the case of the REIT and ArrangementCo, for the Retained Claims (as defined in the REIT Limited Guarantees), and, in the case of the Purchaser, claims against the REIT or ArrangementCo pursuant to and in accordance with the Arrangement Agreement and the REIT Limited Guarantees or claims against the Guarantors pursuant to and in accordance with the Equity Commitment Letters, as applicable, (A) no Person has a right of recovery under this Agreement, or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, this Agreement against, and (B) no personal liability whatsoever shall attach to, be imposed upon or otherwise be incurred by, the Related Parties of any Party, in each case whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Law, or otherwise. Each Party’s Related Parties are intended third-party beneficiaries of the provisions of this Section 8.16(a), which are expressly provided for their benefit.

(b)	No trustee or officer of the REIT and no director or officer of ArrangementCo shall have any personal liability whatsoever to the Purchaser under this Agreement or any other document delivered on behalf of the REIT or ArrangementCo, as applicable, under this Agreement. No director or officer of the Purchaser shall have any personal liability whatsoever to the REIT under this Agreement or any other document delivered on behalf of the Purchaser under this Agreement.

(c)	The REIT, ArrangementCo and each of their respective Subsidiaries and affiliates hereby (x) agree that none of the Debt Financing Sources will have any liability to the REIT, ArrangementCo or any of their respective security holders or any of their respective controlled affiliates (in each case, other than the Purchaser and its Subsidiaries and affiliates, after the Effective Date, including the REIT, Arrangement Co and their Subsidiaries) of any kind relating to or arising out of this Agreement, the Debt Financing or any of the transactions contemplated hereby or thereby, whether at Law or in equity, whether in contract or in tort or otherwise and (y) agree that none of them shall be entitled to seek the remedy of specific performance of this Agreement against any Debt Financing Source; provided that nothing in this Section 8.16(c) shall limit any liability or obligations of any Debt Financing Source under any Debt Commitment Letter or any definitive debt financing agreements entered into in connection with the Debt Financing.

8.17	Counterparts

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

8.18	Lender Related Parties

Notwithstanding anything to the contrary contained in this Agreement, each of the parties hereto: (a) agrees that it will not bring or support any person, or permit any of its affiliates to bring or support any person, in any action, suit, proceeding, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in Law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources, their affiliates and their respective former, current and future directors, officers, managers, members, shareholders, equity holders, partners, employees, agents, Representatives, successors and permitted assigns (the “Lender Related Parties”) in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including, but not limited to, any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the financings contemplated thereby, in any forum other than the federal and New York State courts located in the Borough of Manhattan within the City of New York; (b) agrees that, except as specifically set forth in the Debt Commitment Letters, all claims or causes of action (whether at Law, in equity, in contract, in tort or otherwise) against any of the Lender Related Parties in any way relating to the Debt Financing or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York and (c) HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION (WHETHER AT LAW OR IN EQUITY, IN CONTRACT, IN TORT OR OTHERWISE) DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING IN ANY WAY TO THE DEBT FINANCING OR THE PERFORMANCE THEREOF OR THE FINANCINGS CONTEMPLATED THEREBY. Notwithstanding anything to the contrary contained in this Agreement, the Lender Related Parties are intended third-party beneficiaries of Section 8.9, Section 8.10, Section 8.11, Section 8.16 and this Section 8.18, and shall be entitled to the protections of such provisions to the same extent as if the Debt Financing Sources were parties to this Agreement. Notwithstanding anything to the contrary in Section 8.9, Section 8.10, Section 8.11, Section 8.16 or this Section 8.18 may be amended, modified or supplemented, or any of its provisions waived, in a manner that is adverse in any respect to any Lender Related Parties without the written consent of the Debt Financing Sources then party to the Debt Commitment Letters, which consent may be granted or withheld in the sole discretion of such Debt Financing Sources. Nothing contained herein shall limit the rights that the Purchaser (or any of its Subsidiaries or affiliates, after the Effective Date, including the REIT, ArrangementCo and their Subsidiaries) may assert against any Debt Financing Source pursuant to the terms and conditions of any Debt Commitment Letter or any definitive debt financing agreement entered into in connection with the Debt Financing.

[Remainder of page intentionally left blank. Signature pages follow.]

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

EP/BRX HOLDINGS LLC

By:	/s/ Brian Finnegan
Name: Brian Finnegan
Title: Authorized Officer

By:	/s/ William Rahm
Name: William Rahm
Title: Authorized Officer

[Signature Page – Arrangement Agreement]

SLATE GROCERY REIT

By:	/s/ Marc Rouleau
Name: Marc Rouleau
Title: Chair of the Special Committee

By:	/s/ Andrea Stephen
Name: Andrea Stephen
Title: Chair of the Board of Trustees

1001700324 ONTARIO INC.

By:	/s/ Marc Rouleau
Name: Marc Rouleau
Title: Director

By:	/s/ Andrea Stephen
Name: Andrea Stephen
Title: Director

[Signature Page – Arrangement Agreement]

SCHEDULE A

Plan of Arrangement

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SCHEDULE B

Arrangement Resolution

B-1

SCHEDULE C

REIT and ArrangementCo Representations and Warranties

1.	Organization and Qualification. The REIT is a trust validly existing under the laws of the Province of Ontario and ArrangementCo is a corporation duly incorporated, validly existing and in good standing under the laws of the Province of Ontario, and each of the REIT and ArrangementCo has all requisite power, authority and capacity to enter into this Agreement and all other agreements contemplated by this Agreement and to own, lease and operate its assets and properties and conduct its business as now owned and conducted. The REIT is duly registered or otherwise authorized to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, whether owned, leased, licensed or otherwise held, or the nature of its activities make such qualification, licensing or registration or other authorization necessary, and has all Authorizations required to own, lease and operate its properties and assets and to conduct its business as now owned and conducted, except to the extent that any failure of the REIT to be so qualified, licenced or registered or to possess such Authorizations would not, individually or in the aggregate, reasonably be expected to have a REIT Material Adverse Effect. The REIT has made available to Purchaser complete and correct copies of all of its Constating Documents, and all of the material Constating Documents of its Subsidiaries, including any amendments or modifications thereto. Neither the REIT nor any of its Subsidiaries is in material violation of its Constating Documents.

2.	Organization and Qualification of the Subsidiaries. Each Subsidiary of the REIT is a corporation, partnership, cooperative, foundation or limited liability company or similar entity, duly incorporated, formed or created and validly existing and, in respect of each such entity, is validly subsisting under the laws of its jurisdiction of formation, and each such Subsidiary has all requisite power, authority and capacity to own, lease and operate its assets and properties and conduct its business as now owned and conducted. Each Subsidiary of the REIT is duly registered or otherwise authorized to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, whether owned, leased, licensed or otherwise held, or the nature of its activities make such qualification, licensing or registration or other authorization necessary, and has all Authorizations required to own, lease and operate its properties and assets and to conduct its business as now owned and conducted, except as to the extent that any failure of each such Subsidiary to be so qualified, licenced or registered or to possess such Authorizations would not, individually or in the aggregate, reasonably be expected to have a REIT Material Adverse Effect or prevent, materially delay or materially impede the performance by the REIT of its obligations under this Agreement or any of the transactions contemplated hereby.

3.	Authorization. Each of the REIT and ArrangementCo has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by each of the REIT and ArrangementCo of its obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of each of the REIT and ArrangementCo and no other corporate proceedings on the part of each of the REIT and ArrangementCo are necessary to authorize this Agreement or the consummation of the Arrangement and the other transactions contemplated hereby other than (a) approval by the Board of the Circular, (b) approval by the Unitholders in the manner required by the Interim Order and Law and (c) approval by the Court.

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4.	Execution and Binding Obligation. This Agreement has been duly executed and delivered by each of the REIT and ArrangementCo, and constitutes a legal, valid and binding agreement of each of them enforceable against each of them in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

5.	Governmental Authorization. The execution, delivery and performance by each of the REIT and ArrangementCo of their respective obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the REIT, ArrangementCo or any of the REIT’s Subsidiaries other than (a) the Interim Order and any approvals required by the Interim Order; (b) the Final Order; (c) filings with the Director under the OBCA; (d) actions or filings with the Securities Authorities or the TSX; (e) the ICA Approval, if required; and (f) any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Entity which, if not taken or made, would not, individually or in the aggregate, have a REIT Material Adverse Effect or prevent, materially delay or materially impede the performance by the REIT of its obligations under this Agreement or any of the transactions contemplated hereby.

6.	Non-Contravention. The execution, delivery and performance by each of the REIT and ArrangementCo of their respective obligations under this Agreement and the consummation of the Arrangement and the other transactions contemplated hereby (other than, for the avoidance of doubt, any Debt Financing, Pre-Acquisition Reorganization or assumption by Purchaser of any Assumed Indebtedness) do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition): (a) contravene, conflict with, or result in any violation or breach of the Constating Documents of the REIT, ArrangementCo or any of their Subsidiaries; (b) assuming compliance with the matters referred to in paragraph 5 above, contravene, conflict with or result in a violation or breach of any Law applicable to the REIT or any of its Subsidiaries, or any of their respective properties or assets; (c) except as disclosed in Schedule 3.1(6)(c) of the Disclosure Letter, allow any Person to exercise any rights, require any consent or notice under or other action by any Person, or constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the REIT or any of its Subsidiaries is entitled (including by triggering any rights of first refusal or first offer, change in control provision or other restriction or limitation) under any Material Contract or any Authorization to which the REIT or any of its Subsidiaries is a party or by which the REIT or any of its Subsidiaries is bound; or (d) result in the creation or imposition of any Lien (other than Permitted Liens) upon any of the properties or assets of the REIT or its Subsidiaries; except, in the case of each of (b), (c) and (d), as would not reasonably be expected to have a REIT Material Adverse Effect or prevent, materially delay or materially impede the performance by the REIT of its obligations under this Agreement or any of the transactions contemplated hereby.

7.	Capitalization.

(a)	The authorized capital of the REIT consists of an unlimited number of Class A Units, Class I Units, Class U Units and Special Voting Units. As of the close of business on the Business Days prior to the date of this Agreement, there were 33,205 Class A Units issued and outstanding, 10,454 Class I Units issued and outstanding, 59,218,156 Class U Units issued and outstanding and no Special Voting Unit issued and outstanding.

(b)	Schedule 3.1(7)(b) of the Disclosure Letter sets forth, as of the date hereof, the number of outstanding Officer Deferred Units and of Trustee Deferred Units, all holders thereof and the grant value, as applicable, the date of grant as of June 30, 2026, and the vesting terms and redemption date, as applicable.

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(c)	All outstanding Units have been duly authorized and validly issued, are fully paid and non-assessable (and no such units have been issued in violation of any pre-emptive or similar rights), and all Units issuable upon the exercise of the Officer Deferred Units and the Trustee Deferred Units have been duly authorized and, upon issuance, shall be validly issued as fully paid and non-assessable, and free of pre-emptive or similar rights. No Units have been issued in violation of any Law or any pre-emptive or similar rights.

(d)	Other than the outstanding Officer Deferred Units, Trustee Deferred Units and Class B Units set forth on Schedule 3.1(7)(b) of the Disclosure Letter, there are no issued, outstanding or authorized securities convertible or exchangeable into, or the value of which is measured by reference to, equity securities of the REIT, including any options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation or other rights, or any other agreements, arrangements, instruments or commitments of any kind that obligate the REIT or any of its Subsidiaries to, directly or indirectly, issue or sell any securities of the REIT or of any of its Subsidiaries, or give any Person a right to subscribe for or acquire, any securities of the REIT or of any of its Subsidiaries. There are no contracts or other agreements that require the REIT or any of its Subsidiaries to make any capital contribution or other investment in another Person.

(e)	There are no issued, outstanding or authorized notes, bonds, debentures or other evidences of indebtedness or any other agreements, arrangements, instruments or commitments of any kind that give any Person, directly or indirectly, the right to vote on any matters on which holders of Units, shares or other equity interests of the REIT or any of its Subsidiaries may vote, except as required by Law.

8.	Unitholders and Similar Agreement. Except for the Declaration of Trust and as otherwise disclosed in Schedule 3.1(8) of the Disclosure Letter, neither the REIT nor any of its Subsidiaries is party to or subject to or affected by any unitholder, pooling, voting or other similar arrangement or agreement relating to the ownership or voting of any of the securities of the REIT or any of its Subsidiaries or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in the REIT or in any of its Subsidiaries.

9.	Subsidiaries.

(a)	A true, correct and complete list of all Subsidiaries of the REIT as of the date hereof is set out in Schedule 3.1(9) of the Disclosure Letter including, (i) its name and form of organization; (ii) its jurisdiction of incorporation, organization, formation, or governance; and (iii) the name of, and percentage owned by, registered holders of its issued and outstanding equity securities or other interests.

(b)	Except as disclosed in Schedule 3.1(9) of the Disclosure Letter, the REIT is, directly or indirectly, the registered and beneficial owner of all of the outstanding common shares or other equity interests of each of its Subsidiaries, in each case free and clear of any Liens (other than Permitted Liens). All such shares or other equity interests so owned by the REIT have been duly authorized and validly issued and are fully paid and non-assessable, as the case may be, and no such shares or other equity interests have been issued in violation of any Law or any pre-emptive or similar rights. Except for the shares or other equity interests owned by the REIT in any Subsidiary, the REIT does not own, beneficially or of record, any equity interests of any kind in any other Person. Except for the shares or other equity interests owned by the REIT or by any of its Subsidiaries, directly or indirectly, in any Subsidiary of the REIT, the REIT does not own, beneficially or of record, any equity interests of any kind in any other Person. Except for pledges of securities of Subsidiaries of the REIT to mortgage lenders in the Ordinary Course and as disclosed in Schedule 3.1(9) of the Disclosure Letter, there are no outstanding options, warrants, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right to purchase or acquire, or securities convertible into or exchangeable for, any shares or other equity interests in or material assets or properties of any Subsidiary of the REIT.

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10.	Fairness Opinions. The Special Committee has received the Fairness Opinions and such Fairness Opinions have not been withdrawn or modified. The REIT has been authorized by each of Evercore Group L.L.C. and CIBC World Markets Inc. to include the Fairness Opinions in the Circular.

11.	Special Committee and Board Approval.

(a)	The Special Committee, after consultation with its legal and financial advisors, has unanimously recommended that the Board approve the Arrangement and that the Unitholders vote in favour of the Arrangement Resolution.

(b)	The Board, acting on the unanimous recommendation in favour of the Arrangement by the Special Committee and after consultation with the REIT’s financial advisors and outside legal counsel, has unanimously (with interested trustees abstaining from voting) (i) determined that the Consideration to be received by the Unitholders pursuant to the Arrangement and this Agreement is fair to such holders and that the Arrangement is in the best interests of the REIT and its Unitholders; (ii) resolved to unanimously recommend that the Unitholders vote in favour of the Arrangement Resolution; and (iii) authorized the entering into of this Agreement and the performance by the REIT of its obligations under this Agreement, and no action has been taken to amend, or supersede such determinations, resolutions, or authorizations.

12.	Securities Law Matters.

(a)	The REIT is a “reporting issuer” or equivalent thereof and not on the list of reporting issuers in default under applicable Securities Laws in each of the provinces and territories of Canada and is not in default of any material requirements of any Securities Laws. No delisting, suspension of trading in or cease trading order with respect to any of its securities and, to the knowledge of the REIT, no inquiry or investigation of any Securities Authority, is pending, in effect or ongoing or threatened. The Units are listed and posted for trading on the TSX and trading of the Units is not currently halted or suspended. The REIT does not have any securities listed or posted for trading on any securities exchange other than the TSX. The REIT has not taken any action to cease to be a reporting issuer in any Canadian province or territory nor has the REIT received notification from any Securities Authority seeking to revoke the reporting issuer status of the REIT. None of the REIT’s Subsidiaries are subject to any continuous or periodic, or other disclosure requirements under any Securities Laws in any jurisdiction.

(b)	The documents comprising the Public Filings comply as filed or furnished in all material respects with the requirements of applicable Securities Laws and where applicable, the rules and policies of the TSX and did not, as of the date filed (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such subsequent filing), contain any Misrepresentation. The REIT has, since January 1, 2024, complied and is in compliance with applicable Securities Laws and the rules, policies and requirements of the TSX in all material respects. The REIT has timely filed with the Securities Authorities all material forms, reports, schedules, certifications, statements and other documents required to be filed by it under applicable Securities Laws and where applicable, the rules and policies of the TSX since January 1, 2024. The REIT has not filed any confidential filings (including redacted filings) with the Securities Authorities which at the date hereof remains confidential. There are no outstanding or unresolved material comments in comment letters from any Securities Authority with respect to any Public Filings and, to the knowledge of the REIT, neither the REIT nor any of the Public Filings is the subject to any ongoing audit, review, comment or investigation by any Securities Authority, or in the case of the REIT, the TSX.

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13.	Financial Statements.

(a)	The audited consolidated financial statements of the REIT as at and for the fiscal years ended December 31, 2025 and 2024 (including any notes or schedules thereto, the auditors’ report thereon and related management’s discussion and analysis) and the consolidated interim financial statements as at and for the six month period ended June 30, 2026 (including any notes or schedules thereto and related management’s discussion and analysis), included in the Public Filings (i) were prepared in accordance with IFRS, consistently applied throughout the periods referred to therein (except as expressly set forth in the notes thereto); and (ii) fairly present in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position, results of operations or financial performance and cash flows of the REIT as of their respective dates and the consolidated financial position, results of operations or financial performance and cash flows of the REIT for the respective periods covered by such financial statements (except as may be expressly indicated in the notes to such financial statements) and reflect appropriate and adequate reserves in respect of contingent liabilities of the REIT or its Subsidiaries, in accordance with IFRS, if any; and (iii) there have been no changes in accounting methods, policies or practices of the REIT or its Subsidiaries since December 31, 2024 except in accordance with IFRS.

(b)	The REIT has not corrected, amended or restated any aspect of the financial statements referred to in paragraph (13)(a). The REIT does not intend to correct or restate, nor, to the knowledge of the REIT is there any basis for any such correction or restatement of, any aspect of the financial statements referred to in paragraph (13)(a).

(c)	There are no, nor are there any commitments to become a party to, any off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of the REIT or any of its Subsidiaries with unconsolidated entities or other Persons.

(d)	The financial books, records and accounts of the REIT and each of its Subsidiaries (i) have been maintained, in all material respects, in accordance with IFRS; (ii) are stated in reasonable detail; (iii) accurately and fairly reflect all the material transactions, acquisitions and dispositions of the REIT and its Subsidiaries; and (iv) accurately and fairly reflect the basis of the REIT’s financial statements included in the Public Filings.

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14.	Disclosure Controls and Internal Control over Financial Reporting.

(a)	The REIT has established and maintains a system of disclosure controls and procedures (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) which are designed to provide reasonable assurance that information required to be disclosed by the REIT in its annual filings, interim filings or other reports filed or submitted by it under Securities Laws is recorded, processed, summarized and reported within the time periods specified in Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the REIT in its annual filings, interim filings or other reports filed or submitted under Securities Laws are accumulated and communicated to the REIT’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure and to make the certifications required under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, and disclosed to the REIT’s auditors and the audit committee of the Board.

(b)	The REIT has established and maintains a system of internal control over financial reporting (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) which is designed to provide reasonable assurance regarding the reliability of the REIT’s financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Since January 1, 2025, there has been no change in the REIT’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the REIT’s internal control over financial reporting.

(c)	None of the REIT, the audit committee of the Board, or, to the knowledge of the REIT, the REIT’s auditors, has identified or been made aware of any “material weakness” (as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings) relating to the design, implementation or maintenance of its internal control over financial reporting, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of the REIT. None of the REIT, any of its Subsidiaries, or, to the knowledge of the REIT, any of their respective trustees, directors, officers, auditors, accountants or representatives has received or otherwise obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters, including any complaint, allegation, assertion, or claim that the REIT or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any expression of concern from its employees regarding questionable accounting or auditing practices.

15.	Auditors. The auditors of the REIT are independent public accountants as required by applicable Laws and there is not now, and there has never been, any reportable event (as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations) with the present or any former auditors of the REIT with respect to audits of the REIT and its Subsidiaries.

16.	No Undisclosed Liabilities. There are no material liabilities or other obligations of any nature, whether or not accrued, contingent or otherwise, and whether known or unknown, whether or not required by IFRS to be set forth or disclosed in the liabilities column of a balance sheet prepared in accordance with IFRS, other than liabilities or obligations (a) to the extent disclosed in the audited consolidated financial statements of the REIT as at and for the fiscal years ended December 31, 2025 and 2024 (including any notes or schedules thereto, the auditors’ report thereon and related management’s discussions and analysis); (b) incurred in the Ordinary Course since January 1, 2025; or (c) incurred in connection with this Agreement or the transactions contemplated by this Agreement.

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17.	Absence of Certain Changes or Events. Since January 1, 2025 to the date hereof, other than the transactions expressly contemplated in this Agreement or as publicly disclosed in the Public Filings prior to the date of this Agreement, (a) the business of the REIT and of each of its Subsidiaries has been conducted in the Ordinary Course, (b) there has not occurred any change, event, occurrence, effect or circumstance that, individually or in the aggregate, has had or would reasonably be expected to have, a REIT Material Adverse Effect or prevent, materially delay or materially impede the performance by the REIT of its obligations under this Agreement or any of the transactions contemplated hereby, (c) other than (A) distributions among wholly owned Subsidiaries of the REIT and (B) pro rata distributions made in the Ordinary Course to the limited partners or members, as applicable, of Slate Grocery One L.P., Slate Grocery Investment US L.P., S.G.R. Windmill L.P., TK11 Venture LLC and Mid-Century Holdings LLC, neither the REIT nor any of its Subsidiaries have taken any action that would be prohibited by Section 4.1 in any material respect if such action were taken on or after the date hereof without the written consent of Purchaser and (d) there has not been any material damage, destruction or other casualty loss with respect to any material asset or property owned or leased by the REIT or its Subsidiaries, whether or not fully covered by insurance (other than customary deductibles).

18.	Related Party Transactions. Neither the REIT nor any of its Subsidiaries is indebted to any trustee, director, officer, employee or agent of, or independent contractor to, the REIT, the Manager, any of its Subsidiaries or any of their respective affiliates or associates (except for amounts due in the Ordinary Course or pursuant to any Law or Contract such as salaries, bonuses, trustee’s fees or the reimbursement of Ordinary Course expenses). Except (i) as disclosed in the Public Filings, (ii) for the Management Agreement, and (iii) as disclosed in Schedule 3.1(18) of the Disclosure Letter, there are no Contracts (other than the employment arrangements or other terms of engagement) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any trustee, officer, employee or agent of, or independent contractor to, the REIT, any of its Subsidiaries or any of their respective affiliates or associates (including the Manager). The REIT has made available to the Purchaser true, correct and complete copies of all such agreements.

19.	Compliance with Laws. Except as disclosed in Schedule 3.1(19) of the Disclosure Letter, the REIT and each of its Subsidiaries is and for the past three (3) years has been in compliance in all material respects with Laws. During the past three (3) years, neither the REIT nor any of its Subsidiaries nor, to the knowledge of the REIT, any of their respective trustees, directors or officers, is the subject of, or to the knowledge of the REIT, threatened to be the subject of, any Proceeding with respect to any material violation or potential material violation of any Law or a disqualification by a Governmental Entity, and to the knowledge of the REIT, there is no state of facts or circumstances that forms a valid basis for any of the foregoing .

20.	Authorizations and Licenses.

(a)	A true, correct and complete list of all of the material Authorizations of the REIT and each of its Subsidiaries is set forth in Schedule 3.1(20) of the Disclosure Letter. The REIT and each of its Subsidiaries own, possess or have obtained all material Authorizations that are required by Law in connection with the operation of the business of the REIT and each of its Subsidiaries as presently conducted, or in connection with the ownership, operation or use of the REIT Assets as presently owned, operated or used. No material Authorization is subject to any restrictions or undertakings other than such restrictions or undertakings contained in the terms of such Authorizations or applicable Laws pursuant to which such Authorizations were issued.

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(b)	The REIT or its Subsidiaries, as applicable, (i) lawfully hold, own or use, and have complied with, all such Authorizations, except as would not reasonably be expected to have a REIT Material Adverse Effect or prevent, materially delay or materially impede the performance by the REIT of its obligations under this Agreement or any of the transactions contemplated hereby; (ii) each such Authorization is valid and in full force and effect, and is renewable by its terms or in the Ordinary Course; (iii) to the knowledge of the REIT, there are no facts, events or circumstances that may reasonably be expected to result in a failure to obtain or failure to be in compliance with all Authorizations as are necessary to conduct the business of the REIT or the Subsidiaries; and (iv) to the knowledge of the REIT, no event has occurred which, with the giving of notice, lapse of time or both, could constitute a default or lapse under, or in respect of, any Authorization.

(c)	No Proceeding is pending, or to the knowledge of the REIT, threatened against the REIT or any of its Subsidiaries in respect of or regarding any such Authorization and none of the REIT or any of its Subsidiaries has received notice, whether written or oral, of revocation, non-renewal or amendments of any such Authorization, or of the intention of any Person to revoke, refuse to renew or amend any such Authorization.

21.	Material Contracts.

(a)	Schedule 3.1(21)(a) of the Disclosure Letter sets out a true, complete and accurate list of all Material Contracts as of the date of this Agreement.

(b)	True, correct and complete copies of each Material Contract (including all amendments, modifications, supplements and waivers thereto) has been disclosed in the Data Room.

(c)	Each Material Contract is legal, valid, binding and in full force and effect and is enforceable on the REIT or a Subsidiary of the REIT, as applicable, and to the knowledge of the REIT, the other parties thereto in accordance with its terms (subject to bankruptcy, insolvency and other Laws affecting creditors’ rights generally, and to general principles of equity).

(d)	The REIT and each of its Subsidiaries has performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts and neither the REIT nor any of its Subsidiaries is in material breach or default under any Material Contract, nor does the REIT have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default.

(e)	Neither the REIT nor any of its Subsidiaries has received any notice (whether written or oral) of any material breach or default, or of any cancellation, termination, non-renewal, or intention to cancel, terminate or otherwise modify or not renew its relationship with the REIT or any of its Subsidiaries, under any Material Contract by any other party to such Material Contract nor, to the knowledge of the REIT, does there exist any condition that with the passage of time or the giving of notice or both would result in such a material breach or default under any such Material Contract by any other party to a Material Contract, and to the knowledge of the REIT, no such action has been threatened.

22.	Real and Personal Property.

(a)	Schedule 3.1(22)(a) of the Disclosure Letter contains a true and complete list of all real property owned as of the date hereof by the REIT and its Subsidiaries in fee by reference to their municipal addresses. None of the Property is leased by the REIT or any Subsidiary.

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(b)	The information in respect of the Properties set out in Schedule 3.1(22)(b) of the Disclosure Letter is true and accurate as of the date hereof and identifies:

(i)	the legal entity(ies) that owns the registered legal title to a Property as a nominee and bare trustee for the beneficial owner(s) of such Property;

(ii)	each of the beneficial owners of each Property; and

(iii)	the REIT’s direct or indirect percentage ownership interest in each Property;

(c)	The REIT and its Subsidiaries own the Properties, with good and marketable fee simple title, free and clear of any Liens other than Permitted Liens. To the knowledge of the REIT, the REIT and its Subsidiaries are not in material breach or default under any Permitted Liens, and the completion of the transactions contemplated by this Agreement will not result in any material breach or default under any Permitted Liens.

(d)	Except as disclosed in Schedule 3.1(22)(d) of the Disclosure Letter, to the knowledge of the REIT, each Property has been maintained in material compliance with all Laws.

(e)	Each of the REIT and its Subsidiaries owns, leases or otherwise has the right (including those rights by way of licences, easements or rights of way) to use all Property, including all fixtures and improvements situated thereon, and, owns, leases or otherwise has the right to use all equipment and personal (moveable) property, tangible and intangible, in each case which is used in the operations of the business of such entity and which is necessary to conduct the business of such entity in all material respects in the manner in which it is presently conducted.

(f)	Except as disclosed in Schedule 3.1(22)(f) of the Disclosure Letter, neither the REIT nor any of its Subsidiaries, nor any agents acting on their respective behalf, have approved or entered into any agreement in respect of the purchase, sale, transfer or other disposition of any Property whether by asset sale, transfer of shares or otherwise that has not closed as of the date hereof. Neither the REIT nor any of its Subsidiaries is party to any agreement or option to purchase any real property or interest therein that has not closed as of the date hereof.

(g)	Except as disclosed in Schedule 3.1(22)(g) of the Disclosure Letter, none of the REIT or its Subsidiaries has received any written notice, as regards to any matter that remains unresolved, that any of the Properties or the buildings and/or fixtures thereon, nor their use, operation or maintenance for the purpose of carrying on the business of the REIT and its Subsidiaries in the Ordinary Course violates any Contract, any restrictive covenant binding upon the REIT or its Subsidiaries or any provision of any Law (including, without limitation, any such notice to the effect that there are (A) condemnation, expropriation or rezoning proceedings that are pending or threatened with respect to any Property, (B) zoning, building or similar Laws, codes, ordinances, orders or regulations that are violated by the maintenance, operation or use of any buildings or other improvements on any Property, or (C) any defaults under any Contract evidencing any Lien or other Contract affecting any Property), except in each case, for any such matters as would not reasonably be expected to have a REIT Material Adverse Effect.

(h)	All records in possession or control of the REIT and its Subsidiaries relating to each Property (including resident occupancy reports, operating data, files, books and records, correspondence, credit information, research materials, contract documents, inventory data, accounts receivable data, operating statements and other similar records) contain, in all material respects, complete and accurate records of all material matters required to be dealt with in such records. All financial transactions relating to each Property have been accurately recorded in all material respects in such records.

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(i)	No Property has suffered any material damage or destruction by fire, flood or other casualty, which damage has not been repaired or restored as of the date hereof, except as would not reasonably be expected to have a REIT Material Adverse Effect.

(j)	Schedule 3.1(22)(j)-(l) of the Disclosure Letter lists each Property that is (i) under development or redevelopment as of the date hereof (other than normal repair and maintenance), (ii) subject to a binding agreement for development or redevelopment or commencement of construction by the REIT or any Subsidiary of the REIT (each, a “Construction Contract”) or (iii) land held for development, in each case, other than those pertaining to customary capital repairs, replacements and other similar correction of deferred maintenance items in the ordinary course of business. Schedule 3.1(22) (j)-(2) sets forth all Construction Contracts involving aggregate payments of more than $250,000 and the REIT has delivered true and complete copies of such Construction Contracts to Purchaser.

(k)	No Property is owned, directly or indirectly, jointly by the REIT or any Subsidiary of the REIT with any Person other than (i) the REIT, (ii) any Subsidiary of the REIT, (iii) Slate North American Essential Real Estate Income Fund L.P., (iv) an Existing Joint Venture Partner or (v) an affiliate of an Existing Joint Venture Partner.

(l)	Except as has not had or would not, individually or in the aggregate, reasonably be expected to have a REIT Material Adverse Effect, (i) there are no pending common area maintenance (CAM), percentage rent or similar audits by any third party of which the REIT has knowledge or has received notice except for audits by Tenants in accordance with the express terms of the applicable Lease, (ii) there are no pending claims regarding violation of co-tenancy clauses in any Leases, (iii) there are no pending real property tax protests or litigation, investigation, complaint or action regarding any Property or Leases, (iv) no Tenants have (A) to the knowledge of the REIT, “gone dark”, (B) given the REIT notice of its intention to “go dark” or (C) to the knowledge of the REIT, filed for bankruptcy, and (v) there are no brokerage commissions or fees which are now due or payable or which may be due or payable in the future relating to any Leases.

(m)	No Person manages or operates any of the Properties on behalf of the REIT or any Subsidiary of the REIT other than: (i) Jadd Management, LLC, (ii) DLC Management Corporation, (iii) Pine Tree Commercial Realty, LLC, and (iv) Jones Lang LaSalle Americas, Inc.

(n)	The REIT has not received any written notices from any Existing Lender currently requiring material repairs or other material alterations to any Property.

(o)	Neither the REIT nor any of its Subsidiaries has received written notice that the REIT or any of its Subsidiaries is in violation or default under any REA, except for violations or defaults that have been cured or that are immaterial, individually or in the aggregate. Neither the REIT nor any of its Subsidiaries has delivered a default notice to a party under a REA, except for defaults that have been cured or that are immaterial, individually or in the aggregate.

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23.	No Options to Purchase.

(a)	Except as otherwise disclosed in Schedule 3.1(23) of the Disclosure Letter, no Person has any right to purchase any Property, including any existing rights of first offer, rights of first refusal or buy/sell rights pursuant to any Lease or any other Contract that would be triggered by the transactions contemplated herein. As of the date hereof, no Person has exercised any right that could result in the REIT or any Subsidiary of the REIT being required to sell any direct or indirect interest in any Property (including pursuant to any right of first offer, right of first refusal, buy/sell provision or option to purchase) that has not closed as of the date hereof. As of the date hereof, neither the REIT nor any Subsidiary of the REIT has exercised any right of first offer, right of first refusal, option to purchase, buy/sell provision or similar right with respect to any real property or one or more Persons for which such transaction has not yet been consummated.

(b)	Each Subsidiary of the REIT that directly owns any Property (i) was formed solely for the purpose of owning and operating such Property, (ii) has not owned any real property other than such Property and (iii) has not conducted any business other than the ownership and operation of such Property and activities incidental thereto.

24.	Leases.

(a)	As at September 22, 2026, in respect of each Property, the only Leases of such Property are the Leases identified on the rent roll for such Property. Each such rent roll is accurate in all material respects as of the date set out in such rent roll, including the disclosure of (i) the rents payable under the applicable Lease and (ii) the expiry date and any renewals thereunder. The rent roll for each Property is appended as Schedule 3.1(24) to the Disclosure Letter and each such rent roll is complete and accurate in all material respects as of the date of this Agreement. The REIT has made available to Purchaser correct and complete copies of (A) all material documents that are a part of the Leases that constitute Material Contracts and (B) all other Leases in all material respects.

(b)	The REIT or the applicable Subsidiary, as the case may be, as landlord under any Lease, has performed all of its material obligations and observed all of the material conditions required of it under each Lease and has not received any written notice of any material breach or default on its part and, to the knowledge of the REIT, no other event or condition exists which with the giving of notice or lapse of time, or both, would be a breach or default or which would permit any Tenant to terminate such Lease (other than termination rights which are provided for in the Leases).

25.	Legal Rents. To the extent any of the Tenants have the benefit of rent control or other similar legislation, the rents payable by such Tenants (including without limitation prior Tenants who might have a legal claim), to the knowledge of the REIT, are in material compliance with such rent control legislation or any other applicable Law.

26.	Existing Mortgages.

(a)	Schedule 3.1(26)(a) of the Disclosure Letter sets out all the Existing Mortgages which are registered against, charge, or otherwise impact or affect one or more of the Properties.

(b)	All documents, agreements, security, guarantees, indemnities, and/or other instruments governing an Existing Mortgage and used in the day-to-day operation and management of the Properties that are in possession or control of the REIT or its Subsidiaries have been uploaded to the Data Room and are true and complete copies in all material respects.

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(c)	Except as otherwise disclosed in Schedule 3.1(26)(c) of the Disclosure Letter, the REIT and its Subsidiaries are not in material breach or default under any Existing Mortgage.

(d)	Solely with respect to the Existing Mortgages on Schedule 3.1(26)(d)-1 of the Disclosure Letter, except as otherwise disclosed in the Schedule 3.1(26)(d)-2 of the Disclosure Letter, the completion of the transactions contemplated by this Agreement (other than, for the avoidance of doubt any Debt Financing, Pre-Acquisition Reorganization or assumption by the Purchaser of any Assumed Indebtedness) will not result in any breach or default under any such Existing Mortgage or require the consent of any party under any such Existing Mortgage.

27.	Intellectual Property. Except as disclosed in Schedule 3.1(27) of the Disclosure Letter, (a) the REIT and its Subsidiaries own all right, title and interest in and to, free and clear of all Liens other than Permitted Liens, or have validly licensed (and are not in material breach of such licenses), all Intellectual Property that is material to the conduct of the business, as presently conducted, of the REIT and its Subsidiaries; (b) all such Intellectual Property that is owned by or licensed to the REIT and its Subsidiaries are sufficient, in all material respects, for conducting the business, as presently conducted, of the REIT and its Subsidiaries; (c) to the knowledge of the REIT, all Intellectual Property owned or licensed by the REIT and its Subsidiaries are valid and enforceable; (d) the carrying on of the business of the REIT and its Subsidiaries pursuant to the transactions contemplated by this Agreement and the use by the REIT and its Subsidiaries of any of the Intellectual Property owned by or licensed to them does not breach, violate, infringe or interfere with any rights of any other Person; and (e) to the knowledge of the REIT, no third party is infringing upon the Intellectual Property owned or licensed by the REIT or its Subsidiaries. A true, complete and accurate list of the material Intellectual Property of the REIT is set out in Schedule 3.1(27) of the Disclosure Letter.

28.	IT Systems. The IT Systems, whether owned, leased or otherwise used or held for use by the REIT or its Subsidiaries that are material to the performance of or provision of any material services rendered by the REIT and its Subsidiaries (a) are sufficient to conduct the business of the REIT and its Subsidiaries in the Ordinary Course; and (b) operate and perform in all material respects as required by the REIT and its Subsidiaries to conduct their business in the Ordinary Course. The REIT and its Subsidiaries have implemented and maintain reasonable and sufficient backup and disaster recovery technology consistent with industry standards and practices of the REIT and its Subsidiaries.

29.	Litigation. Except as disclosed in Schedule 3.1(29) of the Disclosure Letter, there are no Proceedings pending, or to the knowledge of the REIT, threatened, against the REIT or any of its Subsidiaries, or affecting any of their respective properties or assets by or before any Governmental Entity that if determined adverse to the interests of the REIT or its Subsidiaries, would have a REIT Material Adverse Effect or that seeks to prevent or delay the consummation of the Arrangement or the transactions contemplated hereby, nor, to the knowledge of the REIT, are there any events or circumstances which would reasonably be expected to give rise to any such Proceeding. There is no bankruptcy, liquidation, winding-up or other similar Proceeding pending or in progress, or to the knowledge of the REIT, threatened against or relating to the REIT or any of its Subsidiaries before any Governmental Entity. Neither the REIT nor any of its Subsidiaries, nor any of their respective properties or assets is subject to any outstanding Order that would have or would be reasonably expected to have, individually or in the aggregate, a REIT Material Adverse Effect or prevent, materially delay or materially impede the performance by the REIT of its obligations under this Agreement or any of the transactions contemplated hereby.

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30.	Environmental Matters.

(a)	Except as disclosed in Schedule 3.1(30)(a) of the Disclosure Letter, the REIT and each of its Subsidiaries is, and for the past three (3) years has been, in compliance with all Environmental Laws, except as would not reasonably be expected to have a REIT Material Adverse Effect.

(b)	Except as disclosed in Schedule 3.1(30)(b) of the Disclosure Letter, there are no pending or, to the knowledge of the REIT, threatened claims or Proceedings against the REIT or any of its Subsidiaries arising out of any Environmental Laws or with respect to Hazardous Substances, except as would not reasonably be expected to have a REIT Material Adverse Effect.

(c)	Except as disclosed in Schedule 3.1(30)(c) of the Disclosure Letter, the REIT is not aware of, nor has it or its Subsidiaries received, (i) any Order, notice or directive from a Governmental Entity or other Person which relates to environmental matters or Environmental Laws that remain unresolved and would, individually or in the aggregate, have, or would reasonably be expected to have, a REIT Material Adverse Effect; or (ii) any written demand or notice with respect to the breach of or liability under any Environmental Law applicable to the REIT or any of its Subsidiaries or the Properties that remains unresolved and would, individually or in the aggregate, have, or would reasonably be expected to have, a REIT Material Adverse Effect.

(d)	Except as disclosed in Schedule 3.1(30)(d) of the Disclosure Letter, there has not been any Release of any Hazardous Substance by the REIT or any of its Subsidiaries (or any other Person to the extent giving rise to liability of the REIT or any of its Subsidiaries) in contravention of, or resulting in any liability under, Environmental Laws on, in or from any property, including any of the Properties, except as would not reasonably be expected to have a REIT Material Adverse Effect.

(e)	Except as disclosed in Schedule 3.1(30)(e) of the Disclosure Letter, to the knowledge of the REIT, (i) no building, structure or improvement located on the lands of any Property contain asbestos and (ii) the Properties have not been used as a waste disposal site or burial grounds or cemetery, or for operation of a drycleaner.

(f)	Except as disclosed in Schedule 3.1(30)(f) of the Disclosure Letter, to the knowledge of the REIT, there are no aboveground or underground tanks for the storage of petroleum products at any of the Properties.

(g)	The REIT has made available to Purchaser copies of all material environmental assessments, Governmental Authorizations, reports, audits and other documents, in the possession or under their control of the REIT or any of its Subsidiaries, relating to the REIT or any of its Subsidiaries’ compliance during the past three (3) years with any Environmental Law or to the environmental condition of any real property currently or formerly owned, operated, or leased by the REIT or any of its Subsidiaries.

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31.	Insurance.

(a)	Schedule 3.1(31) of the Disclosure Letter sets forth a correct and complete list of all material insurance policies held by or for the benefit of the REIT or any of its Subsidiaries as of the date of this Agreement, including the insurer under such policies and the type of and amount of coverage thereunder.

(b)	The REIT and each of its Subsidiaries is, and has been continuously since January 1, 2025, insured by reputable third party insurers with reasonable and prudent policies appropriate and customary for the size and nature of the business of the REIT, its Subsidiaries and their respective assets, including a sufficient level of insurance necessary to comply with the terms and conditions of its Authorizations and Material Contracts.

(c)	Each material insurance policy currently in effect that insures the physical properties, business, operations and assets of the REIT and its Subsidiaries, is valid and binding and in full force and effect and the REIT and its Subsidiaries are not in breach or default under the terms of any such policy. There is no material claim pending under any such policies as to which coverage has been questioned, denied or disputed. There is no material claim pending under any insurance policy of the REIT or of any of its Subsidiaries that has been denied, rejected, questioned or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover all or any material portion of such claims. All material proceedings covered by any insurance policy of the REIT or of any of its Subsidiaries have been properly reported to and accepted by the applicable insurer.

32.	Taxes.

(a)	The REIT and each of its Subsidiaries has duly and timely filed with the appropriate Governmental Entity all income and other material Tax Returns required to be filed by them and all such Tax Returns are true, complete and correct in all material respects.

(b)	The REIT and each of its Subsidiaries has paid on a timely basis all income and other material Taxes (whether or not shown to be due and payable on any Tax Return) all assessments and reassessments, and all other material Taxes, including all installments on account due and payable by them, other than Taxes which are being or have been contested in good faith and in respect of which reserves have been provided in the most recently published consolidated financial statements of the REIT. The REIT and its Subsidiaries have provided adequate accruals in accordance with IFRS in the most recently published consolidated financial statements of the REIT for any Taxes of the REIT and each of its Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued by or with respect to the REIT or any of its Subsidiaries, other than in the Ordinary Course.

(c)	No material deficiencies, litigation, disputes, audits, claims, proposed adjustments or matters in controversy exist or have been asserted or have been threatened with respect to Taxes of the REIT or any of its Subsidiaries, and neither the REIT, nor any of its Subsidiaries, is a party to any material proceeding for assessment or collection of Taxes and no such event has been asserted or threatened against the REIT or any of its Subsidiaries, or any of their respective assets.

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(d)	No claim has been made by any Governmental Entity in a jurisdiction where the REIT or any of its Subsidiaries does not file Tax Returns or pay material Taxes with respect to a particular type of Tax that the REIT, or any of its Subsidiaries (as applicable), is or may be required to file any Tax Returns or subject to material Tax with respect to such type of Tax in that jurisdiction.

(e)	There are no Liens (other than Permitted Liens) with respect to Taxes upon any of the assets or properties of the REIT or any of its Subsidiaries.

(f)	Each of the REIT and its Subsidiaries has withheld, deducted or collected all material amounts required to be withheld, deducted or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity when required by Law to do so.

(g)	Each of the REIT and its Subsidiaries has duly and timely collected all material amounts on account of any sales, use, value added or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it.

(h)	There are currently no outstanding agreements or other arrangements extending or waiving the statutory period of limitations applicable to any material claim for, or the period for the collection or assessment or reassessment of Taxes due from the REIT or any of its Subsidiaries or the period within which to file any Tax Returns, elections, designations or similar filings relating to Taxes for which the REIT or any of the Subsidiaries is or may be liable (other than automatic extensions or waivers obtained in the Ordinary Course), for any taxable period and no request for any such waiver or extension is currently pending.

(i)	Each of the REIT and its Subsidiaries has at all times been exclusively a resident for all Tax purposes in its country of incorporation.

(j)	Each of (i) the REIT, (ii) Slate Investment LP and (iii) SGI is, and has been since formation, classified as a corporation for U.S. federal income tax purposes. Except as set forth in the preceding sentence or disclosed in Schedule 3.1(32)(j) of the Disclosure Letter, each Subsidiary of the REIT is classified as a either a partnership or disregarded entity for U.S. federal income tax purposes.

(k)	The REIT has not derived or recognized, and none of the activities of the REIT (including through any Subsidiary or pass-through entity of which the REIT is a direct or indirect owner) has given rise to, any ECI during the taxable year that includes the Closing.

(l)	Except as set forth in Schedule 3.1(32)(l) of the Disclosure Letter, the REIT does not have knowledge, as that term is described in Section 1.2 of the Agreement, of (i) any person that has owned (within the meaning of Section 897(c)(3) of the Code), at any time in the period beginning on the date which is 15 years prior to the date hereof and ending on the date hereof, five percent (5%) or more of the outstanding Class U Units of the REIT, taking into account the constructive ownership rules set forth in Section 897(c)(6)(C) of the Code (including beneficial ownership of any Class U Units held in “street name” through the Canadian Depository for Securities), (ii) any dispositions of interests in the REIT by any such person described in clause (i) at any time in the period beginning on the date which is 10 years prior to the date hereof and ending on the date hereof, or (iii) any dispositions of interests in Slate Investment LP occurring at any time in the period beginning on the date which is 10 years prior to the date hereof and ending on the date hereof. For purposes of the preceding sentence, a disposition shall include any transaction treated as a disposition for purposes of Section 897 of the Code, including distributions treated as dispositions.

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(m)	The Class U Units of the REIT have been held by 2,500 or more holders at all times during the period beginning on the date which is 10 years prior to the date hereof and ending on the date hereof and will be held by 2,500 or more holders at all times through the Effective Time.

(n)	The REIT is not, and has at no time been, a “SIFT trust” and none of the Subsidiaries have ever been a “SIFT partnership”, in each case, within the meaning of the Tax Act.

(o)	The REIT has at all times complied with the requirements to be a “mutual fund trust” within the meaning of the Tax Act.

(p)	The terms and conditions made or imposed in respect of every transaction (or series of transactions) between the REIT and any Subsidiary of the REIT that is a resident of Canada for purposes of the Tax Act (or, if a partnership, is a “Canadian partnership” within the meaning of the Tax Act) and any Person that is (i) a non-resident of Canada for purposes of the Tax Act, and (ii) not dealing at arm’s length with the REIT or such Subsidiary, as the case may be, for purposes of the Tax Act, do not differ materially from those that would have been made between persons dealing at arm’s length for purposes of the Tax Act.

(q)	Neither the REIT nor any of its Subsidiaries owns any “taxable Canadian property” within the meaning of the Tax Act.

33.	Benefit Plans.

(a)	Except as disclosed in Schedule 3.1(33) of the Disclosure Letter, neither the execution and delivery of this Agreement, nor the consummation of the Transactions contemplated hereby, either alone or in combination with another event, is reasonably expected to: (i) entitle any current or former officer, director or other individual service provider of the REIT or any of its Subsidiaries (the “Service Providers”) to any payment of compensation or benefits (whether in cash, property or the vesting of property) from the REIT or any of its Subsidiaries; (ii) increase the amount of compensation or benefits due or payable from the REIT or any of its Subsidiaries to any Service Provider; or (iii) accelerate the vesting, funding or time of payment of any compensation, equity award or other benefit made available by the REIT or any of its Subsidiaries to any Service Provider.

(b)	No payment or benefit, individually or together with any other payment or benefit, that could be received (whether in cash, property or the vesting of property), as a result of the Transactions, either alone or in combination with another event, by any Service Provider from the REIT or any of its Subsidiaries would not reasonably be expected to be deductible by the REIT or any of its Subsidiaries by reason of Section 280G of the Code or would reasonably be expected to be subject to an excise tax under Section 4999 of the Code.

(c)	Neither the REIT nor any of its Subsidiaries has any current or contingent obligation to indemnify, gross-up, reimburse or otherwise make whole any Service Provider for any Taxes under Section 4999 or Section 409A of the Code (or any corresponding provisions of state, local or foreign Tax law).

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(d)	The Deferred Unit Plans have been established, administered and maintained in all material respects in accordance with their terms and in compliance with all applicable Laws.

34.	ERISA. None of the underlying assets of the REIT or any of its Subsidiaries constitute “plan assets” within the meaning of the Department of Labor regulation issued at 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Other than the Deferred Unit Plans, neither the REIT nor any of its Subsidiaries sponsors, maintains or contributes to, or otherwise has any current or contingent liability or obligation (including contingent liability resulting from any trade or business, whether or not incorporated, under common control with the REIT or any of its Subsidiaries pursuant to Section 4001(a)(14) of ERISA and that, together with the REIT or any of its Subsidiaries, is treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code) under or with respect to, any “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not subject thereto) or other benefit or compensation plan, program, policy, contract, agreement or arrangement of any kind for the benefit of an employee or individual independent contractor, including any “multiemployer plan” (as defined in Section 3(37) of ERISA), “defined benefit plan” (as defined in Section 3(35) of ERISA), plan subject to Title IV of ERISA or Section 412 of the Code.

35.	Corrupt Practices Legislation. Neither the REIT nor any of its Subsidiaries nor, to the knowledge of the REIT, any trustee, director or officer acting on behalf of the REIT or any of its Subsidiaries has taken any action, directly or indirectly, that could result in a sanction for violation by such Persons of the Corruption of Foreign Public Officials Act (Canada), as may be amended, any similar law of any other relevant jurisdiction, or the rules or regulations thereunder; and the REIT has instituted and maintains policies and procedures designed to ensure compliance therewith.

36.	Money Laundering. The operations of the REIT and each of its Subsidiaries are and have been conducted, for the past three (3) years, in compliance in all material respects with the anti-money laundering laws of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Entity to which they are subject (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any Governmental Entity or arbitrator involving the REIT or any of its Subsidiaries with respect to Money Laundering Laws is pending or, to the knowledge of the REIT, threatened.

37.	Sanctions Laws. Neither the REIT nor any of its Subsidiaries nor, to the knowledge of the REIT, any of the trustees, directors or officers of the REIT or any of its Subsidiaries (a) is, or is controlled by or is acting on behalf of, any Person that is currently the subject of any sanctions administered or enforced by the United States (including any sanctions administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State or the Bureau of Industry and Security of the U.S. Department of Commerce, and including, without limitation, the designation as a “specially designated national” or “blocked person”), Canada (including sanctions administered or enforced by Global Affairs Canada and the Royal Canadian Mounted Police or other relevant sanctions authority), the European Union, His Majesty’s Treasury, the United Nations Security Council or other relevant sanctions authority (collectively, “Sanctions”); or (b) is located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions that broadly prohibit dealings with that country or territory, including, without limitation, Crimea, Cuba, Sudan, Syria, Iran, Russia and North Korea, and the REIT and each of its Subsidiaries have not knowingly engaged in, are not now knowingly engaged in, any dealings or transactions with any Person, or in any country or territory, that at the time of the dealing or transaction is or was the subject of Sanctions.

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38.	Brokers. Except for the Engagement Letters and as disclosed in Schedule 3.1(38) of the Disclosure Letter, no investment banker, broker, finder, financial advisor or other intermediary has been retained by or is authorized to act on behalf of the REIT or any of its Subsidiaries or is entitled to any fee, commission or other payment from the REIT or any of its Subsidiaries in connection with the Arrangement, this Agreement or any other transaction contemplated by this Agreement. The REIT has provided to the Purchaser correct and complete copies of the Engagement Letters, and such agreements have not been amended, modified or supplemented in any manner.

39.	No Collateral Benefit. To the knowledge of the REIT, except as set forth in Schedule 3.1(39) of the Disclosure Letter, no “related party” of the REIT or any of its “affiliated entities” (in each case within the meaning of MI 61-101), beneficially owns or exercises control or direction over 1% or more of the outstanding Units, except for related parties who will not receive a “collateral benefit” (within the meaning of such instrument) as a consequence of any transaction contemplated under this Agreement.

40.	No Employees. Neither the REIT nor any of its Subsidiaries has or has ever had (i) any employees, (ii) other than its trustees and offices, individual service providers, or (iii) any liability relating to current or former employees, independent contractors, leased employees, candidates or other individual service providers or any labor or employment matters.

41.	CFIUS. The REIT does not engage in (a) the design, fabrication, development, testing, production or manufacture of one or more “critical technologies” within the meaning of the Defense Production Act of 1950, as amended, including all implementing regulations thereof (the “DPA”); (b) the ownership, operation, maintenance, supply, manufacture, or servicing of “covered investment critical infrastructure” within the meaning of the DPA (where such activities are covered by column 2 of Appendix A to 31 C.F.R. Part 800); or (c) the maintenance or collection, directly or indirectly, of “sensitive personal data” of U.S. citizens within the meaning of the DPA.

42.	REIT Transaction Expenses. Schedule 3.1(41) of the Disclosure Letter sets forth a true, complete and correct list of all REIT Transaction Expenses incurred or committed to by or on behalf of the REIT as of the date of this Agreement, together with good faith estimates of the amounts of such REIT Transaction Expenses, which REIT Transaction Expenses do not exceed the good faith estimate of $33 million in the aggregate as of the date of this Agreement.

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SCHEDULE D

Purchaser Representations and WarrantieS

1.	Organization and Qualification. The Purchaser is a limited liability company duly organized and validly existing under the laws of the jurisdiction of its incorporation and has all requisite power and authority to own, lease and operate its assets and properties and conduct its business as now owned and conducted except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

2.	Corporate Authorization. The Purchaser has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Arrangement and other transactions contemplated by this Agreement have been duly authorized by all necessary corporate action on the part of the Purchaser and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement or the consummation of the Arrangement and other transactions contemplated hereby.

3.	Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Purchaser, and constitutes a legal, valid and binding agreement of each of them enforceable against each of them in accordance with its terms subject only to any limitation under bankruptcy, insolvency or other Laws affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

4.	Non-Contravention. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation of the Arrangement and the transactions contemplated hereby do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition):

(a)	contravene, conflict with, or result in any violation or breach of the Constating Documents of the Purchaser; or

(b)	assuming compliance with the matters referred to in paragraph 5 below, contravene, conflict with or result in a violation or breach of any Law applicable to the Purchaser or any of its respective properties or assets except as would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.

5.	Governmental Authorization. The execution, delivery and performance by the Purchaser of its obligations under this Agreement and the consummation by the Purchaser of the Arrangement and the transactions contemplated hereby do not require any Authorization or other action by or in respect of, or filing with, or notification to, any Governmental Entity by the Purchaser other than (a) the Interim Order and any approvals required by the Interim Order; (b) the Final Order; (c) filings with the Director under the OBCA; (d) compliance with any applicable Securities Laws as well as the rules and policies of the TSX; (e) the ICA Approval, if required; and (f) any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Entity which, if not taken or made, would not individually or in the aggregate, have a Purchaser Material Adverse Effect

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6.	Litigation. There are no material Proceedings in progress or pending or, to the knowledge of the Purchaser, threatened, against or involving the Purchaser, nor is the Purchaser subject to any outstanding Order in any case that would reasonably be expected to have a Purchaser Material Adverse Effect.

7.	Security Ownership. As at the date hereof, neither the Purchaser nor any other Person acting jointly or in concert with any of them, beneficially owns or exercises control or direction over any Units or any securities that are convertible into or exchangeable or exercisable for Units

8.	Residence. The Purchaser is a non-resident within the meaning of the Tax Act.

9.	Assets and Liabilities. The Purchaser does not have any operations, assets or liabilities, other than pursuant to this Agreement and any other document, agreement or instrument entered into in connection with the Arrangement or the other transactions contemplated by this Agreement.

10.	Financing.

(a)	Concurrently with the execution of this Agreement, the Purchaser has delivered to the REIT true, correct and complete signed copies of (i) the Debt Commitment Letters and the Fee Letters and (ii) the Equity Commitment Letters; provided that provisions in such Fee Letters related to fees, “market flex” terms, discounts, pricing caps and other economic and commercially sensitive terms agreed to by the parties thereto may be redacted so long as no such redaction involves any term that adversely affects or could reasonably be expected to adversely affect the amount, availability, conditionality, enforceability or termination of the Financing contemplated by the Commitment Letters to be funded at Closing, pursuant to which the Debt Financing Sources have committed to provide the Debt Financing and the Equity Financing Sources have committed to provide the Equity Financings. As of the date hereof, each Commitment Letter in the form delivered to the REIT is valid, effective and binding on the Purchaser and, to the knowledge of the Purchaser in the case of the Debt Commitment Letters, the other parties thereto in accordance with its terms, in each case, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. As of the date of this Agreement, the Equity Commitment Letters are in full force and effect, have not been withdrawn, terminated, rescinded, reduced, repudiated, amended, restated, replaced, supplemented or otherwise modified or waived in any respect (and no such withdrawal, termination, rescission, reduction, repudiation, amendment, restatement, replacement, supplement, modification or waiver is contemplated). As of the date hereof, there are no side letters or other Contracts, agreements or arrangements related to the Commitment Letters or the Financing that adversely affect or could reasonably be expected to adversely affect the amount, availability, conditionality, enforceability or termination of the Financing contemplated by the Commitment Letters to be funded at Closing. There are no restrictions, limitations or conditions applicable to the Guarantor or any affiliate of the Guarantor or any fund, vehicle or account through which the Equity Financings are to be provided (including any concentration limits, investment guidelines or diversification requirements), in each case, that adversely affect or would reasonably be expected to adversely affect the amount, availability, conditionality, enforceability or termination provisions of the Equity Financings or prevent or materially impair the ability of Purchaser to pay the Required Amount pursuant to and in accordance with the terms and conditions set forth therein and herein. As of the date of this Agreement, neither Purchaser nor any other party to the Equity Commitment Letters has committed any material breach of the performance, observance or fulfillment of any covenants, conditions or other obligations set forth in, or is in default under, the Equity Commitment Letters, and no event has occurred or circumstance exists which, with or without notice, lapse of time or both, would or would reasonably be expected to (i) constitute a material default or breach on the part of Purchaser or any other party thereto under any term or condition of the Equity Commitment Letters, (ii) constitute or result in an inability to satisfy a condition precedent or other contingency to receipt of funding set forth in the Equity Commitment Letters, (iii) make any of the assumptions or any of the statements or representations set forth in the Equity Commitment Letters inaccurate in any material respect, or (iv) otherwise result in all or any portion of the Equity Financings being unavailable. There are no conditions precedent related to the Financing contemplated by the Commitment Letters, other than as set forth in the Commitment Letters to be funded at Closing. Assuming the Financing is funded in accordance with the Commitment Letters, the aggregate proceeds of the Financing (after netting out applicable fees, expenses, original issue discount and similar premiums and charges and after giving effect to the maximum amount of “market flex” (including any original issue discount)) contemplated by the Commitment Letters to be funded at Closing will be sufficient to fund the Required Amount.

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11.	Limited Guarantees. The Purchaser has furnished the REIT with a duly executed, accurate and complete copy of each Limited Guarantee, pursuant to which the Guarantors are guaranteeing certain obligations of Purchaser, including the Guaranteed Obligations. Each Limited Guarantee is in full force and effect and constitutes the legal, valid, binding and enforceable obligations of the applicable Guarantor except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. There is no breach or default under any Limited Guarantee by any Guarantor, and no event has occurred that would constitute a breach or default (or with notice or lapse of time or both would constitute a breach or default) thereunder by any Guarantor. Each Guarantor has, and at all times will have, access to sufficient capital to satisfy in full the full amount of the guaranteed obligations under its Limited Guarantee, including the Guaranteed Obligations.

12.	NAEF Purchase Agreement. The Purchaser has furnished the REIT with a duly executed, accurate and complete copy of the NAEF Purchase Agreement. The NAEF Purchase Agreement has been duly executed and delivered by the Purchaser and, to the knowledge of the Purchaser, the NAEF Seller and constitutes the legal, valid, binding and enforceable obligation of Purchaser and, to the knowledge of the Purchaser, the NAEF Seller, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. There is no breach or default under the NAEF Purchase Agreement by the Purchaser or, to the knowledge of the Purchaser, the NAEF Seller, and no event has occurred that would constitute a breach or default (or with notice or lapse of time or both would constitute a breach or default) thereunder by the Purchaser or, to the knowledge of the Purchaser, the NAEF Seller, except as would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.

13.	Investment Canada Act. The Purchaser is a WTO investor for purposes of the Investment Canada Act.

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SCHEDULE E

Form of trustee support and voting agreement

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